1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


06034567


SEC MAIL
RECEIVED
PROCESSING
APR 28 2006
WASH. D.C.
213
SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

P.E. 4-28-06

For the Month of April 2006

MTR CORPORATION LIMITED
(地鐵有限公司)

(Exact Name of the Registrant as Specified in its Charter)

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's business, including its railway operations and property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;
- the level of interest rates prevailing in Hong Kong;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation;
- the Company's ability to complete property developments on time and within budget;
- fluctuation in property prices and competition from other property developments;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the Government's policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and
- other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Annual report to shareholders relating to the Company's financial condition and results of operations for the fiscal year ended December 31, 2005.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited

Date: 4/28/06

By: ______________________________

Name: Lila Fong
Title: Legal Manager - Secretarial

HONGKONG:58162.2

Annual report 2005



Beijing
Shenzhen

(Stock Code: 66)

地鐵公司
MTR Corporation

Growing in Hong Kong, growing overseas

"Within our home base of Hong Kong, we aim to achieve growth through extension of our existing network, enhancement of income from our non-fare and other businesses as well as creating opportunities for our property development."

Dr. Raymond Ch'ien Kuo-fung, *Chairman*

"MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and 'asset light' railway operating franchises in Europe."

C K Chow, *Chief Executive Officer*

Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

Mission

Provide excellent value to our customers, enhancing their quality of life, and contributing to development of the communities in which we operate

Provide opportunities for employees to grow and prosper with the Company and reward our investors

Develop the rail network as the backbone of public transport in Hong Kong

Grow in Mainland China and capture opportunities in Europe by building on our core competencies

Contents

Milestones 2005

January

More than HK$2 million was raised from passengers and patrons of Telford Plaza to support tsunami relief work in South Asia.



The tender for the Tseung Kwan O Area 86 Package One property development was awarded to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited.

February

HK$1 million was raised for the Hong Kong Community Chest through Chinese New Year promotion events in our shopping centres.

The Lloyd's Register Rail report on service performance and asset management regime was received, and immediate action was taken to implement its recommendations.

The Concession Agreement for Beijing Metro Line 4 was initialled between the Beijing Municipal Government and the Company jointly with its public-private partnership (PPP) partners.

March

The Company was recognised as Hong Kong's most socially responsible company in a survey of university students sponsored by the Government's Sustainable Development Fund.

April

Co-organised by the Company and the Hong Kong Amateur Athletic Association, the inaugural "MTR Hong Kong Race Walking 2005" was successfully held in Central, raising public awareness of the importance of good health and more than HK$900,000 to fund programmes promoting healthy living.

The Company's 2004 TV commercial "MTR – Metro News version" was awarded "The Most Delightful TV Commercial Award" at ATV's 11th Annual Most Popular TV Commercial Award Presentation.

Our fifth shopping centre, "The Lane", located above Hang Hau Station, opened for business.



May

The Company signed a Memorandum of Understanding (MOU) with the Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission to explore co-operation opportunities for the construction and operation of metro lines in Wuhan.

The Company's Sustainability Report 2003 was accredited by the Association of Chartered Certified Accountants Hong Kong with the "Best Sustainability Report Award".



In recognition of its contribution to enhancing the quality of life in Hong Kong, the Company was awarded East Week Magazine's "Quality Living Award HK 2005" – Public Transport Category.

The Company initialled the Concession Agreement for Shenzhen Metro Line 4, and signed an MOU to cover co-operation on investment, construction and operation for Line 3, with the Shenzhen Municipal Government.



June

The Government requested the Company to proceed with further planning of, and preparations for, the West Island Line and announced it would begin negotiations on the scope, funding and implementation programme of the project.

The Company won *Next Magazine*'s "Top Service Award 2005" – Public Transport Category for the seventh consecutive year.

July

The Company signed a preliminary long-term head lease on the 31,000 square metre shopping centre Oriental Kenzo at Dong Cheng District in Beijing, which it plans to redecorate for opening and subletting in late 2006.

August

Disneyland Resort Line (DRL) commenced service on 1 August.

The Company started conversion of its fleet of 11 Airport Express 7-car trains to 8-car to meet the anticipated increase in passengers following the opening of AsiaWorld-Expo Station.

The Company's service was once again ranked top among local transport operators by the general public of Hong Kong, according to a survey conducted by a political party, the Democratic Alliance for the Betterment of Hong Kong.

The Company was awarded the PAS 55-1:2004 Asset Management Certification by Det Norske Veritas, an internationally respected certification body, in recognition of its efforts in enhancing its world class asset management system.

September



The Company won the "2005 China National Quality Management Award" from the China Association for Quality, and was named runner-up in the "Robert W. Campbell Award", jointly sponsored by the US National Safety Council and Exxon-Mobil Corporation.

Express Post was launched on 17 September as the only free weekend newspaper in Hong Kong, to be distributed every Saturday morning at MTR stations.

The National Development and Reform Commission of China granted project and Concession Agreement approval for the Beijing Metro Line 4 PPP.

Customer traffic at Maritime Square increased substantially, registering a 30% year-on-year growth since September, thanks to the opening of DRL and effective marketing.

November



Groundbreaking ceremony for the Trial Section of Phase 2 of Shenzhen Metro Line 4 project was held on 4 November, marking a significant milestone for the project.

Groundbreaking ceremony for the International Commerce Centre at Union Square, Kowloon Station of the Airport Express Line was held on 9 November.

To support the International Day of Disabled Persons 2005, the Company offered free rides on MTR and Airport Express lines for disabled people on 27 November.

In support of Senior Citizens' Day on 29 November, free rides on MTR Lines were offered to senior citizens with Elderly Octopus cards.

December

The Company carried 2.81 million passengers on 23 December, the highest number of passenger trips ever recorded on a single, regular 19-hour service day.

Tenders were invited for Tseung Kwan O Area 86 Package Two property development and the package was awarded in January 2006 to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited.

AsiaWorld-Expo Station on the Airport Express Line opened on 20 December, providing direct access to Hong Kong's newest and largest exhibition and event centre.



The Town Planning Board approved the mixed-use complex of hotel, office, retail and residential development above Area 56 at Tseung Kwan O Station.

The Ministry of Commerce of China granted approval to the Joint Venture Agreement and Articles of Associations for the Beijing Metro Line 4 PPP.

The project to retrofit platform screen doors at all 30 underground stations saw 18 more platforms completed in Diamond Hill, Choi Hung, Lam Tin, Tin Hau, Fortress Hill, Quarry Bay, Tai Koo, Sai Wan Ho and Sau Kei Wan stations.

Chairman's letter



Dear Stakeholders,

I am pleased to present to you the annual results of MTR Corporation for 2005, which again reflected good performance by the Company with strong growth in all of our businesses. These results demonstrated not only our ability to leverage off the continued strength in the Hong Kong economy through strategies developed over the last few years to generate growth, but also the enduring success of our well proven "rail and property" business model.

For the year, we benefited from the buoyant economy to increase our total revenue to HK$9,153 million, 9.6% above 2004, and to achieve underlying profit, excluding revaluation of investment properties, of HK$6,140 million, 36.7% better than the previous year. Including investment property revaluation, our net profit attributable to equity shareholders was HK$8,450 million and earnings per share were HK$1.55, respectively 29.1% and 26.0% increases over 2004. Your Board of Directors has recommended a final dividend of HK$0.28, which is the same as in 2004.

There are two issues which I would highlight this year; firstly our growth strategy, and secondly our emphasis on sustainability, corporate social responsibility (CSR) and community involvement.

Strategy for growth

MTR Corporation's strategy for growth covers both Hong Kong and overseas, with the latter focused on the Mainland of China and Europe. Within our home base of Hong Kong, we aim to achieve growth through extension of our existing network, enhancement of income from our non-fare and other businesses as well as creating opportunities for our property development business. In each of these areas the strategy is taking hold.

In 2005 MTR Corporation opened the Disneyland Resort Line (DRL) and the AsiaWorld-Expo Station at the end of the Airport Express Line (AEL). Discussions with the Government continue on the West

Within our home base of Hong Kong, we aim to achieve growth through extension of our existing network, enhancement of income from our non-fare and other businesses as well as creating opportunities for our property development business.

Island Line (WIL), an extension of the Island Line to the west of Hong Kong. Strong political and local support has been received for WIL and the Executive Council of the Hong Kong SAR Government has asked MTR Corporation to proceed with the preliminary planning and design. The South Island Line (East) still awaits a Government decision, but there is strong community support for a rail service to Ocean Park and the Southern District of Hong Kong Island.

In the past two years, we have maximised the growth of our non-fare revenue through the introduction of new advertising formats, the redevelopment of MTR stations and expansion of our portfolio of investment properties in Hong Kong. Over the next three years, based on our "rail and property" business model we will receive and add two more shopping centres to our property portfolio: The Edge in Tseung Kwan O in 2006 and Elements, our majority owned eighty-three thousand square metre high-end shopping centre in Union Square, Kowloon Station, in 2007.

Property development is the cornerstone of this successful business model, which aims to maximise value for shareholders by integrating property development with railway construction and through prudent weighing of risk and return. In this regard, in January 2005 and January 2006, we successfully awarded the tenders for the development of Package One and Package Two of Tseung Kwan O Area 86.

On the possible merger of MTR Corporation and Kowloon-Canton Railway Corporation (KCRC), after submission of the joint report with KCRC, MTR Corporation has been in bilateral discussions with the Government on the financial terms and structure. Those negotiations continue. We remain convinced that on acceptable terms, a merger would benefit all stakeholders.

In our growth strategy outside Hong Kong, I am pleased that during the year the Company has achieved a number of major milestones, particularly in the Mainland of China.

We are delighted that the Beijing Metro Line 4 project received Central Government approval in September, and that the private-public partnership (PPP) company in which we own 49% has, in January 2006, completed all registration requirements necessary to begin commercial operations.

In Shenzhen, substantial progress has also been made on Metro Line 4, with initialling of the Concession Agreement with the Shenzhen Municipal Government and submission of feasibility study report to the National Development and Reform Commission (NDRC) in May. Whilst project approval from NDRC is still pending, we are excited about the prospect of providing an efficient mass transit service to the residents of Shenzhen and of facilitating the development of neighbourhoods along the railway based on our Hong Kong "rail and property" business model.

The development potential for mass transit systems in the Mainland of China is substantial because of rapidly expanding urban populations, heightened environmental concerns and limitations to the expansion of road networks. To harness this potential and achieve a better economy of scale for our investments in this market, it is important for us to look beyond the two projects in Beijing and Shenzhen, and study other investment opportunities in these and other key cities.

In Europe, we are disappointed that our team's hard work did not result in success for our bids for the two train operating franchises in the UK, the Integrated Kent Franchise and the Thameslink / Great Northern Franchise, and one other franchise in Scandinavia. We are nonetheless confident that with the valuable experience gained during the bid process and a first class management team on the ground, the Company is well positioned to take advantage of the continuing liberalisation of the rail market in Europe to achieve market entry.

CSR and community involvement

An important characteristic of MTR Corporation is the very broad context in which we see our role in Hong Kong and the world, and the commitment of our efforts to creating a sustainable growth path.

During the year we facilitated the establishment, and became a founding member, of Hong Kong's first CSR Charter. We published the first MTR CSR Guideline and established a Sustainability and CSR Steering Committee. We also continued our work internationally through our chairmanship of the International Association of Transport Providers' (UITP) Commission on Sustainable Development. It is important to recognise that only competitive and profitable enterprises are able to make a long-term contribution to sustainable development by generating wealth and jobs without compromising the social and environmental needs of society.

These efforts to formalise sustainability have been rewarded in recent years by a deepening engagement with stakeholders. For example, the working consultation group for WIL is now using the findings of an extensive 2003 consultation in considering the final design of the project. At MTR Corporation, we have established a Community Rail programme which looks to develop a network of rail-linked community centres and involves local communities in consultation on any proposed new railway.

We are always reminded by our Mission and Vision of our obligation to help enhance the quality of life and development of our community. In 2005, we helped initiate a new employee volunteering programme "More Time Reaching Community". Built on the existing Community Involvement Team, also formed by volunteering employees, the programme was launched to provide advice, logistic support and funding to staff members who come up with a good idea for voluntary community work. We are proud of this programme and our other initiatives, such as the "From the Heart" campaign and the continuing Art in Stations programme, which help to care for the less fortunate among us or otherwise enrich the lives of those with whom we come into contact.

In April, we co-organised with the Hong Kong Amateur Athletic Association the inaugural "MTR Hong Kong Race Walking 2005", to encourage people to walk more as a form of daily exercise. The largest event of its kind in Hong Kong, it raised more than HK$900,000 to fund local health educational activities. This was followed up by a series of related activities at our managed estates to promote race walking as a means to achieve better health.

I would like to extend my special thanks to Mr. Philip Gaffney, who retired as Managing Director – Operations & Business Development in December after over 28 years of distinguished service to the Company. All of us are indebted to him for his contribution, and MTR would not be as strong a railway today had it not been for his dedicated service and strong leadership. I welcome to the Executive Directorate team Mr. Andrew McCusker as Operations Director and Dr. Francois Lung as China and International Business Director.

I would also like to take this opportunity to thank my fellow directors, the senior management and all of our staff for their contributions during 2005. MTR Corporation has enjoyed an excellent year and with their and other stakeholders' continued support will carry on succeeding in 2006.

Raymond K. F. Ch'ien

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 7 March 2006

CEO's review of operations and outlook



MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and 'asset light' railway operating franchises in Europe.

Dear Stakeholders,

The strategy of MTR Corporation is to create value by seeking growth both in Hong Kong and overseas. I am pleased to report that MTR Corporation achieved strong financial results in 2005 with contributions from all our businesses. We were also encouraged to see that our international expansion strategy has begun to take root and achieved a number of important milestones. For the year, MTR Corporation generated revenue of HK$9,153 million, 9.6% higher than the previous year, while net profit attributable to equity shareholders, excluding revaluation of investment properties, rose 36.7% to HK$6,140 million. As I noted in last year's annual report, a number of new accounting standards were introduced in Hong Kong effective 1 January 2005. One of these new standards requires the revaluation of our investment properties to be recognised as a profit or loss in the year. In 2005, investment property revaluation yielded a profit of HK$2,800 million pre-tax (HK$2,310 million post tax). Including investment property revaluation, net profit attributable to equity shareholders of MTR Corporation has therefore increased by 29.1% to HK$8,450 million with earnings per share increasing 26.0% to HK$1.55. The Board has recommended a final dividend of HK$0.28 which when combined with the interim dividend of HK$0.14 brings the full year dividend to HK$0.42, which is the same as last year.

Operational review

In Hong Kong, MTR Corporation benefited from a buoyant economy and an active property market.

Hong Kong railway operations

It is MTR Corporation's mission to provide world class rail services to the people of Hong Kong. The year 2005 drew to a close with record patronage for MTR. On 23 December 2005, 2.81 million passengers rode on MTR, the highest number of passenger trips the Company has ever recorded on a single, regular 19-hour service day since we began operations 26 years ago.

For the year as a whole, total patronage on the MTR Lines reached a record high of 858 million, an increase of 2.9% over 2004. It is pleasing to see that, under intense competition, MTR Corporation's share of the total franchised public transport market has increased to 25.2% from 24.8% in 2004, and our cross-harbour market share to 61.2% from 59.6% in 2004.

Patronage on AEL also increased by 6.0% to 8.5 million due to higher numbers of air passenger arrivals and departures at the Hong Kong International Airport, boosting the average daily patronage to 23,300.

For the sixth year in a row, our customer service performance surpassed both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, train service delivery was 99.9%, making MTR one of the most reliable rail systems in the world. In line with our continuous improvement culture, MTR Corporation has taken on board all the recommendations to enhance asset management contained in the Lloyd's Register Rail Report issued in February 2005, with 12 out of the 16 recommendations completed within the year.

Our network expanded in 2005 with the opening of DRL in August. It connects Hong Kong Disneyland with the MTR network via the interchange station at Sunny Bay on the Tung Chung Line. With its creative design, this theme train quickly became a favourite of Disneyland visitors. In December the AsiaWorld-Expo Station on AEL was opened, providing direct service to and from Hong Kong's newest and largest exhibition facility. The programme to retrofit platform screen doors in MTR underground stations was substantially completed at the end of 2005, providing a better station environment for our passengers. Final completion of the programme is expected in the first quarter of 2006.

The Company was again recognised for providing high quality service by a number of external organisations. Locally, these included the Public Transport Category award in *East Week Magazine's* first ever "Quality Living Award HK 2005", and for the seventh year in a row, the "Top Service Award 2005" – Public Transport Category from *Next Magazine*. We won our first major award in China – the "2005 China National Quality Management Award" from the China Association for Quality. MTR Corporation was also named runner-up in the global "Robert W. Campbell Award" for demonstrating leadership and excellence in integrating safety, health and the environment into operations. On a lighter note, one of the Company's 25th Anniversary TV Commercial "MTR – Metro News Version" received the "Most Delightful TV Commercial" award at the 11th Annual Most Popular TV Commercial Award Presentation organised by ATV in Hong Kong.

I would like to pay tribute to those colleagues who kept Hong Kong moving in the week of the World Trade Organisation Hong Kong Ministerial Conference in December 2005. Through their meticulous planning and implementation, MTR Corporation was able to provide continuous service for the people of Hong Kong during that turbulent week.

Station commercial and other businesses

Accelerating the growth of non-fare revenue is an important part of MTR Corporation's strategy. Our station commercial and other businesses registered 18.6% revenue growth to HK$1,555 million during the year on the back of a strong economy, improved consumer spending and higher consultancy revenue.

In advertising, we continued to enhance the attraction of our advertising venues through format refinement and innovation. During the year, audio advertising, platform bunting in stations, lit-up billboards above station entrances and enlarged advertising cards in trains running on the MTR Lines were introduced in our system. MTR Corporation is the leader in the outdoor advertising market in Hong Kong. In 2005, revenue from advertisement grew by 9.2% to HK$510 million. In telecommunications, our entire network was upgraded to achieve full 3G coverage in October. Station retail rental income benefited from a combination of increased patronage, strong consumer spending, higher rentals and expanded retail floor space brought about by the renovation of stations. In 2005, we completed renovation of the retail zones at 20 stations, which allowing for the repossession of retail area of 1,690 square metres in Kowloon Station to facilitate integration works with Union Square, added 353 net square metres of commercial space and a total of 99 new shops. Revenue from station retail rental grew by 15.4% to HK$344 million.

In our external consultancy business, our strategy is to develop opportunities for our overseas investment business utilising core capabilities of the Company. In 2005, this business continued to grow, with revenue reaching HK$211 million. In the Mainland of China, several new consulting and training contracts were signed in cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou for local as well as multinational organisations. The project consultancy work for Line 9 of Shanghai Rail Transit is progressing well. In Hong Kong, we secured a renewal of the maintenance contract for the Automated People Mover system at the Hong Kong International Airport, and have begun work on the extension of the system to SkyPlaza and the SkyPier. Overseas, more than 30 new projects were secured. Major milestones were reached on existing work in Macau, Taiwan, the UK and the Netherlands.

New Hong Kong projects

With DRL and AsiaWorld-Expo Station successfully completed, our focus has turned to "Ngong Ping 360", which will be a world class tourist attraction in Hong Kong. It comprises a cable car ride starting from Tung Chung and passing over some of the most beautiful natural scenery in Lantau Island to a cultural theme village in Ngong Ping. Substantial progress was made during 2005 on this project, including work on the superstructures at the two terminals and two angle stations, installation of the electrical and mechanical equipment, as well as completion of all sections of rope pulling. Based on progress to date, "Ngong Ping 360" is expected to open in mid 2006.

Public support remains extremely strong for the construction of WIL which will extend the current MTR Island Line service to the Western District of Hong Kong Island. After the Government's decision in June to request the Company to proceed with further planning and preparation of this extension, we have begun preliminary design work and are in active discussions with the Government on detailed scope, cost and implementation, as well as funding. We shall work hard to commence the construction process as soon as final approvals from the Government are obtained in order to provide an efficient and high quality mass transit service for the 200,000 people living and working in the Western District.

Also under discussion with the Government is the South Island Line (East), which will provide much improved transport services between Central and the Southern part of Hong Kong Island and facilitate the rapid development of tourism and commercial activities in the Southern District. We shall work with the Government to develop this concept further as part of the overall planning review of tourism and commercial development in the Southern District of Hong Kong Island and the Ocean Park Re-development.

Property businesses

Our property businesses benefited from a strong economy and positive sentiment in the property market, albeit successive increase in interest rates had a moderating effect on the market towards the latter part of the year.

Taking advantage of favourable market conditions, we launched sales and pre-sales programmes for a number of residential developments along the Airport Railway and the Tseung Kwan O Line during the year. They included, along the Airport Railway, Harbour Green at Olympic Station, Carmel Cove at Caribbean Coast, Le Bleu at Coastal Skyline and The Arch at Kowloon Station and on the Tseung Kwan O Line, The Grandiose (Area 55b), Central Heights (Area 57a) and Phase I of Metro Town (Tiu Keng Leng Station). All of them met with strong responses.

Following the successful tender of Tseung Kwan O Area 86 Package One in January, invitation for the tender of Tseung Kwan O Package Two took place in December and the development right was awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, in January 2006. After evaluating market conditions and balancing reward and risk, in 2005 we decided to pay half of the land premium in return for a larger share of development profit for Package One, and in 2006 to extend a HK$4.0 billion interest free loan to the developer in return for an increased sharing in kind of the Package Two development.

Property development profit in 2005 was HK$6,145 million. It was recognised mainly from projects along the Airport Railway, which comprised profit sharing from The Arch, deferred income recognition and sharing in kind, mainly from the receipt of an additional retail shell area of 16,560 square metres gross at Elements in Union Square. From Tseung Kwan O Line developments, profit was primarily recognised from sharing in kind from The Lane and further proceeds from Residence Oasis, both at Hang Hau Station, and sale of the small retail podium at Central Heights (Area 57a).

In our investment property business, rental income increased by 19.0% to HK$1,183 million. Occupancy levels at all our shopping centres were maintained at 100%. The Lane, which opened in April, added 3,500 square metres gross of retail space and was fully let from the first day of operation. Rental income was also boosted by the increased share of income from Telford Plaza II, as a result of the commercial agreement with the other co-owner beginning in January 2005.

International marketing and pre-letting of Elements, our new flagship mall at Union Square, has met with a positive response, and pre-letting of The Edge, a new shopping centre at Tseung Kwan O Station, also saw good progress. Our 18 office floors at Two International Finance Centre remained fully let in 2005. In Beijing, we signed a long-term head lease with a Beijing developer for the operation and property management of Oriental Kenzo, a shopping centre of 31,000 gross square metres in the city's Dong Cheng district, with target re-opening in late 2006 after refurbishment.

The property management business saw steady growth in revenue during the year, with units added from Caribbean Coast, Le Bleu and Residence Oasis. As at the end of 2005, the number of residential units under MTR Corporation's management in Hong Kong rose to 54,358 flats, while commercial and office space increased to 562,296 square metres.

Overseas growth

MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and "asset light" railway operating franchises in Europe.

Mainland of China

In the Mainland of China, a number of significant milestones were achieved in 2005.

In 2004, we had signed an Agreement in Principle with the Shenzhen Municipal Government to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. As part of the agreement, the Company will be granted development rights for 2.9 million square metres gross floor area. This replicates the "rail and property" business model which has been successfully employed by the Company for the development of the Hong Kong metro network. In May 2005, the Concession Agreement for this RMB6 billion project was initialled between the Company and the Shenzhen Municipal Government, and a feasibility study report was submitted for Central Government approval to NDRC. This was followed by detailed design and site preparation work, and subsequently in November by ground breaking for a trial section of Phase 2. An MOU was signed with the Shenzhen Municipal

Government in May, which covers co-operation on Shenzhen Metro Line 3, and discussions continue.

We also made good progress on our first investment project in Beijing. In February, the PPP company 49% owned by the Company, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group, initialled the Concession Agreement for investment, construction and operation of Beijing Metro Line 4 for 30 years with the Beijing Municipal Government. With a total investment of RMB15.3 billion, the project involves investment of around RMB4.6 billion by the PPP company to finance the provision of trains and related mechanical and electrical systems, and the balance by the Beijing Municipal Government for land acquisition and civil construction. In September, NDRC granted approval for the project and in December, the Joint Venture Agreement and Company Articles of Association were approved by Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce in January 2006, thus completing all required registrations for the PPP company. Preparation work, including drawing up tenders for the provision of trains and electrical and mechanical systems, is now well underway. Beijing Metro Line 4 is expected to commence operation in the second half of 2009.

We have initialled the term sheet or loan agreements relating to the non-recourse bank financings for the Shenzhen and Beijing projects. These are denominated in RMB and provide a substantial portion of fixed rate funding and a long maturity period, which will reduce the financial risk.

A number of other cities in China have plans to construct metro systems under the policy of using rail as the backbone of metropolitan transport. MTR Corporation is well positioned to take advantage of this very considerable business opportunity. In May, we signed an MOU with Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission of the Wuhan Municipal Government, which covers co-operation opportunities for the construction and operation of the Wuhan metro network.

Europe

During 2005, we participated in the bidding for three train operating franchises, two in the UK in conjunction with local partners, and one in Scandinavia. Although we did not succeed in these bids, we have gained valuable experience from the process which will allow us to be a stronger contender for future opportunities. For 2006, we have identified and are likely to work on a number of possibilities in the UK and Scandinavia. These include the South Western Trains Franchise for which the Company has been pre-qualified for bidding, and the North London Railway Franchise (formerly Silverlink Metro Franchise), both in the UK.

Financial review

As noted in last year's Annual Report, our financial results in 2005 were impacted by a number of accounting changes, particularly that relating to investment property revaluation. In our operations, we achieved strong financial results in all areas of businesses. Fare revenue for the MTR Lines rose by 5.6% from 2004 to HK$5,721 million whilst that for AEL increased 8.9% to HK$561 million. Non-fare revenue, including advertising, telecommunications, station commercial business, property rental and management income as well as income from consultancy business, jumped 18.7% to HK$2,871 million. As a result, total revenue for the year reached HK$9,153 million, an increase of 9.6% from 2004.

Despite the increased scale of business, the opening of DRL and the AsiaWorld-Expo Station and growth costs related to our overseas expansion, we were successful in containing cost increases to a level below revenue growth. Operating costs excluding depreciation for the year amounted to HK$4,052 million, 6.0% higher than last year. This helped boost operating profit before depreciation for the year to HK$5,101 million, a 12.6% increase from 2004 with operating margin before depreciation improving to 55.7% from 54.2% in 2004.

Benefiting from the improved property market sentiment in the year, profit from property development was HK$6,145 million, an increase of 34.5% from 2004. Depreciation charges increased by 7.3% to HK$2,682 million mainly due to completion of DRL, further platform screen door retrofitting, station renovation projects and the change in an accounting policy on rails. Net interest expenses decreased by 6.1% to HK$1,361 million mainly as a result of strong cashflow and reduced borrowings. Excluding investment property revaluation, MTR Corporation's profit after tax from underlying businesses was HK$6,140 million or HK$1.13 per share, increases of 36.7% and 34.5% respectively from last year. After accounting for revaluation of investment properties, reported earnings attributable to equity shareholders of MTR Corporation for 2005 were HK$8,450 million with earnings per share of HK$1.55, representing increases of 29.1% and 26.0% respectively over the reported earnings of last year as restated for the accounting changes.

MTR Corporation's cash flow was strong in the year with net inflows of HK$5,189 million from our recurring businesses and HK$2,610 million from property development. After payments for capital expenditure and interest, MTR Corporation recorded positive cash flow before dividends and loan repayment of HK$2,823 million. Dividend payments in 2005 were HK$1,138 million and the majority of the remaining net cash flow of HK$1,685 million was used to repay debt.

Merger discussions

In September 2004, MTR Corporation and KCRC presented a joint merger proposal to the Government which we believe adequately addresses the parameters as set out by the Government. During the year we continued discussions with the Government on the terms of the possible merger, and the proposal is still under review by the Government.

People

The success of our business heavily depends on skilled and dedicated people and we have continued to invest heavily in their training and development. An individualised and focused approach to leadership development was introduced to enhance the effectiveness of our managers. We launched three new core programmes to develop the consulting and business skills of our dedicated resource pool to support the Company's growth business. We also introduced a series of skill enhancement programmes for managers and supervisors focusing on effective communication and management skills.

In line with our core values to foster a culture of "Enterprising Spirit", an innovative scheme, the Enterprising Pod, was launched in 2005 to encourage staff to generate and contribute their original ideas that lead to business growth. A senior manager will perform the role of an "Idea Guardian Angel" to nurture each idea so that it can be tried and tested in real life operation. The scheme had received numerous submissions from staff at different levels.

I take great pride in the ability and performance of the 6,513 staff of MTR Corporation. They are amongst the most capable and dedicated in Hong Kong and I thank them for providing Hong Kong with one of the world's best mass transit systems. The Company is committed to providing staff with a safe and attractive working environment, as well as training and development opportunities to help them fulfil their ambitions. In 2005, MTR Corporation provided a total of 36,689 man-days of training to our workforce. In addition, a series of work / life balance seminars were held to raise staff awareness of the concept of "healthy mind, healthy body", a lifestyle that would not only enhance the well-being of our staff, but contribute to an even higher level of performance.

Outlook

Barring a pandemic or other major external shocks, we have a positive outlook on business conditions in Hong Kong in 2006. However, the rate of economic growth is anticipated to be slower than that of last year due to high oil prices and higher interest rates. Our rail business should benefit from economic growth as well as the full year impact of the opening of DRL. Economic activities may positively impact our station commercial and other businesses. However, the one-off income from termination of a telecommunication agreement in 2005 will not be repeated in 2006, and the intense competition among mobile network operators is likely to continue, as is the migration of 2G to 3G mobile telephony, all of which will negatively impact our telecommunications revenue. In our property rental business, significant renovation will take place in Telford Plaza to improve its competitive strength. This renovation programme is anticipated to slow rental revenue growth in 2006 but will benefit us in later years. As a result, the overall growth of non-fare revenue in 2006 is likely to be constrained.

In our property development business, projects along both the Airport Railway and Tseung Kwan O Line should contribute to profit. Along the Airport Railway, projects with deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions we expect the remaining deferred income to be recognised largely over the next two years. In 2006, we also expect to receive an additional retail shell area of 7,685 square metres gross at Elements. Along the Tseung Kwan O Line, we expect booking of profit of developments at The Grandiose (Area 55b) for which the Occupation Permit was issued in January 2006 and, depending on the issuance of Occupation Permit, of Phase 1 of Metro Town (Tiu Keng Leng Station), comprising 1,676 units. It should be noted that in accordance with our accounting policy, when profit is recognised for Phase 1 of Metro Town, such recognition would be after deducting all costs for the whole development, including costs of Phase 2. Depending on sales progress, the remaining profit for the 390 units of development at Tseung Kwan O Town Centre Area 57a may also be booked in 2006.

Finally, I would like to take the opportunity to thank all of my colleagues for their strong contribution to another successful year for the Company.

C K Chow, *Chief Executive Officer*
Hong Kong, 7 March 2006

Operating network with future extensions

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Proposed Property Developments

Existing network

- Airport Express Line
- Disneyland Resort Line
- Island Line
- Kwun Tong Line
- Tseung Kwan O Line
- Tsuen Wan Line
- Tung Chung Line

Projects in progress

- Tung Chung Cable Car
- Tseung Kwan O South

Future extensions

- North Island Link
- Tseung Kwan O Line Extension

Extensions under study

- Kwun Tong Line Extension
- South Island Line (West)
- South Island Line (East)
- West Island Line



New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Tsing Yi
Sunny Bay
AsiaWorld-Expo
Airport
Disneyland Resort
Tung Chung
Ngong Ping
Mei Foo
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Nam Cheong
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Ho Man Tin
Whampoa
Olympic
Kowloon
Jordan
Tsim Sha Tsui
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Po Lam
Hang Hau
Tseung Kwan O South
Sai Ying Pun
University
Kennedy Town
Sheung Wan
Hong Kong
Central
Tamar
Admiralty
Wan Chai
Exhibition
Causeway Bay
Fortress Hill
Tin Hau
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline
02 Tierra Verde / Maritime Square
03 Luk Yeung Sun Chuen / Luk Yeung Galleria
04 Sun Kwai Hing Gardens
05 New Kwai Fong Gardens
06 Telford Gardens / Telford Plaza I and II
07 Argyle Centre
08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two
09 Union Square – The Waterfront / Sorrento / The Harbourside / The Arch
10 Hongway Garden / Vicwood Plaza
11 One International Finance Centre / Two International Finance Centre / IFC Mall / Four Seasons Hotel / Four Seasons Place
12 World-wide House
13 Admiralty Centre / Fairmont House
14 Southorn Garden
15 Park Towers
16 Fortress Metro Tower
17 Kornhill / Kornhill Gardens
18 Felicity Garden
19 Perfect Mount Gardens
20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall
21 New Jade Garden
22 Residence Oasis / The Lane
23 Central Heights
24 No. 8 Clear Water Bay Road

Key figures

Financial highlights *in HK$ million*	2005	2004	% Increase/(Decrease)
Revenue			
– Fare	**6,282**	5,932	5.9
– Non-fare	**2,871**	2,419	18.7
Operating profit from railway and related operations before depreciation	**5,101**	4,529*	12.6
Profit on property developments	**6,145**	4,568	34.5
Operating profit before depreciation	**11,246**	9,097*	23.6
Profit attributable to equity shareholders	**8,450**	6,543*	29.1
Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax)	**6,140**	4,492*	36.7
Total assets	**113,666**	106,674	6.6
Loans, obligations under finance leases and bank overdrafts	**28,264**	30,378	(7.0)
Total equity attributable to equity shareholders	**69,875**	61,892*	12.9
Financial ratios *in %*			
Operating margin	**55.7**	54.2*	1.5% pt.
Gross debt-to-equity ratio	**40.4**	49.1*	(8.7)% pt.
Return on average equity attributable to equity shareholders	**12.8**	11.0*	1.8% pt.
Return on average equity attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax)	**9.3**	7.5	1.8% pt.
Interest cover *in times*	**7.6**	6.1	24.6
Interest cover (excluding impact of change in fair value of derivative instruments) *in times*	**7.7**	6.1	26.2
Share information			
Basic earnings per share *in HK$*	**1.55**	1.23*	26.0
Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$*	**1.13**	0.84	34.5
Dividend per share *in HK$*	**0.42**	0.42	–
Share price at 31 December *in HK$*	**15.25**	12.45	22.5
Market capitalisation at 31 December *in HK$ million*	**83,598**	67,105	24.6
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**858.0**	833.6	2.9
– Airport Express Line *in thousands*	**8,493**	8,015	6.0
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,497**	2,403	3.9
– Airport Express Line *daily*	**23.3**	21.9	6.4
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.67**	6.50	2.6
– Airport Express Line	**66.09**	64.25	2.9
Proportion of franchised public transport boardings *in %*			
– All movements	**25.2**	24.8	0.4% pt.
– Cross-harbour movement	**61.2**	59.6	1.6% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express Line	**22**	21	1% pt.

* Restated to include retrospective adjustments due to change in accounting policies

Executive management's report







Record patronage of 858 million on the MTR Lines and higher average fares drove total fare revenue from MTR Lines and AEL 5.9% higher to HK$6,282 million

Railway operations

Total fare revenue increased by 5.9% to HK$6,282 million, reflecting growth in patronage and higher average fare for both the MTR Lines and AEL with increases driven by sustained economic growth, the opening of DRL and continuous improvements in service quality and station environment.

Patronage

For 2005, total patronage on the MTR Lines reached a record high of 858 million, a 2.9% increase over the 834 million recorded in 2004, whilst average weekday patronage increased by 3.9% to 2.5 million. This led to an increase in our share of the total franchised public transport market to 25.2 %, from the 24.8% recorded for 2004. Within this total, we increased our share of cross-harbour traffic to 61.2% from 59.6% in 2004. As a result, fare revenue on the MTR Lines rose to HK$5,721 million, 5.6% higher than the HK$5,417 million achieved in 2004.



"People passing by, people lazing by" – an original artwork by renowned Hong Kong ceramic artist Ms. Rosanna Li at Yau Tong Station under our art in station architecture programme

For AEL, passenger volume rose 6.0% to 8.5 million in 2005, as the number of air travellers using Hong Kong International Airport increased. Average daily patronage rose 6.4% to 23,300 from 21,900 in 2004, with our estimated market share of passengers travelling to and from the airport increasing to 22% from 21% in 2004. For the year, fare revenue at AEL rose by 8.9% to HK$561 million from HK$515 million in 2004.

Network expansion

The new DRL and Disneyland Resort Station, purposely built for the Hong Kong Disneyland, were opened to public on 1 August. The Sunny Bay Station at the other end of DRL which serves as interchange between Tung Chung Line and DRL was opened earlier on 1 June. The performance of DRL has exceeded reliability performance targets since its opening.

The Airport Express train service was extended to a new AsiaWorld-Expo Station to serve the new international exhibition centre at the Airport on 20 December.

Service and promotional campaigns

Programmes promoting our good customer service throughout the year helped to raise awareness of our quality service and maintain patronage growth. These included a Best Station Operator Election for each one of the 50 MTR and AEL stations, a television commercial highlighting our commitment to service quality, as well as a series of advertorials and in-station publicity.

The MTR Club was leveraged to good effect, with a new bonus point scheme to replace the "Ride 10 Get 1 Free" scheme, a major recruitment campaign accompanied by a Chinese name competition, and a Christmas Fun Day to reward loyal members. As of the end of 2005, total membership of the MTR Club had exceeded 500,000.

In addition, a major advertising campaign was launched to support the opening of DRL, including TV commercial, print advertisements, extensive publicity in stations and a special countdown display at Hong Kong Station. This was followed in December by extending sales of the specially designed DRL 1-day passes at all MTR and AEL stations.

The effectiveness of the Company's advertising campaign was underlined by the "MTR – Metro News version" TV commercial winning "The Most Delightful TV Commercial Award" at ATV's 11th Annual Most Popular TV Award Presentation.

We view the strategy to promote patronage through improved linkage with other modes of transport as critically important to increasing our market share, and in 2005 we further increased the number of feeder bus routes offering inter-modal fare discounts to 25 from 14. We also increased the number of fare saver machines offering discounts to Octopus card holders at locations some distance from MTR stations by four to 19 in total.

To boost patronage and revenue for AEL among the leisure travellers, a series of Doraemon Child Ticket sets was launched during Easter, the summer months, Christmas and Chinese New Year holidays, resulting in incremental network usage.

Passengers and fares

Record total MTR and AEL patronage of 866 million and higher average fares led to a 5.9% increase in fare revenue in 2005.



Number of passengers
million (right scale)
Fare revenue
HK$ billion (left scale)
Average fare HK$
866
6.3
7.46
7.28
7.06
7.05
7.25
2001
2002
2003
2004
2005

Fare trend

An increase in longer distance passengers and changes in promotion programmes resulted in slightly higher average fare for 2005.



Index
HK payroll index
(avg. 9.19% growth p.a)
Consumer price index (A)
(avg. 5.12% growth p.a)
MTR system average fare
(avg. 5.22% growth p.a)
1980
1985
1990
1995
2000
2005

A loyalty programme, the Airport Express "Ride To Rewards Programme", was launched to target business travellers, the core target market segment of the Airport Express, and was supported by a variety of media exposure including station posters, on-line advertisements, emails to MTR Club members, a recruitment booth, InfoPanel and passenger information display system. The new programme received a favourable response, with around 9,000 members having enrolled by end of 2005.

To support the opening of the new AsiaWorld-Expo Station on AEL in December, the Company implemented a series of pre-launch activities, supported by an advertising campaign during launch to promote local and overseas usage. Special tickets were developed for sale via AsiaWorld-Expo to secure overseas pre-arrival sales.

Service performance

During 2005, MTR Corporation maintained our very high standards of reliability, safety, comfort and customer satisfaction.

For the sixth consecutive year, the Company exceeded, in every area, both the minimum performance levels required by the Government under the Operating Agreement, and the more stringent Customer Service Pledges established by the Company. For the year, passenger journeys on time for MTR Lines were 99.9% reliable, supported by 99.9% reliability for train service delivery. However, even with this level of reliability, due to the complex mechanical nature of our system, inevitably there are slight delays for which we extend our apologies to our passengers. With approximately 3,000 train trips running daily in our system, statistically our 99.9% reliability would still result in, say, three trains a day being delayed by five minutes or more.

Levels of customer satisfaction recorded during the year by our regular survey remained high. In 2005, the Service Quality Index for MTR and AEL stood at 71 and 81 respectively on a 100-point scale. The Company again performed well according to the international 12-member Community of Metros (CoMET) benchmarking report, in the areas of service reliability, asset utilisation and cost efficiency.

As in previous years, MTR Corporation received numerous awards for our customer service quality, leadership and management success from within and outside of Hong Kong. In Hong Kong, the Company won *East Week Magazine's* first ever "Quality Living Award HK 2005" – Public Transport Category and, for the seventh year in a row, *Next Magazine's* "Top Service Award 2005" – Public Transport Category.

The China Association for Quality awarded the Company its "China National Quality Management Award" for 2005, China's highest award for quality management and customer service. Overseas, we were named runner-up of the "Robert W. Campbell Award", jointly sponsored by the US National Safety Council and Exxon-Mobil Corporation. This award recognises companies that demonstrate leadership and excellence in business and financial performance by integrating safety, health and the environment into their operations.

The Company's world class asset management system was further enhanced in 2005 following implementation of a number of improvement initiatives. Our efforts in this area were recognised by the certification body, Det Norske Veritas, an internationally respected certification body, which awarded us the PAS 55-1:2004 Asset Management Certification in August, reaffirming that the Company's asset management system is in line with the industry's global best practices.

Railway operating costs per car km operated

Operating costs per car km operated were marginally higher due to higher staff costs and further enhancement to our assets and management system.



HK$
24.6
22.8
22.5
22.3
22.8
2001
2002
2003
2004
2005

Market shares of major transport operators in Hong Kong

Despite intense competition, MTR's share of the total franchised public transport market increased in 2005.



Percentage
2005
2004
MTR
KCRC
KMB
Other buses
Green minibus
Trams and ferries
3.8
24.8
13.9
31.3
12.9
13.3
3.7
25.2
15.4
29.3
12.6
13.8

Disneyland Resort Station – destination station of the world's first dedicated rail line to a Disney theme park

Market shares of major transport operators crossing the harbour

MTR remained the preferred mode of public transport for crossing the harbour with market share topping 60%.

Percentage



2005
2004
MTR
Buses
Ferries
6.5
6.3
33.9
32.5
61.2
59.6

Market shares of major transport operators to/from the airport

Higher numbers of air passenger arrivals and departures at the Hong Kong International Airport boosted our share of this market.

Percentage



2005
2004
Airport Express Line
Buses
Private cars
Coaches
Others
Taxis
6
21
22
15
8
14
48
43

Service improvements

MTR Corporation continued to make improvements to the network infrastructure and services, which are important to maintaining the attractiveness of MTR in comparison to other modes of transport.

During the year, access to the MTR network was improved at three stations via completion of new pedestrian links. A new subway and entrance were opened at Tsim Sha Tsui Station, connecting with Middle Road. At Mong Kok Station, a new entrance to Langham Place was completed, providing convenient all-weather access to the shops, restaurant and entertainment outlets of this new urban landmark. A new entrance was built at Kwun Tong Station connecting directly with the Millennium City 5.

Over the last 10 years, the Company has invested more than HK$400 million in facilities for the disabled, including passenger lifts, ramps, wheelchair aids and stair lifts to provide easy access to stations. To enhance barrier free movement in stations, new passenger lifts were installed at Sheung Wan and Jordan stations, and portable ramps to assist wheelchair passengers to board and alight from trains were introduced at all MTR and AEL stations in September. The Company remains committed to enhancing facilities for disabled passengers further and HK$100 million will be spent on projects in the next five years including stairlifts and audible devices on escalators and passenger lifts.



The Victorian setting of the Disneyland Resort Station captures the imagination of visitors as they begin the journey to the Disney theme park

The project to retrofit platform screen doors at all 30 underground stations, which began in early 2002, was substantially completed in 2005. During the year, the programme saw a further 18 platforms installed with the platform screen doors and associated lighting at Diamond Hill, Choi Hung, Lam Tin, Tin Hau, Fortress Hill, Quarry Bay, Tai Koo, Sai Wai Ho and Sau Kei Wan stations. Final completion of the programme is expected in the first quarter of 2006.

Benchmarking comparisons

MTR Corporation maintained its strong position, particularly in service reliability, against international benchmarks.

MTR performance vs. best performance

	2004	2003
Service reliability passenger journeys on time	100	100
Punctuality percentage of trains on time	99.9	100
System utilisation passenger km per capacity km	38	36
Density number of passengers per track km	89	83

Best performance = 100

Staff efficiency and cost efficency

New techniques and initiatives were introduced to enhance operating efficency.

MTR performance vs. best performance

	2004	2003
Staff efficiency number of passengers per staff hour	75	70
Cost efficiency fare revenue per total cost	100	100

Best performance = 100



Integrated with AsiaWorld-Expo, the new AsiaWorld-Expo Station provides a convenient and direct access to the Hong Kong's newest and largest exhibition facility via the Airport Express Line

The eight years old station improvement programme is another important initiative by the Company to bring a fresher and more modern appearance to MTR stations to enhance the travelling experience of passengers. During the year, renovations were completed at eight stations: Lok Fu, Kowloon Bay, Diamond Hill, Kwai Fong, Sham Shui Po, Yau Ma Tei, Olympic and Tsing Yi stations, bringing the total number of renovated stations to 38.

For AEL, in anticipation of increase in patronage after the opening of the AsiaWorld-Expo Station which provides direct access to Hong Kong's newest and largest exhibition facility, the entire fleet of 11 AEL trains was modified from a 7-car to an 8-car configuration, in order to increase capacity to meet the additional passenger demand. To cope with the increasing passenger service demand for Tung Chung Line, four new trains are under manufacture, the first of which will come into service in mid 2006 and the rest in the latter part of the year.

Productivity

In 2005, the Company continued its efforts to increase productivity.

One of the ways to keep maintenance costs down whilst ensuring that safety and service quality standards are not compromised is to adopt a new risk based approach in determining maintenance needs, using techniques such as reliability centred maintenance. Whilst this and other measures helped control maintenance costs, operating cost per car kilometre rose by 2.2% to HK$22.8 in 2005 due mainly to higher staff costs and further enhancement to our assets, maintenance and asset management system in response to the public opinion in the latter half of 2004.

With a view to achieving further gains in operating efficiency in the future, we conducted trials on automated train door operation during the year. Depending on trial results and further tests, this may be introduced at a later stage.

System and market information

Railway operation data		**2005**		2004
Total route length *in km*		**91**		87.7
Number of rail cars		**1,050**		1,050
Number of "e-Instant Bonus" machines in stations		**18**		18
Number of station kiosks and mini-banks in stations		**557**		515
Number of advertising media in stations		**15,127**		14,863
Number of advertising media in trains		**10,624**		13,072
Daily hours of operation		**19**		19
Minimum train headway *in seconds*	**Morning peak**	**Evening peak**	Morning peak	Evening peak
– Tsuen Wan Line	**128**	**144**	128	144
– Kwun Tong Line	**128**	**144**	128	144
– Island Line	**128**	**156**	128	156
– Tseung Kwan O Line	**160**	**180**	160	180
– Tung Chung Line				
Hong Kong – Tung Chung	**480**	**600**	480	600
Hong Kong – Tsing Yi	**240**	**300**	240	300
– Airport Express Line	**720**	**720**	720	720
– Disneyland Resort Line	**270**	**270**	–	–

International performance comparisons: The 12-member Community of Metros (CoMET)

Metro system network data (2004)	**MTR* Lines**	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I	Metro J	Metro K
Passenger journeys *in million*	**834**	457	976	1,442	616	3,201	1,426	1,336	438	532	503	2,076
Car kilometres *in million*	**114**	123	485	340	155	658	564	226	97	48	89	254
Route length *in km*	**80**	153	408	201	227	276	471	212	115	63	58	183
Number of stations	**49**	170	275	147	190	155	424	297	66	48	52	138

* The Airport Express Line is excluded from metro benchmarking

Note: The other metros in the comparison are Berliner Verkehrsbetriebe, London Underground Limited, New York City Transit, Sistema de Transporte Colectivo, Regie Autonome des Transports Parisiens Metro, Regie Autonome de Transports Parisiens Regional Express Railway, Metropolitano de Sao Paulo, Tokyo Metro, Moscow Metro, Metro de Madrid and Shanghai Metro Operation Corporation. The benchmarking agreement prohibits specifically identifying the data by metro system.

Operations performance in 2005

Service performance item	Performance Requirement	Customer Service Pledge target	**Actual performance in 2005**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.6%**
– Airport Express Line	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**928,563**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	8,000	**12,654**
Add value machine reliability	95.5%	98.0%	**99.4%**
Ticket issuing machine reliability	93.0%	98.0%	**99.6%**
Ticket gate reliability	97.0%	99.0%	**99.8%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.9%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.8%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**99.9%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.5%	**100%**
– Train body: washed every 2 days	N/A	98.0%	**99.9%**
Passenger enquiry response time within 7 working days	N/A	99.0%	**99.9%**

growingfaster

Our strategy of leveraging rail assets to expand non-fare revenue continued to pay off, boosting this revenue by 18.6% to HK$1,555 million



Station commercial and other businesses

The Company's station commercial and other businesses achieved growth of 18.6% in revenue over 2004 to HK$1,555 million on the back of a strong economy, increasing patronage and higher consultancy income, supported by a Company strategy to leverage our railway assets through expansion of non-fare revenue businesses.

Advertising

During the year, advertising revenue increased by 9.2% to HK$510 million as a result of a strong retail sector and a favourable response to the Company's offer of new advertising packages tied to the opening of DRL. This very strong result is also attributable to the Company's successful efforts in recent years in enhancing the attraction of our advertising venues through refinements and innovation in formats.

In 2005, these efforts included the introduction in August of audio advertising along the MTR Lines. This was made possible by the installation of audio systems in 15 locations, including corridors and



escalators, at Causeway Bay, Wan Chai, Taikoo, Tsim Sha Tsui, Sham Shui Po and Kowloon Tong stations, with the system capable of providing continuous audio output along the entire length of the location.

Also in August, a lit-up billboard was installed as part of the Company's advertising portfolio, above an entrance at Mong Kok Station, followed in September by similar billboards above two entrances at Tsim Sha Tsui Station.

This was followed by further expansion of our advertising formats in November when facilities for platform buntings (decorative flags) were installed in eight platforms at Central, Admiralty, Causeway Bay, Tsim Sha Tsui and Mong Kok stations as well as at one transfer concourse in Central Station.

During the year, improvements to existing advertising formats were also introduced. These included the introduction in June of enlarged advertising cards offering greater visual impact and by the end of 2005, some 106 trains running along the Island, Kwun Tong, Tsuen Wan and Tseung Kwan O lines have been installed with these larger and more effective advertising cards.

The Company also replaced 18 plasmas at the e-Instant Bonus terminals as well as integrated their content management system with the concourse plasma network, to provide better viewing quality and simplify daily operation.

Telecommunications

Revenue from telecommunications services increased by 40.3% to HK$334 million. However, the bulk of the increase was attributable to a one-off settlement received from a telecommunications service operator for early termination of an agreement.

With usage and demand for 3G mobile telecommunications services set to increase in Hong Kong, the Company completed upgrading of our existing integrated radio network to enable seamless 3G service provision by all four 3G operators across the entire MTR network in October, six months ahead of schedule.

During the year, TraxComm Limited recorded higher revenues as it expanded its presence in the market, and extended its optical fibre network to 30 locations to data centres and commercial buildings whilst increasing the capacity of bandwidth services to 80Gbps.

Station commercial

Station commercial facilities revenue rose by 15.4% to HK$344 million, boosted by higher rental rates and the expansion of retail space under the station renovation programme which leveraged off the increase in patronage and retail sales.

During the year, renovations were completed in the retail zones of 20 stations: Causeway Bay, North Point, Sheung Wan, Chai Wan, Shau Kei Wan, Lok Fu, Kowloon Bay, Diamond Hill, Kwai Fong, Sham Shui Po, Yau Ma Tei, Tsim Sha Tsui, Kwai Hing, Jordan, Hang Hau, Tseung Kwan O, Olympic, Tsing Yi, Hong Kong and Tung Chung stations; so far a total of 30 stations in the MTR system have undergone renovation. Renovation works also began at Ngau Tau Kok and Admiralty stations.

As a result of station renovations and allowing for the repossession of 1,690 square metres of retail area in Kowloon Station to facilitate integration works with Union Square, retail floor area increased by 353 square metres or 2%, to 19,070 square metres. In total, 99 new shops and 28 new trades or brands were added, the latter including major pharmacy chain Watsons, popular restaurant Café de Coral, IP Zone, Ebase and Eu Yan Sang.

For the year, miscellaneous business revenue including car park rental, souvenir ticket sales, new station connections and publications registered an increase of 23.8% over the previous year, reaching HK$156 million.

External consultancy

In external consultancy, our strategy remains focused in areas where consultancies may lead to investment opportunities in the Mainland of China or in Europe, as well as in areas where MTR Corporation can further develop and enhance our skill set. In 2005, revenue from this business increased to HK$211 million.

In Mainland China, several new consulting and training contracts were signed for services ranging from reliability, availability, maintainability and safety (RAMS) system development to design support for a digital trunk radio for a metro system. These projects cover cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou, and for clients including Chinese companies and multinational firms such as Motorola. In Shanghai, Line 9 of Shanghai Rail Transit project management consultancy work progressed well. By year-end, construction works were 38% complete with 12 of the 13 stations targeted to open in January



The entire network was made fully ready for seamless 3G service six months ahead of schedule

2008. In the consultancy for Phase 1 of Line 11 (North), the Company has completed study packages for Shen-Jia Line Development Company and Jia Ding District Railway Development Company, and has signed a further contract for Line 11 Phase 2 (South) to provide consultancy services for the section in Nan Hui District. Currently, the Company is in discussion with the clients on their requests to extend our services.

In Hong Kong, we have secured renewal of the contract for maintenance of the Automated People Mover System at the Hong Kong International Airport for another three years from the Airport Authority, and are working with Ishikawajima-Harima Heavy Industries Co., Ltd. on extension of the system to SkyPlaza and the SkyPier.

Elsewhere in Asia, a detailed feasibility study carried out for the Macau SAR Government on the Macau Rapid Transit System was completed and the final report was delivered to the client in January 2006. Other completed contracts included a training contract for the Taiwan High Speed Rail Corporation, and a verification and validation contract for Nippon Sharyo Limited. In Asia, more than 30 new contracts were secured including a consultancy contract from Kaohsiung Rapid Transit Corporation in Taiwan covering operations and maintenance planning support.

In the Netherlands, the project to build a nation-wide Automatic Fare Collection system was commissioned on schedule, with the system ready for operations in April 2005, since which the Company, together with Octopus (Netherlands) Limited, has continued to provide support services for its operations.

Rail Sourcing Solutions (International) Limited

Rail Sourcing Solutions (International) Limited (RSS) is a wholly-owned subsidiary established by the Company in July 2004, to exploit opportunities in the sourcing of rail equipment.
During 2005, RSS continued to expand its presence in the global railway parts and equipment market and is now active in the UK, Europe, North America and Australia. RSS focuses on China and other low cost countries as the supply base for components required for rail vehicles, infrastructure and maintenance. This strategy enables the business successfully to bridge the gap between manufacturers and buyers around the world.

Octopus Holdings Limited

To facilitate business expansion of Octopus, a corporate re-organisation was implemented in November which established Octopus Holdings Limited (OHL) as the holding company for the Octopus group of companies, including Octopus Cards Limited (OCL). The shareholding structure remained unchanged, with MTR Corporation holding 57.4% of OHL, the same proportion as previously of Octopus Cards Limited. In 2005, MTR Corporation's share of earnings from OHL was HK$40 million, which was a 2.6% increase from 2004.

OHL continued its steady expansion in both the transport and non-transport markets in Hong Kong during 2005, with growth driven by an increasing number of service providers and in average daily Octopus card usage on the back of a buoyant economy. As at 31 December 2005, the total number of service providers had risen to 349 from 299 a year ago, whilst cards in circulation and average daily transaction value had risen respectively to 13.2 million from 11.8 million, and to HK$64.7 million from HK$57.4 million over the same one year period.

By year-end, 103 more green minibuses were accepting Octopus card, bringing the total to 2,747, which represents virtually the entire fleet of green minibuses in Hong Kong, whilst the number of red minibuses accepting Octopus card increased from 50 to 171. During the year, a further 37 car parks joined the Octopus payment system, bringing the total to 203. Octopus card has been accepted and in use on all cross border buses and coaches since November 2005.

In the retail sector, in addition to fast food chains, supermarkets, convenience stores and cake shops, the Octopus card payment system gained entry into the clothing, telecommunications and the government sectors.

On 5 November 2005, a customer loyalty programme (Rewards Programme) was launched by Octopus Rewards Limited, a wholly owned subsidiary of OHL, using Octopus cards to record Reward

Revenue from other business activities

Advertising revenue grew strongly, supported by continuing refinements and innovations in advertising formats.



In HK$ million
973
119
32
173
221
428
979
93
63
186
238
399
1,117
115
143
198
275
386
1,311
126
182
238
298
467
1,555
156
211
334
344
510
2001
2002
2003
2004
2005
Others
Consultancy
Telecommunication services
Kiosk rental
Advertising

Dollars issued and redeemed respectively by participating partners and cardholders. Participating partners in the supermarket, theatre, financial institution and personal care store have been participating in the Rewards Programme since the launch. As at 31 December 2005, over 590,000 Octopus cardholders had registered and activated their cards for the Rewards Programme. Promotion activities to increase the number of participating partners and cardholders are continuing.

In August 2005, OCL reached agreement with the Hong Kong Monetary Authority on a new regulatory framework in respect of the supervision of multi-purpose stored value card operations. This has resulted in the relaxation of some of the previous regulatory restrictions on OCL in relation to the use and acceptance of Octopus cards in non-transport markets.

Despite the improved performance of the cards and payment business and on time delivery of the Octopus clearing house system for the nationwide Automatic Fare Collection project in the Netherlands, the increase in OHL group's consolidated profit for 2005 was curtailed by increase in operating costs due to the development and start-up of new businesses, particularly the Rewards Programme. As a result, MTR Corporation's share of earnings from OHL in 2005 registered only a modest increase over 2004.



Longhua
Tiegang Reservoir
Xili Reservoir
Wildlife Zoo
Xili Lake Holiday Club
Jiuxiangling
Buji
Shenzhen Reservoir
SHENZHEN
SPECIAL
ECONOMIC
ZONE
SHENZHEN
深圳
Shangbu
Liantang
Nantou
南頭
Window of the World
Splendid China
China Folk Culture Villages
Man Kam To
文錦渡
Lo Wu
羅湖
Nanshan
Shekou
HERTFORDSHIRE
GREATER LONDON
Deep Bay
Enfield
Borehamwood
Barnet
Finchley
Alexandra Palace
Haringey
Hendon
Brent
Wembley
Willesden
Islington
Camden
Park Royal
Ealing
Acton
LONDON
CITY
British Museum
St. Paul's Cathedral
Houses of Parliament
The Tower of London
Kensington
Southwark
Hammersmith
WESTMINSTER
Chelsea
Lambeth
Royal Botanic Gardens
Barnes
Wandsworth
Thames
Erith Marshes
Erith
Romford
Havering
Hornchurch
Dagenham
Rainham
Sidcup
Lewisham
Streatham
Wimbledon
Merton
Mitcham
Beckenham
Bromley
CROYDON
Sutton
Orpington
New Addington
Purley
Exhibition Hall of Chinese Science & Technology
China Puppetry Theater
Gulouwai Dajie
Beijiao Bus Terminal
Huabei
RENDINGHU PARK
QINGNIANHU PARK
Ministry of Chemical Industry
Writers Publishing House
Bell Tower
Drum Tower
Di'anment Xidajie
Forbidden City
Zhongshan Park
Tiananmen Square
National Museum
Arrow Tower
Qianmen Dajie
大栅栏
Tieshuxiejie
Zhushikou Xidajie
Caishikou Dajie
Niujie Mosque
Fayuan Temple
Tianqiao Suburban Bus Terminal
Beijing Polytechnic University
Nature Museum
Tianqiao Store
Xiannongtan

growingbroader

The RMB4.6 billion Beijing Metro Line 4 and RMB6 billion Shenzhen Metro Line 4 projects, both major milestones on our overseas expansion, saw significant progress


Zhonglu
Academy of Mining
People's Communications Publ House
Liufang
Ministry of Forestry
Ministry of Labor and Personnel
BEIJING
北京
Capital
Mansion
Lama Temple
Huaqiao
Dongzhimen
NANGUAN PARK
Dongzhimen Bus Terminal
Tayuan Apartments
Donghui
DongzhimenWaidajie
Huaxia
交道口
Beilu
Waidajie
Trade
Bohai
Ancient Observato
Majuan Bus Terminal
Guangming Store
Guangming Lu
Tiyuguan Lu
Sports
Longtan Lu
Yuandushi

Overseas growth

MTR Corporation made significant strides in our international expansion in 2005, achieving a number of major milestones in the Mainland of China.

Mainland of China

MTR Corporation's entry into the rail market in the Mainland of China was heralded by the signing of an Agreement in Principle in January 2004 with the Shenzhen Municipal Government to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. With total project cost of Phase 2 estimated at RMB6 billion, the project also envisages significant property development at stations and depots along the new extension with an aggregate gross floor area of 2.9 million square metres of residential and commercial space based on the Company's well proven "rail and property" business model in Hong Kong.

During 2005, the Company achieved several major milestones on this build-operate-transfer project. In May, the feasibility study report was submitted to NDRC for approval, and the Concession Agreement was initialled with the Shenzhen Municipal Government, following which detailed design work began in earnest. This was followed in November by ground breaking on a trial section of Phase 2, with full project construction planned to commence once the Concession Agreement is signed.

Bank financing for the project, representing approximately 60% of the total project cost, was secured in June when a detailed term sheet providing for a RMB 3.6 billion 25-year non-recourse bank loan was initialled with China Development Bank.

These positive developments in the Shenzhen Metro Line 4 project were mirrored by further progress in our investment in Beijing. In February, the PPP 49% owned by MTR Corporation, 2% by Beijing



Detailed design work for the Shenzhen Metro Line 4 railway and property developments has begun in earnest

Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group, through its partners initialled the Concession Agreement with the Beijing Municipal Government for investment in, and construction and operation of the Beijing Metro Line 4 for 30 years.

Beijing Metro Line 4 is approximately 29 kilometres long with 24 stations running from Ma Jia Lou Station on the South Fourth Ring Road to Long Bei Cun Station in the northwestern Hai Dian District. With an estimated total investment of RMB15.3 billion, the project involves investment of approximately RMB4.6 billion, or 30% of the total project cost, by the PPP company for provision of trains and related mechanical and electrical systems, with the remaining 70% to be borne by the Beijing Municipal Government to finance land acquisition and civil construction.

A major milestone was achieved in September when formal approval of the project by NDRC was obtained. The PPP partners formally signed the Joint Venture Agreement and Company Articles of Association in November and these were approved in December by Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce, thus completing all company registration requirements. In the meantime, preparation work, including preliminary work on tenders for the provision of trains and electrical and mechanical systems, was initiated.

The RMB4.6 billion investment by the PPP company will be financed by 30% equity provided by the partners and 70% by bank debt. Debt financing for the project, of RMB3.2 billion, was obtained in the form of two RMB1.6 billion 25-year non-recourse bank loans provided by the Industrial and Commercial Bank of China and China Development Bank with loan agreements initialled in August and September respectively.

The Company continues to explore other investment opportunities in the Mainland of China, particularly in Shenzhen, Beijing and Wuhan. In this connection, the Company signed two MOU in relation to two additional projects in May.

The first was signed with the Shenzhen Municipal Government covering co-operation on investment, construction and operation for Shenzhen Metro Line 3. Line 3 is a 32.9-kilometre line serving 21 stations and running in a north-easterly direction to connect Honglingzhonglu in Luohu district with Longxingjie in Longgang district. Since signing the MOU, significant progress has been made in negotiations.

The second MOU was signed with the Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission covering the development of the metro network in Wuhan, a metropolis of nearly 7 million people that is also a major transport hub for Central China. At present, Wuhan's metro network comprises a 10-kilometre metro line, Line 1 Phase 1, operating from Zongguan Station to Huangpu Station, and



With all approvals and company registration requirements met, work has begun on the Beijing Metro Line 4 project

is planned to expand to 70 kilometres by 2011. A pre-investment study is underway and discussions are continuing with the municipal government.

Europe

The Company's approach in Europe is to bid for train operating franchises involving both heavy rail and metro.

In 2005 the Company participated in bids for three franchises: the Pendeltag network in Sweden; the Integrated Kent Franchise and Thameslink/Great Northern Franchise in the UK. Although the Company did not succeed in these bids, significant experience was gained which should prove valuable in the future.

For 2006 and 2007, the Company has identified and will explore several franchising opportunities in the UK and Scandinavia, particularly those train operation contracts for franchises that the UK Government has recently announced for reorganisation and refranchising.

In the UK, MTR Corporation together with our partner GNER have been pre-qualified for a bid for the South Western Trains Franchise, one of the largest UK franchises, serving Greater London and several southern counties. The existing South Western Trains Franchise serves 213 stations, operates 1,367 rail cars and generates an annual revenue of GBP420 million. Operations of the new South Western Trains Franchise are expected to commence in early 2007. The Company is also in partnership with Laing Rail to seek prequalification and bid for a gross cost service contract for the newly formed North London Railway Franchise. North London Railway Franchise will use an inner suburban commuter network serving the western, northern and eastern extremities of Greater London. The new franchise will serve 62 stations with the proposed services requiring a fleet of 26 trains. The new franchise is expected to begin operations in November 2007.

growingbrighter

Airport Railway projects contributed the bulk of the 34.5% rise in property development profit, while higher rents drove investment property revenue up 19.0%

Property business

The Company's property businesses continued to register strong growth in 2005 on the back of a strong economy and positive sentiment in the property market, albeit with successive rise in interest rates, market sentiment was dampened towards the latter part of the year.

Property development

For the year, profit on property developments registered an increase of 34.5% from 2004 to reach HK$6,145 million, with profit mainly derived from profit recognition from developments along the Airport Railway.

Airport Railway

In 2005, profit recognised from Airport Railway projects comprised mainly surplus proceeds from The Arch at Kowloon Station, sharing in kind from the second part of Phase 1 of the retail shell at Union Square (Elements) of 16,560 square metres gross of floor area, as well as deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), the hotel in Tung Chung Package One, as well as Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three).

A number of major developments were completed along the Airport Railway, notably The Four Seasons Hotel & Four Seasons Place comprising a new luxury hotel and service apartments above Hong Kong Station, and The Arch (Kowloon Package Three) at Kowloon Station, which became one of the most popular high quality residential developments to have come to the market in recent years. At Tung Chung, Le Bleu (Package Two Phase 2) introduced the first low rise development in the area while Carmel Cove (Package Three Phase 3) brought additional choice to high rise residential buyers.





Airport Railway property development plan and progress

Construction activities at Kowloon and Tung Chung stations continue following completion of the developments at Hong Kong Station.

Gross floor area *Thousand sq.m.*



Hong Kong
254 102 60 416
416 416
Kowloon
608 232 167 89 1,096
592 504 1,096
Olympic
493 111 78 682
578 104 682
Tsing Yi
246 47 293
293 293
Tung Chung
15 22
936 58 1,031
863 168 1,031
Residential
Office
Hotel/Serviced Apartment
Retail and others
Construction completed
Under construction

Tseung Kwan O Line property development plan and progress

Revision was made to the development plan of Area 56 at Tseung Kwan O Station whilst construction at Area 86 has begun following the tender of Package One.

Gross floor area *Thousand sq.m.*



Tiu Keng Leng
237 17 254
254 254
Tseung Kwan O
5
191 94 290
126 126
Hang Hau
3
139 142
142 142
Area 86
1,603 1,613 40 50 1,653
140 140
Residential
Office
Retail and others
Construction completed
Under construction

During the year, pre-sales of residential units were launched for Harbour Green, Carmel Cove at Caribbean Coast, Le Bleu at Coastal Skyline and The Arch, all meeting with strong response as a result of favourable market conditions. Occupation permits were granted for The Arch, the hotel in Tung Chung, Le Bleu and Carmel Cove.

Tseung Kwan O Line and others

In 2005, development profit along Tseung Kwan O Line was primarily derived from sharing in kind from The Lane, a 3,500-square metre shopping centre above Hang Hau Station, as well as further proceeds from Residence Oasis at Hang Hau Station and the sale of the small retail podium at Central Heights (Area 57a).

The year saw completion of Central Heights with Occupation Permit obtained in February and pre-sale launched in March. Pre-sale was also launched for The Grandiose and Metro Town (Tiu Keng Leng Station Phase 1), both achieving good market response. Occupation Permit for The Grandiose was later obtained in January 2006.

In January, the Company awarded the tender of Package One of Tseung Kwan O Area 86 to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, and the Development Agreement was executed in February. The tender for Package Two of Area 86 was launched in December 2005 and the tender was awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited in January 2006. The format of the tenders of both Package One and Package Two of Area 86 deviated slightly from the Company's previous tender model. In Package One, given market conditions and weighing risk and reward, we decided to advance half of the land premium in 2005 with reimbursement upon sale of the development in return for a larger share of development profit. In Package Two, also weighing risk and reward, MTR Corporation extended a HK$4 billion interest free loan to the developer in 2006 in return for an increased sharing in kind of the development.

To align the development plan of Area 86 better to changes in market conditions and preferences, further improvements were made to the property development plan and the corresponding Master Layout Plan was submitted in January 2006. Separately, a town planning application to develop a hotel, residential, office and retail complex in Tseung Kwan O Town Centre (Area 56) was submitted and approved by the Town Planning Board in December.

In addition to developments along the Airport Railway and Tseung Kwan O Line, the Park & Ride project at No. 8 Clear Water Bay Road in Choi Hung was completed during the year, offering to the market additional choices in high rise living in the area.

Investment properties

Revenue from investment properties increased by 19.0% over 2004 to HK$1,183 million owing to higher rents. Retail customers using our centres continued to increase as a result of further improvement in the retail environment and our successful efforts in maintaining and enhancing the attractiveness of our shopping centres. Income was also boosted by the increased share of rental income from Telford Plaza II, in line with the commercial agreement relating to this centre starting from January 2005, and by the opening of The Lane on 1 April 2005.

During the year, growing demand from retailers for high quality retail space has enabled the Company to maintain 100% occupancy levels at all of our shopping centres, including The Lane, which achieved 100% occupancy from day one of operations.

Investment properties

Revenue from investment properties was boosted by increased income sharing from Telford Plaza II and the opening of The Lane.



20
16
12
8
4
1500
1200
900
600
300
19.9
665
724
684
788
948
2001
2002
2003
2004
2005



Value of investment properties HK$ billion (left scale)
Net rental income HK$ million (right scale)

Distribution of property management income

During 2005, 5,075 residential units from Caribbean Coast, Residence Oasis and Le Bleu were added to our property management portfolio.



Percentage
2005
2004
5.8
7.5
21.5
20.6
54.2
17.7
15.4
57.3
Residential
Retail
Office
Car park

International marketing and pre-letting of Elements, the forthcoming upscale flagship mall of 82,750 square metres gross at Union Square, was launched in various overseas markets and pre-letting has progressed satisfactorily, generating good response from both overseas and local retailers. Pre-letting of The Edge, the new shopping centre at Area 55b of Tseung Kwan O Station of 11,877 square metres gross, also saw good progress.

During the year, we continued our efforts to enhance the retail environment of our shopping centres, including the launch in December of a major renovation programme to refurbish the shopfronts, ceiling and floor finishes at Telford Plaza I with target completion in 2006.

At all our shopping centres, we continued to support our tenants by organising a series of vigorous promotional programmes throughout the year, including image campaigns, sales stimulations, mega events, loyalty programmes and seasonal in-mall decorations. These programmes and activities not only helped draw additional patronage but also raised the image and maintained the competitive positions of our shopping centres.

The opening of Hong Kong Disneyland in September and the earlier start of operations of DRL have had a positive impact on Maritime Square shopping centre. Since September, this already popular shopping centre has been able to leverage off the Disneyland opening through effective thematic promotions to achieve year-on-year retail customer growth in excess of 30%.

During the year, we continued to implement the strategy of achieving a refined trade mix in our shopping centres in accordance with research results into shopper preferences to enhance their attractiveness and value. Based on this strategy, a significant number of new tenants were added to the portfolio, including C'est Bon, La Parole, Izzue, the Federal Restaurant, b+ab , Arnold Palmer, 5 cm, ETE at Maritime Square, Ruby Tuesday, OZOC / INDIVI, Shiseido, Clarins and Commercial Press at Telford Plaza; and Tao Heung Super 88 and Cheers Chinese Restaurant at Paradise Mall.



"Premier" property management at developments such as The Harbourside is an important feature of MTR Corporation's integrated property business

Supported by strong demand for prime office space, our 18 floors at Two International Finance Centre maintained its fully let position throughout the year.

Property management and other services

Our property management business experienced steady growth, with revenue rising 16.7% over the previous year to HK$126 million. During the year, a total of 5,075 residential units were added to our management portfolio, including 2,904 units from Caribbean Coast Phases Three, Four and Five, 2,130 units from Residence Oasis and 41 houses from Le Bleu. This brought the total number of residential units managed by the Company to 54,358 at the end of 2005 with 562,296 square metres of commercial and office space also under our management in Hong Kong.

The property agency business generated HK$7 million revenue which has increased by 16.7% over the previous year.

Expansion of the Octopus Access Control business continued, with revenue achieving a year-on-year growth of 30% to HK$13 million.

Business in the Mainland of China

MTR Corporation's property business experienced further growth in the Mainland of China in 2005 in the areas of property consultancy, management and related businesses.

During the year, two new property management contracts for high-end residential developments were concluded, for Northstar Beiyuan B3 District and Jian Wai Soho Phases Five and Seven in Beijing. One contract was secured in Chongqing, for Mei Li Shan Shui, another high-end residential development.

Also in Beijing, MTR Corporation signed a long-term head lease up to 47 years with a Beijing developer for the operations and property management of Oriental Kenzo, a 31,000 gross square metre shopping centre in the city's Dong Cheng district, with plans to re-decorate for opening and subletting in late 2006. The head lease is due to commence in the second quarter of 2006. There is an option for us to buy at a pre-set price within the first five years of the lease and a right of first refusal after the expiry of the first five years.

With the initialling of the Concession Agreement for Shenzhen Metro Line 4 in May, the Company continued to make preparations for the related property developments as the project awaited final NDRC approval. The Master Plan for the development, which will comprise 2.9 million gross square metres of residential and commercial space, is now largely finalised following our in-depth research into, and extensive consultation with, local participants in the Shenzhen property market.

Airport Railway property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Actual or expected completion date
Hong Kong Station					
(International Finance	Sun Hung Kai Properties Ltd.	Office	254,186		completed by phases
Centre)	Henderson Land Development Co. Ltd.	Retail	59,458		from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998–2005
	Bank of China Group Investment Ltd.	Car park		1,344	
Sub-total			415,894		
Kowloon Station					
(Union Square)					
Package One	Wing Tai Holdings Ltd.	Residential	147,547		Completed in
(The Waterfront)	Temasek Holdings (Pte) Ltd.	Car park		1,332	2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two	The Wharf (Holdings) Ltd.	Residential	210,319		Completed by
(Sorrento)	Wheelock and Company Ltd.	Car park		1,270	phases from
	Wheelock Properties Ltd.				2002–2003
	Realty Development Corporation Ltd.				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		Completed in
(The Arch)		Cross border bus terminus	5,113		2005
		Car park		412	
Package Four	Hang Lung Properties Ltd.	Residential	128,845		Completed in
(The Harbourside)		Car park		864	2003
Packages Five, Six	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
and Seven		Office*	231,778		from
(Elements, International		Serviced apartment*	72,472		2006–2010
Commerce Centre)		Hotel*	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,743*	
Sub-total			1,096,174		

* This falls within the range of 181,778 to 235,778 sq.m. for offices, 68,472 to 72,472 sq.m. for serviced apartments and 95,000 to 145,000 sq.m. for hotels as stipulated in the latest approved Master Layout Plan. The number of car parking spaces is subject to review.



Maritime Square leveraged the opening of the Disneyland Resort Line to achieve 30% year-on-year growth in retail customers from September

Airport Railway property developments (packages awarded) continued

Location	Developers	Type	Gross floor area (sq.m.)	No. of parking spaces	Actual or expected completion date
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Completed in
(Island Harbourview,	Bank of China Group Investment Ltd.	Retail	14,900		2000
HSBC Centre, Bank of	Kerry Properties Ltd.	Residential	169,950		
China Centre and	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
Olympian City One)	Capitaland Residential Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		Completed in
(Park Avenue, Central	Kerry Properties Ltd.	Residential	220,050		2001
Park and Olympian	Bank of China Group Investment Ltd.	Market	1,100		
City Two)	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		
(Harbour Green)		Kindergarten	1,300		2006
		Car park		294	
Sub-total			682,171		
Tsing Yi Station					
(Tierra Verde and	Cheung Kong (Holdings) Ltd.	Retail	46,170		Completed in
Maritime Square)	Hutchison Whampoa Ltd.	Residential	245,700		1999
	CITIC Pacific Ltd.	Kindergarten	925		
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Development Co. Ltd.	Office	14,999		By phases
(Tung Chung Crescent,	Henderson Land Development Co. Ltd.	Retail	48,331		from
Citygate and Seaview	New World Development Co. Ltd.	Hotel	22,000		1999–2005
Crescent)	Sun Hung Kai Properties Ltd.	Residential	275,501		
	Swire Properties Ltd.	Kindergarten	855		
		Car park		2,041	
Package Two	HKR International Ltd.	Retail	2,499		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002–2007
		Car park		625	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,996		By phases
(Caribbean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508		2002–2008
		Kindergarten	350		
		Car park		1,203	
Sub-total			1,030,789		
Grand Total:			3,517,823	14,360	

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq.m.)	No. of parking spaces	Status	Actual or expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in	Completed in
(Central Heights)	Nan Fung Development Ltd.	Retail	3,637		July 2000	2005
	Henderson Land Development Co. Ltd.	Car park		74		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in	Completed in
(The Grandiose	Chow Tai Fook Enterprises Ltd.	Retail	11,877		January 2002	January 2006
and The Edge)	Wee Investments Pte. Ltd.	Car park		249		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in	Completed
(Residence Oasis	Kerry Properties Ltd.	Retail	3,500		June 2002	in 2004
and The Lane)		Car park		369		
Tiu Keng Leng Station						
Metro Town	*Cheung Kong (Holdings) Ltd.*	*Residential*	*236,965*		*Awarded in*	*By phases*
		Retail	*16,800*		*October 2002*	*from*
		Car park		*609*		*2006-2007*
Tseung Kwan O South Station						
Area 86 Package One	Cheung Kong (Holdings) Ltd.	Residential	136,240		Awarded in	2008
		Retail	500		January 2005	
		Car park		325		
		Residential Care Home for the Elderly	3,100			
Area 86 Package Two	Cheung Kong (Holdings) Ltd.	Residential	309,696		Awarded in	2009-2010
		Kindergarten	800		January 2006	
		Car park		905		

Tseung Kwan O Line property developments (packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	Expected parking spaces	Period of package tenders	Expected completion date
Tseung Kwan O Station	1-2	Residential	80,000		2006–2007	2011
Area 56		Hotel	58,130			
		Retail	20,000			
		Office	5,000			
		Car park		390		
Tseung Kwan O South Station	6-11	Residential	1,153,764 –			
Area 86			1,163,764		2006–2010	2014
		Retail	39,500 – 49,500			
		Car park		3,533		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,138		Awarded in July 2001	Completed in
(No. 8 Clear Water Bay Road)		Retail	2,400			2005
		Car park		54		
		Park & Ride		450		

Investment property portfolio (as at 31 December 2005)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	40,075	–	100%
	Car park	–	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,411	–	50%
	Car park	–	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,066	–	100%
	Car park	–	651	100%
Paradise Mall, Heng Fa Chuen, Hong Kong	Shopping centre	19,409	–	100%
	Car park	–	415	100%
Maritime Square, Tsing Yi	Shopping centre	28,920	–	100%
	Kindergarten	920	–	100%
	Car park	–	220	100%
	Motorcycle park	–	50	100%
The Lane, Hang Hau	Shopping centre	2,629	–	100%
	Car park	–	16	100%
	Motorcycle park	–	1	100%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	–	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	–	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	–	100%
	Car park	–	126	100%
International Finance Centre (IFC), Central, Hong Kong – Two IFC	Office	39,529	–	100%
– One and Two IFC	Car park	–	1,308	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	–	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	–	–	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	–	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	–	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	–	100%
Wet Market, Caribbean Coast, Tung Chung, New Territories	Wet market	444	–	100%
Choi Hung Park & Ride Public Car Park, No. 8 Clear Water Bay Road,	Car park	–	54	51%
Choi Hung, Kowloon	Park & Ride		450	51%

Note: The above properties are let to tenants for commercial use except Heng Fa Chuen Residents' Club House. All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, IFC, Olympian City and Caribbean Coast where the leases expire on 30 June 2047 and Choi Hung Park & Ride where the lease expires on 11 November 2051.

Properties held for sale (as at 31 December 2005)

Location	Type	Gross floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	301	–	40%
	Car park	–	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	6,047*	–	40%
	Car park	–	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	–	117	40%
Sorrento, Union Square, No. 1 Austin Road West, Kowloon	Residential	531	–	36.22%
	Car park	–	110	67.05%
The Arch, Union Square, No. 1 Austin Road West, Kowloon	Residential	18,170	–	38.5%
	Car park	–	140	38.5%
Residence Oasis, No. 15 Pui Shing Road, Hang Hau, Tseung Kwan O	Residential	445	–	71%
	Car park	–	213	71%
	Motorcycle park	–	18	71%

* Lettable floor area

Managed properties (as at 31 December 2005)

Number of managed residential flats	54,358 units
Area of managed commercial and office space	562,296 sq. m.


Kennedy Town
University
Sai Ying Pun
Sheung Wan
West Island Line

growingfurther

As the Tung Chung Cable Car reaches its final stages, we are turning our attention to Tseung Kwan O South Station and the West Island Line

Hong Kong network expansion projects

Two significant expansion projects were completed and came into service in 2005, with the opening of DRL in August and the new AsiaWorld-Expo Station in December. Construction of the Tung Chung Cable Car is in its final stages, the provision of Tseung Kwan O South Station has been committed, the Government has approved the taking forward of the West Island Line three stations extension, and discussions continue with the Government on further extensions of the network in Hong Kong.



The South Island Line (East) will serve the residents of Ap Lei Chau and Wong Chuk Hang and visitors to Ocean Park.






OCEAN PARK
HONG KONG

Tung Chung Cable Car

The Tung Chung Cable Car construction continued to progress. Combined with a cultural themed village, the project, branded "Ngong Ping 360", will add a major new tourist destination to Lantau Island accessible from both the airport and urban areas of Hong Kong via the MTR network.

Works on the superstructures at Ngong Ping Skyrail Terminal, Tung Chung Skyrail Terminal, Airport Island Angle Station and Nei Lak Shan Angle Station were all substantially completed, together with the cable car towers and the installation of the electrical and mechanical equipment. All 112 Cable car cabins were delivered to Hong Kong by January 2006. All sections of rope pulling were substantially completed in February 2006, including the first rope pull over the 1.5-kilometre stretch of water in Tung Chung Bay covered by the cable car route. Managed by Skyrail-ITM (Hong Kong) Ltd., whose Austrailan parent company built and operates the famous Skyrail Rainforest Cableway in Cairns, "Ngong Ping 360" is expected to open in mid 2006.

Airport projects

The AsiaWorld-Expo Station at the end of AEL at Hong Kong International Airport was opened to the public in December. Situated a mere one-minute ride away from the airport by AEL, and with trains running every 12 minutes, the station provides direct access to Hong Kong's newest and largest exhibition centre.

Following the signing in July of a provisional agreement with the Airport Authority for construction of a connection to the Skyplaza retail development at the airport, fit out works for the second platform at the departure level of Airport Station are under way with completion anticipated in the second half of 2006.

Tseung Kwan O South Station

Following commencement of the Area 86 property development at the Tseung Kwan O South Depot site, the Company has committed to a programme to complete the station to serve the development by 2009. Detailed design has been completed and construction tenders invited. The work scope will include Government entrustment of the Area 86 Northern Access Road to the Company.

Network extensions under consideration

In February, MTR Corporation submitted to the Government revised proposals for WIL, South Island Line (East) and South Island Line (West).

Under the proposals, WIL will extend the Island Line from Sheung Wan to Kennedy Town via Sai Ying Pun and University stations. Following the Government's request to the Company in June to proceed with further planning and preparation work for WIL, preliminary design work, geotechnical investigation and environmental impact assessment began in October. The line is targeted to open in 2012. Discussion meanwhile has continued with the Government over detailed scope, cost and implementation as well as funding issues.

The South Island Line (East) is envisaged as a medium capacity system that will run from the South Horizons on Ap Lei Chau, via Lei Tung, Wong Chuk Hang and Ocean Park to Admiralty, where it will


TSUEN WAN LINE
ISLAND LINE
Admiralty

interchange with the Island Line. This new line will serve not only the resident population in the south of Hong Kong but also passengers heading to the major tourist attractions in the southern part of Hong Kong island, including the recently approved redevelopment of Ocean Park.

The South Island Line (West) will be another medium capacity system running from University, where it will interchange with the West Island Line, through Cyberport, Wah Fu and Aberdeen to Wong Chuk Hang, where it will connect with South Island Line (East). As such, it will serve all major population and employment centres in Hong Kong's Southern District. Additional stations may also be constructed at Queen Mary Hospital and Tin Wan.

The Government's decision on the proposals for South Island Line (East) and (West) awaits completion of a review on the planning of tourism and commercial development in Hong Kong's Southern District. A decision is expected in early 2006.

In February 2004, the Company had submitted proposals for an extension of the Kwun Tong Line to Whampoa Gardens, for review by the Government. Following the announcement of the possible merger of MTR Corporation and KCRC, the two companies undertook a revised study of the new Shatin to Central Link that included the Kwun Tong Line Extension as an option. In 2005 the Company further proposed to the Government that it was prepared, subject to agreement on funding, to progress this extension in advance of a merger decision. The proposal remains under Government consideration.

Pedestrian links

Work on pedestrian links to enhance the attractiveness and ease of access of MTR stations has continued throughout the year.

Excavation of the main tunnel for the Queensway subway linking Admiralty Station with Three Pacific Place is now almost complete and tunnel lining concrete work is in progress. The link is planned to open in the third quarter of 2006. The Government has also issued authorisation for a subway at Sai Ying Choi Street connecting the Pioneer Centre to Prince Edward Station, and work is planned for early 2006, with completion by 2008. Another scheme to improve access to Lai Chi Kok Station from developments south of Lai Chi Kok Road was gazetted in July and work is expected to begin in 2006.

In April, a conceptual proposal was submitted to the Government to extend Causeway Bay Station below Hennessy Road to incorporate the underground pedestrian-cum-retail link scheme proposed by the Planning Department, and MTR Corporation has begun a feasibility study in January 2006. The Company is also in talks with developers on new subway links to Tsim Sha Tsui Station.

SOUTH ISLAND LINE (EAST)
Ocean Park
Wong Chuk Hang


Lei Tung


South Horizons



681
608
611
682
606
683
NYC
TUESDAY
1
2
3
4
5
8
9
10
11
15
16
17
18
19
23
24
25
26
30
31

growinghealthier

MTR Corporation's growth continues to be supported by a motivated workforce that is given ample opportunity for personal and professional development

Human resources

During 2005, MTR Corporation continued our initiatives to raise operational efficiency whilst maintaining harmonious staff relations, and to invest in human resources to support business growth.

Supporting growth

With overseas business developing rapidly, substantial effort has been put into ensuring that this growth is well supported from a human resources perspective. During the year, the Company has completed a comprehensive study on future manpower requirements at the middle to senior management level for our businesses in the Mainland of China, the UK and Europe over the coming five years.

The results of the study led to a number of initiatives launched by the Company, ranging from career posting, flexible deployment of staff, engaging external resources and accelerating the pace of local talent development to support the Company's growth business. Of particular importance has been the development of a Resource Pool, which can be drawn upon to meet specific needs of the overseas business. A new Manpower Resource System was also developed to help senior management source appropriate people for particular projects.

As part of managing the growth in geographical scope of the Company's workforce, MTR Corporation has also reviewed our employment terms and other support to facilitate staff undertaking overseas assignments. In overseas offices, the Company has endeavoured to tailor human resources policies to the local environment while preserving the essence of our corporate culture.

People development

Developing employees to enable them to grow personally and professionally has always been an ongoing priority at MTR Corporation. In 2005, an individualised and focused approach to leadership development was introduced to enhance the effectiveness of our managers. The first group of senior and executive managers were assessed and appropriate development methods initiated, which included job posting, deputising, executive education and one-on-one coaching. This programme will continue in 2006, covering other key managers.

Total staff strength

Our motivated and committed workforce, despite with fewer numbers over the years, continues to support the growth in our business.

Numbers of staff



7,231
567
978
930
4,756
6,891
618
551
886
4,836
6,629
642
402
855
4,730
6,555
660
366
860
4,669
6,513
689
246
896
4,600
82
2001
2002
2003
2004
2005
Property development and management
Engineering and project
Corporate management and service departments
Operations
China and international businesses

Staff productivity – turnover per operating railway employee

Ongoing initiatives helped support productivity gains during the year.

HK$ million



1.24
1.26
1.27
1.40
1.52
2001
2002
2003
2004
2005

Training

As in previous years, Company employees were given ample training opportunities to enhance their skills and job satisfaction. In total, 36,689 man-days of training were conducted in 2005, involving 6,513 employees and covering a wide range of topics. These included customer service courses organised prior to the opening of DRL and a new Putonghua learning system, "GoChinese", to improve staff proficiency in Putonghua. The Operations Training Department was successfully re-accredited ISO9001, ISO14001 and OHSAS 18001 for its Integrated Management System.

The Company's commitment to providing continuous training and development to staff was recognised with "Platinum ACCA Approved Employer" accreditation from Association of Chartered Certified Accountants (ACCA) under its Global Employer Accreditation Scheme.

Innovative scheme

In line with the core values to foster a culture of "Enterprising Spirit", the Company launched an innovative scheme, the "Enterprising Pod", to invite all staff to generate and submit original ideas that can be commercialised, to create more revenue/profit for the Company.

To ensure the ideas are duly nurtured, a senior manager will volunteer as an "Idea Guardian Angel" to liaise on trial and testing and to ascertain the feasibility for commercialisation. A dedicated website was also introduced to enhance staff participation and communication. The scheme has received numerous submissions from staff at different levels.

Employee volunteering scheme

As an integral part of the Hong Kong community and a responsible corporate citizen, the Company has always strived to contribute to the local communities in which it operates in line with our Vision and Mission. To strengthen our involvement in community care, a new employee volunteering scheme, "More Time Reaching Community", was introduced, providing support in areas such as funding, logistics support, training and information and recognition to staff who wish to organise and participate in volunteer activities. The scheme enjoys strong support from management including the Chief Executive Officer and Executive Directorate members, who are acting respectively as Patron and Honorary Advisers. Response from our caring staff and their family members is encouraging.

During the year, the Company's Community Involvement Team, a voluntary team formed by staff with Company sponsorship, remained active in providing voluntary services to the needy and less fortunate in our community.

Work / life balance initiatives

The need for a proper balance between work and life is well recognised by the Company as an important contributor to the well being of employees and their work efficiency. During 2005, MTR Corporation carried out a Work / Life Balance Study and the results have indicated a high level of satisfaction and commitment to the Company with no evidence of any negative impact of work stress on job performance or safety. To enhance staff awareness in the concept of "healthy mind, healthy body" and in support of CSR & Sustainability, a series of seminars related to mental and physical health, relationships and work was launched in November and will continue throughout 2006.

Operating profit contributions

Despite higher growth related expenditure, a focus on cost containment helped boost operating profits in all our businesses.

In HK$ billion



7.3
0.7
3.3
3.3
7.8
0.8
3.8
3.2
9.1
0.8
5.4
2.9
9.1
0.9
4.6
3.6
11.2
1.1
6.1
4.0
2001
2002
2003
2004
2005



Property ownership and management
Property development
Railway operations and related businesses

Net results from underlying businesses

Strong performances from non-fare businesses and property development activities raised underlying net profit to over HK$6 billion.

In HK$ billion



11.2
9.2
6.1
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Turnover
Operating profit before depreciation (after property development profit)
Net profit excluding investment property revaluation

Review of 2005 financial results

Following the convergence of the financial reporting standards in Hong Kong with the international standards with effect from 1 January 2005, the Company has adopted relevant changes in accounting policies and financial statement presentation to comply with the revised Hong Kong Financial Reporting Standards (HKFRS) which include Hong Kong Accounting Standards (HKAS) and Interpretations (HK-Ints) issued by the Hong Kong Institute of Certified Public Accountants. The implications resulting from adoption of the new standards have been provided in the Notes to the Accounts and comparative figures for 2004 shown in this Report have been restated.

Among the revised or new standards adopted, a few have material impact on the Company's 2005 financial statements. HKAS 40 on investment properties requires the recognition of the change in market value of investment properties in the profit and loss account. Previously the change in market value in investment properties was taken directly to reserve. HKAS 17 on lease requires the land element in leasehold land and building to be accounted for as operating lease, thus resulting in a re-classification of the previous depreciation charge for the land element to operating expense. Both HKAS 40 and HKAS 17 were adopted retrospectively with 2004 comparative figures restated. HKASs 32 and 39 on financial instruments require the marking of derivative instruments to market value. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities are revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. The change in value from the previous reporting date is recognised in the profit and loss account or directly taken to hedging reserve in the balance sheet depending on the type of hedging relationship. These standards were adopted prospectively from 1 January 2005. Following HK-Int 2, accounting policy on rails was changed in that certain repair and replacement costs on rails, which were previously charged to the profit and loss account, are now capitalised as fixed assets and subject to annual depreciation charge with effect from 1 January 2005.

It should be emphasised that all of these changes neither affect the Company's cashflow position nor change the Company's underlying business performance.

Profit and loss

Patronage on the MTR Lines increased by 2.9% to a record 858 million in 2005. Average fare on the MTR Lines also increased by 2.6% to HK$6.67 as a result of changes in promotion programmes, including "Ride 10 Get 1 Free" and the opening of DRL. Fare revenues from the MTR Lines therefore increased by 5.6% to HK$5,721 million.

Fare revenue on AEL increased to HK$561 million, 8.9% higher than the HK$515 million recorded in 2004, due to increased patronage and higher average fare, the latter mainly attributable to the change in passenger mix with more passengers taking longer distance journeys.

Non-fare revenue continued to demonstrate strong growth in 2005 of 18.7% to HK$2,871 million, comprising HK$1,555 million from station commercial and other businesses and HK$1,316 million from property ownership and management income. Included in the total non-fare revenue figure was a one-off income received from a mobile phone operator for the early termination of a mobile phone system contract. Excluding this one-off income, total non-fare revenue would have increased by 15%.

Turnover

Strong growth was seen in station commercial, property rental and other businesses as Hong Kong's economy continued to expand.



In HK$ million



Rental and management income
Station commercial and other revenue
Fare revenue
7,592
891
973
5,728
7,686
987
979
5,720
7,594
988
1,117
5,489
8,351
1,108
1,311
5,932
9,153
1,316
1,555
6,282
2001
2002
2003
2004
2005

Operating expenses

Total operating expenses increased from HK$3.8 billion in 2004 to HK$4.1 billion in 2005 to cover additional work requirements for new line and station operations.

Percentage



2005
2004
Staff costs
Energy and utilities
Repairs, maintenance and consumables
Station commercial and property related expenses
Project study and business development expenses
Other railway expenses
10.4
4.4
13.7
16.9
14.2
40.4
39.8
13.4
15.2

Advertising income rose by 9.2% owing to the strong economy and new advertising formats. Income from station commercial facilities increased by 15.4% as a result of increased patronage, strong consumer spending and higher rental income achieved after station renovation. Income from consulting business increased by 15.9% as new consulting contracts were secured whilst income from other miscellaneous activities rose by 23.8% due to connection fees received from new station entrances and increased income from publications.

With the opening of a new shopping centre and full-year effect of office and car park rental at Two IFC, together with rental increases after tenancy renewal, income from property ownership and management rose by 18.8% from 2004. All these favourable factors compensated for the relatively stagnant growth in telecommunication income.

Despite the increased scope of business from the opening of new line and stations, the new shopping centre and increased business development activities, operating costs were contained at HK$4,052 million or 6.0% higher than last year, but still below the revenue growth rate of 9.5%. Two items need to be highlighted relating to costs, which are the accounting treatment of rails and one-off property revaluation write-back in the 2004 financial year.

With effect from 1 January 2005, rails repair and replacement costs are capitalised as fixed assets on the balance sheet, thereby increasing depreciation charges. Previously, these costs were included as operating costs in the profit and loss account and the change had led to a reduction in operating cost in 2005 of HK$45 million, with a corresponding increase in depreciation of HK$75 million. The second item is the write-back in 2004 of HK$69 million of revaluation deficit incurred in 2003 in respect of the self-occupied headquarter building, which reduced operating costs in 2004. Excluding these two items, operating costs increased by HK$206 million or 5.4% compared to 2004.

During the year, major drivers of the cost increase included staff costs, which rose by HK$68 million to cover additional work requirements for new line and station operation, annual salary growth and special discretionary award. Operational rent & rates increased by HK$22 million, which was the result of growth in operating profit in 2004. Expenses on station commercial and other businesses, as well as property ownership and management business rose by HK$43 million and HK$31 million respectively, in line with increase in business activity. General and administration expenses increased by HK$40 million mainly attributable to increase in consultancy fees incurred from various business strategy and efficiency improvement studies as well as arising from safety measures related to the WTO Hong Kong Ministerial Conference. A decrease in cost of HK$25 million was incurred in our project studies and business development activities in the Mainland of China and Europe.

Operating profit from railway and related operations before depreciation amounted to HK$5,101 million, an increase of 12.6% from HK$4,529 million in 2004. Operating margin improved from 54.2% in 2004 to 55.7% in 2005, the highest for the last 10 years.

Operating margin

Operating margin before depreciation improved from 54.2% to 55.7%, the highest in the past 10 years of operations.



Percentage
60
50
40
30
20
10
2001
2002
2003
2004
2005
Operating margin (before depreciation)
Operating margin (after depreciation)

Fixed assets growth

Property revaluation, receipt of The Lane and capitalisation of Disneyland Resort Line and AsiaWorld-Expo Station were factors in the growth of fixed assets.



In HK$ billion
79.2
10.4
68.8
94.3
10.3
84.0
96.9
14.2
82.7
99.7
18.9
80.8
103.3
22.8
80.5
2001
2002
2003
2004
2005
Investment properties (included an unfurnished retail shell)
Other property, plant and equipment

Profit on property development in 2005 amounted to HK$6,145 million, comprising firstly surplus proceeds from The Arch at Kowloon Station; secondly recognition of deferred income relating to the hotel part of Tung Chung Packages and Harbour Green at Olympic Station; and thirdly sharing-in-kind in respect of the second part of Phase 1 of Elements at Kowloon Station and The Lane at Hang Hau Station.

Operating profit before depreciation was HK$11,246 million, an increase of 23.6% from HK$9,097 million in 2004. Depreciation charge in 2005 amounted to HK$2,682 million, which was 7.3% above 2004 mainly due to the change in rail capitalisation policy as mentioned above, fully depreciating certain telecommunication equipment upon the early termination of a mobile phone system contract, and the completion of DRL, the platform screen door project and station renovations in the second half of 2005.

Despite higher interest rates since the second half of the year and interest expense no longer being capitalised to DRL following its commencement of operations, net interest expense of the Company in 2005 dropped by 6.1% to HK$1,361 million mainly due to reduced borrowing. With higher interest rates, our average interest cost increased from 4.7% in 2004 to 5.1% in 2005, while interest cover improved from 6.1 times in 2004 to 7.6 times in 2005. In compliance with HKAS 40, the revised accounting standard on investment properties, the increase in market value of the Company's investment properties, amounting to HK$2,800 million pre-tax (HK$2,310 million post tax), was recognised in the profit and loss account.

The Company's share of net profit of OHL amounted to HK$40 million, which was a 2.6% increase from 2004. During the year, the Company also engaged in the bidding of operating franchises in Europe via jointly controlled entities established with joint venture partners. The share of net loss of these entities in 2005 amounted to HK$31 million. Tax expense, including current tax expense in China and overseas business activities and deferred tax provision, increased by 37.1% to HK$1,549 million. The resulting net profit of the Group in 2005 amounted to HK$8,463 million, a 29.3% increase from 2004, with HK$8,450 million attributable to equity shareholders, an increase of 29.1% from 2004. Earnings per share therefore increased from HK$1.23 in 2004 to HK$1.55 in 2005.

Excluding investment property revaluation and the related deferred tax, underlying profit for MTR Corporation was HK$6,140 million or HK$1.13 per share, increase of 36.7% and 34.5% respectively from 2004.

The Board has recommended a final dividend of HK$0.28 per share, amounting in total to HK$1,535 million, with a scrip dividend option offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. As in previous years, the Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash.

Debt/equity profile

Increased profitability and reduced borrowings due to stronger cash flow further improved our debt/equity profile.

In HK$ billion



90
80
70
60
50
40
30
20
10
69.9
28.3
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Total equity attributable to equity shareholders
Loans outstanding

Debt servicing capability

Higher operating profit coupled with reduced borrowings led to strong improvement in both the EBITDA / total outstanding loans ratio and interest cover.



45
40
35
30
25
20
15
10
5
9
8
7
6
5
4
3
2
1
40
7.6
58.2
62.5
55.9
49.1
40.4
2001 2002 2003 2004 2005
EBITDA/total loans outstanding
Percent (left scale)
Interest cover
Times (right scale)
Gross debt-to-equity ratio
Percentage

Balance sheet

The Group continues to be well capitalised, with the bulk of our assets invested in the railway system. Total fixed assets increased from HK$99,692 million in 2004 to HK$103,275 million as at 31 December 2005, mainly attributable to surpluses in investment property revaluation, the receipt of The Lane and the capitalisation of DRL and AsiaWorld-Expo Station upon commissioning in August and December 2005 respectively.

Railway construction in progress increased slightly from HK$962 million in 2004 to HK$1,006 million as at 31 December 2005, comprising mainly additional capital expenditures on the Tung Chung Cable Car and SkyPlaza Platform projects, which were partly reduced by the transfer out of DRL and AsiaWorld-Expo Station costs to fixed assets upon completion.

Property development in progress represents the costs incurred in the sites for property development less reimbursement already received from developers. Property development in progress as at 31 December 2005 increased to HK$2,756 million from HK$2,088 million in 2004, mainly due to the payment of half of the land premium of HK$1,160 million for the Package One development of Tseung Kwan O Area 86, partially reduced by further cost reimbursement received from developers relating to Olympic Station Package Three, Tiu Keng Leng and Tseung Kwan O Area 86 developments.

Properties held for sale increased to HK$1,311 million from HK$815 million in 2004, comprising mainly residential units at The Arch in Kowloon Station.

In line with the requirement of HKAS 39, the new accounting standard on financial instruments, the Company recognised the fair value of derivative instruments in our balance sheet prospectively from 2005 onward, and accordingly recorded derivative financial assets and liabilities of HK$234 million and HK$307 million respectively as at 31 December 2005.

Debtors, deposits and payments in advance increased significantly to HK$3,095 million from HK$1,276 million in 2004 primarily due to an increase in amounts receivable relating to the pre-sale of properties from The Arch.

Total loans outstanding at year-end were HK$28,264 million, a decrease of HK$2,114 million compared with 2004, due to loan repayments. Loans drawn down during the year amounted to HK$5,291 million which were primarily for refinancing purposes.

Deferred income decreased from HK$4,638 million in 2004 to HK$3,584 million following profit recognition at Tung Chung, Kowloon and Olympic station development packages, in accordance with the progress of property construction and pre-sales activities, offset by an additional payment of HK$936 million received in respect of Olympic Package Three development in January.

Sources of borrowing

Whilst Hong Kong remains its main market, the Company continued its strategy of diversifying its funding sources.

Percentage (As at 31 December 2005)



12
15
1
14
58
11
3
16
27
37
By market
Hong Kong
Europe
US
Asia (excluding Japan)
Japan
By instrument
US$ Global bonds
HK$ bonds
Medium term notes
Bank loans & export credits
US$ Eurobonds

Use of interest rate and currency risk hedging products

MTR Corporation is an active user of derivatives, but solely for hedging borrowing related interest rate and currency risks and not speculation.

Percentage (As at 31 December 2005)*



2005
2004
2
34
43
64
56
18
20
28
17
52
25
By instrument
Interest rate swaps and options
Cross currency & interest rate swaps
Foreign exchange forwards
By maturity
Beyond 5 years
2 to 5 years
Within 2 years

* *Calculated based on nominal value*

Deferred tax liabilities increased from HK$6,368 million to HK$8,011 million mainly attributable to the tax effect on profit for the year, including those provided on property revaluations, at the standard Hong Kong Profits Tax rate of 17.5%.

Share capital, share premium and capital reserve increased by HK$1,181 million to HK$37,450 million at year-end, as a result of shares issued for scrip dividend and share options exercised. Together with increases in fixed asset revaluation and other reserves of HK$501 million, opening adjustments on adoption of HKASs 32 and 39 of HK$124 million and retained earnings net of dividends of HK$6,177 million, total equity attributable to equity shareholders increased to HK$69,875 million from HK$61,892 million as at 31 December 2004. As a result, the Group's gross debt-to-equity ratio improved from 49.1% to 40.4% at 2005 year-end and net debt-to-equity ratio from 48.6% to 39.9%.

Cash flow

Net cash inflow generated from railway and related activities increased from HK$4,486 million in 2004 to HK$5,189 million for the year, while cash receipts from developers and purchasers in respect of property development projects also increased from HK$2,576 million for the previous year to HK$2,610 million. Outflows for capital project payments, including half of the land premium for Tseung Kwan O Area 86 Package One development and interest expenses amounted to HK$3,454 million and HK$1,416 million respectively, as compared to HK$2,889 million and HK$1,301 million for the previous year. Together with other minor movements, net cash flow before dividends and loan repayments was HK$2,823 million, being HK$257 million higher than last year. After dividend payments of HK$1,138 million and net loan repayment of HK$1,598 million, there were net cash inflows of HK$87 million compared to net outflows of HK$106 million in 2004.

Financing activities

New financings

2005 began with Hong Kong interest rates remaining below US rates as a result of excess liquidity and strong capital inflows. Following the introduction by the Hong Kong Monetary Authority of the "Two-Way Convertibility Undertaking" in May, short-term Hong Kong interest rates rose quickly to levels similar to but still below US rates, and have since tracked closely and risen in tandem with US rates as the US Federal Reserve continued to tighten. By the end of 2005, the 3-month Hibor rate had increased substantially from the pre-Undertaking levels.

Long-term rates have also trended up since introduction of the "Two-Way Convertibility Undertaking" in line with US rates after reaching a trough in June, albeit less significantly than short-term rates. The Group took advantage of the historical low fixed rate levels, and in April and June launched a total of HK$1.5 billion in fixed rate medium term notes (MTN) via private placements. These comprised a HK$500 million 10-year note and two HK$500 million 15-year notes with coupon rates of 4.5%, 4.28% and 4.75% respectively.

Preferred financing model and debt profile

MTR Corporation's disciplined approach to debt management ensures a well balanced and diversified debt portfolio.

(Preferred Financing Model) vs. **Actual debt profile** *As at 31 December 2005*

Source in percentage
(50-80)83 (20-50)15 (0-10) 1 (0-15) 1
Capital market instruments | Export credits
Medium term loans | Short term loans and overdrafts

Interest rate base in percentage
(40-60)65 (40-60)35
Fixed rate | Floating rate

Financing horizon in months
(6-15)6

Maturity in percentage
(10-40)14 (20-50)47 (30-60)39
Within 2 years | 2 to 5 years | Beyond 5 years

Currency in percentage
(70-100)99.7 (0-30)0.3
HK$ | US$

Investment in new railway lines and existing network in Hong Kong

Total projected capital expenditures between 2006-2008 of HK$5.1 billion are based on the existing network and committed projects.

In HK$ billion



Plan
Tseung Kwan O Line including further capital works
Airport Railway further capital works
Disneyland Resort Line, Tung Chung Cable Car and other projects
Urban Lines
2.3
0.3
0.5
0.5
1.0
2.5
0.1
0.4
1.0
1.0
2.0
0.1
1.0
0.9
2.3
0.3
0.1
0.6
1.3
1.5
0.4
0.1
1.0
1.3
0.2
1.1
0.8
0.5
2003
2004
2005
2006
2007
2008
2009
2010

The banking market in Hong Kong remained highly liquid throughout the year and credit spreads were tight. These favourable conditions enabled the Group to enter into a number of 7-year and 10-year bilateral facilities with some of our key relationship banks at very attractive terms. These comprised HK$2.2 billion in 7 years and HK$1.0 billion in 10 years, which together with the HK$1.5 billion in MTN helped raise a total of HK$4.7 billion of new financings for the Group.

As at the end of 2005, the Group had total undrawn committed facilities of HK$5.3 billion. These facilities together with new MTN issued and new bank loan commitments obtained in early 2006 are expected to be sufficient to cover all our anticipated funding needs in 2006.

Our subsidiary and associate successfully arranged three bank loans, one for Shenzhen Metro Line 4 and two for Beijing Metro Line 4. All these loans are non-recourse to MTR Corporation. Based on a detailed term sheet initialled with China Development Bank, the project loan for Shenzhen Metro Line 4 comprises a 25-year RMB3.6 billion non-recourse bank loan and will be used to fund 60% of the Group's investment in the RMB6.0 billion project. Partners of the PPP associated company for Beijing Metro Line 4 have also initialled two separate loan agreements with Industrial and Commercial Bank of China and China Development Bank, which provide for two non-recourse 25-year project loans, each of RMB1.6 billion, for Beijing Metro Line 4. In addition to the long maturity and RMB denomination, which serve to reduce respectively refinancing and exchange rate risks, the loans also provide fixed rate funding of between 5 and 15 years, which will help mitigate interest rate risk and control interest costs of the projects.

Cost of borrowing

With the Group's conservative mix of fixed and floating rate debt and ability to secure attractive fixed rate long-term financings, exposure to interest rate risk was well contained. As a result, despite significantly higher short-term interest rates since the beginning of the second half, average borrowing cost for the year increased only marginally to 5.1% from 4.7% in 2004, and gross interest expense increased by HK$4 million as compared with 2004.

Risk management

We continued to manage our financing activities and debt portfolio in accordance with our well-established Preferred Financing Model, which seeks to diversify risks by specifying the preferred mix of fixed and floating rate debt, the permitted level of currency exposure, a well-balanced spread of maturities, the use of different types of financing instruments and an adequate length of financing horizon. As a result, the Company was able to maintain a well diversified debt portfolio with adequate coverage for anticipated future funding needs.

The Company is one of the most active corporate users of derivative financial instruments and in accordance with Company policy uses these instruments solely for hedging borrowing related interest rate and currency risks and not for speculation or trading purposes. To monitor and control counterparty risk exposure, we deal only with counterparties with credit ratings of A-/A3 or better, and assign to these counterparties limits based on their credit ratings. In addition, we have adopted a risk monitoring framework based on the widely accepted "value-at-risk" methodology and "expected loss" concept to quantify and monitor these exposures.

Credit ratings

The Company was the first Hong Kong corporate entity to have obtained internationally recognised credit ratings and has since maintained strong ratings on par with the Hong Kong SAR Government based on our strong credit fundamentals, prudent financial management and continuous Government support.

In July, Moody's re-affirmed the Company's short-term foreign currency and long-term domestic currency ratings at respectively P-1 and Aa3 with a stable outlook, and based on a new rating methodology upgraded the long-term foreign currency debt rating if such debt is issued under foreign laws to Aa3, higher than Hong Kong sovereign's A1 rating.

In the same month, S&P's affirmed our ratings at A-1+ and AA- for short/long-term local currency ratings and concurrently upgraded our short/long-term foreign currency ratings to respectively A-1+ and AA- with a stable outlook in line with the corresponding upgrade of Hong Kong's sovereign ratings.

Credit ratings

	Short-term ratings*	Long-term ratings*
Standard & Poor's	A-1+/A-1+	AA-/AA-
Moody's	–/P-1	Aa3/Aa3
Rating and Investment Information Inc. (R&I)	a•1+/–	AA/AA-

* Ratings for Hong Kong dollar/foreign currency denominated debts respectively.

In December 2005, R&I also re-affirmed the Company's short-term local currency and long-term domestic/foreign currency ratings at respectively a•1+ and AA/AA-.

Financial planning

We continued to use our comprehensive long-term financial planning model based on well-established methodologies to plan our railway operations and to evaluate new projects and investments. The model subjects all investment proposals to rigorous evaluations that take into account our weighted average cost of capital and required rate of return. To ensure our assumptions are realistic and robust, we also carefully review all key assumptions used in the model on a frequent basis, and conduct necessary sensitivity analyses on key variables, taking into account present business and economic conditions, and future likely changes. To manage our cost of capital effectively, detailed assessment of our funding requirement and capital structure is conducted on a regular basis.

Financing capacity

The Company's current projected capital expenditure programme comprises three parts – railway and property projects in Hong Kong, and overseas investment. For railway projects in Hong Kong, it consists mainly of capital costs for sustaining and upgrading existing lines as well as investment in new railway projects. For property development, the main components are fit-out work for Elements and refurbishment of Telford Plaza. For overseas investments, it consists mainly of the construction cost for Shenzhen Metro Line 4, equity investment for Beijing Metro Line 4 and refurbishment cost for Beijing Oriental Kenzo. Based on this programme, total capital expenditures for the next three years between 2006 and 2008 are projected to be approximately HK$5.1 billion for railway projects and HK$2.1 billion for property investment in Hong Kong, and HK$5.4 billion for overseas projects. In addition, the Company will provide a HK$4.0 billion interest free loan to the developer of Tseung Kwan O Area 86 Package Two. Amongst these projections, the funding requirement for the HK$4.0 billion interest free loan and the Shenzhen Metro Line 4 project has already been secured, and as such the Group has sufficient financing capacity to capture other investment opportunities, such as WIL and the South Island Line (East) and (West) in Hong Kong, as well as new projects in Shenzhen, Beijing and Wuhan in Mainland China.

Ten-year statistics

	2005*	2004*	2003*	2002*	2001*	2000*	1999	1998	1997	1996
Financial										
Profit and loss account *in HK$ million*										
Turnover	**9,153**	8,351	7,594	7,686	7,592	7,577	7,252	6,981	6,574	6,253
Operating profit before depreciation	**11,246**	9,097	9,116	7,769	7,301	7,290	5,523	4,720	3,805	3,342
Depreciation	**2,682**	2,499	2,402	2,470	2,178	2,091	2,039	1,426	927	850
Interest and finance charges	**1,361**	1,450	1,539	1,125	874	1,143	1,104	475	95	957
Profit	**8,463**	6,543	4,450	3,579	4,278	4,069	2,116	2,819	2,783	1,535
Dividend proposed and declared	**2,299**	2,259	2,215	2,161	2,118	500	–	–	1,252	647
Earnings per share *in HK$*	**1.55**	1.23	0.85	0.70	0.85	0.81	0.42	–	–	–
Balance sheet *in HK$ million*										
Total assets	**113,666**	106,674	102,366	101,119	98,126	92,565	87,250	82,104	75,428	64,644
Loans, obligations under finance leases and bank overdrafts	**28,264**	30,378	32,025	33,508	31,385	27,203	23,177	16,897	10,875	12,696
Deferred income	**3,584**	4,638	5,061	6,226	8,411	10,403	13,776	15,970	16,705	9,094
Total equity attributable to equity shareholders	**69,875**	61,892	57,292	53,574	53,893	50,355	45,115	42,601	41,815	35,473
Financial ratios *in percentage*										
Operating margin	**55.7**	54.2	49.3	52.2	53.4	51.7	48.2	47.3	53.7	53.4
Non-fare revenue as a percentage of turnover	**31.4**	29.0	27.7	25.6	24.6	24.6	22.2	22.1	21.0	18.8
Gross debt-to-equity ratio	**40.4**	49.1	55.9	62.5	58.2	54.0	51.4	39.7	26.0	35.8
Gross debt-to-equity ratio (excluding revaluation reserves)	**40.9**	49.3	63.3	71.1	66.4	62.2	58.5	45.0	31.3	43.8
Interest cover *in times*	**7.6**	6.1	5.6	4.5	3.8	3.8	3.7	5.1	15.7	4.0
Employees										
Corporate management and service departments	**896**	860	855	886	930	966	1,031	1,317	1,104	1,069
Operations	**4,600**	4,669	4,730	4,836	4,756	4,943	5,132	5,890	4,575	4,499
Engineering and project	**246**	366	402	551	978	904	918	1,111	2,380	1,871
Property development and management	**689**	660	642	618	567	519	456	468	427	405
China and international businesses†	**82**	–	–	–	–	–	–	–	–	–
Total	**6,513**	6,555	6,629	6,891	7,231	7,332	7,537	8,786	8,486	7,844

* Consolidated results

† New division established in 2005

	2005*	2004*	2003*	2002*	2001*	2000*	1999	1998	1997	1996
Railway operations										
Revenue car km operated *in thousands*										
MTR Lines	**114,449**	114,364	112,823	103,318	96,751	92,199	94,704	94,260	84,258	83,769
Airport Express Line	**17,122**	16,081	15,227	19,467	19,458	19,557	19,394	9,011	–	–
Total number of passengers *in thousands*										
MTR Lines	**857,954**	833,550	770,419	777,210	758,421	767,416	779,309	793,602	811,897	816,572
Airport Express Line	**8,493**	8,015	6,849	8,457	9,022	10,349	10,396	3,928	–	–
Average number of passengers *in thousands*										
MTR Lines – weekday average	**2,497**	2,403	2,240	2,261	2,231	2,240	2,284	2,326	2,382	2,379
Airport Express Line – daily average	**23**	22	19	23	25	28	29	22	–	–
Average passenger km travelled										
MTR Lines	**7.6**	7.7	7.7	7.6	7.4	7.3	7.4	7.4	7.4	7.5
Airport Express Line	**30.4**	30.2	29.7	29.9	29.8	29.7	29.9	31.2	–	–
Average car occupancy										
MTR Lines	**57**	56	53	57	58	61	61	62	71	73
Airport Express Line	**15**	15	13	13	14	16	16	14	–	–
Proportion of franchised public transport boardings *in percentage*										
All movements	**25.2**	24.8	24.3	23.5	23.5	24.1	25.2	25.7	25.9	26.7
Cross-harbour movements	**61.2**	59.6	58.7	58.2	57.4	57.9	60.3	61.9	64.2	66.5
Proportion of transport boardings *in percentage*										
To/from the airport	**22**	21	23	25	27	28	32	25	–	–
HK$ per car km operated (all services)										
Fare revenue	**47.7**	45.5	42.9	46.6	49.3	51.1	49.4	52.7	61.6	60.6
Railway operating costs	**22.8**	22.3	22.5	22.8	24.6	26.8	27.3	29.2	29.5	29.1
Railway operating profit	**24.9**	23.2	20.4	23.8	24.7	24.3	22.1	23.5	32.1	31.5
HK$ per passenger carried (all services)										
Fare revenue	**7.25**	7.05	7.06	7.28	7.46	7.35	7.14	6.82	6.39	6.22
Railway operating costs	**3.47**	3.45	3.70	3.57	3.72	3.85	3.94	3.78	3.06	2.99
Railway operating profit	**3.78**	3.60	3.36	3.71	3.74	3.50	3.20	3.04	3.33	3.23
Safety performance										
Number of reportable events^	**747**	701	641	690	686	748	859	842	814	869
Reportable events per million passengers carried^	**0.86**	0.83	0.82	0.88	0.89	0.96	1.09	1.05	1.00	1.06
Number of staff and contractors' staff accidents	**30**	25	33	24	39	36	49	65	54	40

^ Reportable events are occurrences affecting railway premises, plant and equipment, or directly affecting persons (with or without injuries), that are reportable to the Secretary for the Environment, Transport and Works of the Hong Kong SAR Government under the Mass Transit Railway Regulations, ranging from suicides/attempted suicides, trespassing onto tracks, to accidents on escalators, lifts and moving paths.

investor relations

Investors and MTR Corporation

MTR Corporation has a wide base of institutional and retail investors. Management are of the view that shareholder value can be enhanced by clearly communicating the Company's corporate strategies, business development and future outlook through a continuous and active dialogue with existing and potential investors.

To ensure these messages are communicated clearly and effectively, the Company is committed to providing regular, full and timely information on corporate developments that may affect interests of shareholders and lenders. Over the past two decades in the international capital markets, MTR Corporation has demonstrated a high standard of corporate governance and disclosure, and is now widely recognised as a leader in investor relations practices in Asia.

Communicating with institutional investors

MTR Corporation's persistent efforts in and proactive approach to investor relations have made it one of the most widely covered companies in the region. Around 20 local and international research houses currently publish reports on MTR Corporation on a regular basis and the Company is also followed by analysts from a wide range of buy-side institutions.

Management remains dedicated to maintaining an open dialogue with the investment community to ensure a thorough understanding of the Company and our business strategies. The Company actively participates in major investor conferences and organises global investor roadshows. During 2005 senior management visited several major international investment centres, including London, Edinburgh, New York, Boston and Singapore to meet with institutional investors. In all, over 280 meetings with institutional investors and research analysts were held in 2005.

Shareholder's programme

MTR Corporation greatly values the long-standing shareholder support that has been given by many Hong Kong individuals since the IPO and in 2005 launched four shareholder's programmes for this investor group. Through these programmes, shareholders enjoyed various exclusive benefits, such as redemption of cash vouchers and Christmas hampers upon spending in MTR shopping centres, participation in lucky draws and offers of Airport Express discounts. To celebrate the opening of DRL, in August, a special edition crystal DRL train model was designed for purchase exclusively by shareholders.

Access to information

To ensure all shareholders have equal and timely access to important company information, MTR Corporation makes extensive use of the corporate website to deliver up-to-date information such as results announcements, press releases and monthly patronage figures. Annual reports are available in both summary and full versions, in English or Chinese. Shareholders can, based on their needs, choose to receive different versions of the annual reports. These reports, together with other stock exchange filings, are also accessible on the corporate website.

The Company's dedicated hotline to answer individual shareholders' enquiries, handled more than 39,000 such calls in 2005.

Index recognition

MTR Corporation's position in the Hong Kong market as a blue chip stock with a sizeable market capitalisation and a high degree of liquidity is affirmed through the continued inclusion of our stocks in some of the most important benchmark indices. The stock is currently a constituent member of the Hang Seng Index, MSCI and FTSE Index series.

Since 2002, achievements in the fields of CSR and sustainability have been continually recognised by both the Dow Jones Sustainability Index and the FTSE4Good Index. MTR Corporation remains one of the few companies from Hong Kong that is able to meet and maintain the globally recognised standards required for inclusion in these indices.

Market recognition

The Company's 2004 Annual Report won the Silver Award under the "General Category" in the 2005 "Best Annual Reports Awards" competition organised by The Hong Kong Management Association. This marked the seventeenth consecutive year since 1988 that the Company's annual report has been recognised by the organisation.

Key shareholder information

Financial calendar 2006

Announcement of 2005 results	7 March
Last day to register for 2005 final dividend	31 March
Book closure period	3 to 11 April
Annual General Meeting	8 June
2005 final dividend payment date	On or about 27 June
Announcement of 2006 interim results	August
2006 interim dividend payment date	October
Financial year end	31 December

Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website

www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in United States through an American Depositary Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London SEAQ International System.

Ordinary shares *(as at 31 December 2005):*

Shares outstanding	5,481,856,439 shares
Hong Kong SAR Government shareholding:	4,195,703,166 shares (76.54%)
Free float:	1,286,153,273 shares (23.46%)

Nominal value	HK$1 per share
Market capitalisation *(as at 31 December 2005)*:	HK$83,598 million

Share price performance



160
140
120
100
80
60
22
20
18
16
14
12
10
MTR share price relative to HSI
Relative Index (left scale)
MTR share price
HK$ (right scale)
2005 Jan
Jun
Dec

Dividend policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2004 Final Dividend	0.28
2005 Interim Dividend	0.14
2005 Final Dividend	0.28

ADR Level 1 Programme

Ordinary share to ADR ratio	10:1
Depositary Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhatten Plaza New York, NY 10081 USA

Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
Sedol Reference Number	6290054
ADR Level 1 Programme	MTRJY

Annual report 2005

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

Sustainability

An important characteristic of MTR Corporation is the very broad context in which we see our role, and our commitment to creating a sustainable growth path

During 2005, the energies of MTR Corporation in the area of sustainability, including CSR, were focused on Enterprise Risk Management (ERM), moving forward the engagement of stakeholders through a formalised CSR agenda and the application of best practices.

Building a culture of sustainability

Two years ago, MTR Corporation identified the key risks in our business as they might affect different stakeholders through an ERM system. Throughout 2005, the Company worked to formalise this management system and develop this approach in our everyday working life through concrete initiatives.

To this end, divisional campaigns were launched that are designed to build a culture of sustainability among staff and external stakeholders. Key among these were the work/life balance initiative, the "From the Heart" campaign, "More Time Reaching Community" campaign and the continuing Art in Stations programme.

In November, an important milestone in this process was achieved when Management approved the MTR Corporation CSR Guideline and established a Sustainability and CSR Steering Committee.

Deepening community engagement

Engagement with the wider community centred on the further development of the WIL engagement process that began in 2003 and the Community Rail programme. These initiatives focus on developing a network of rail-linked community centres that provides the best transport services whilst delivering upon the social aspirations of the local communities.

The working consultation group for WIL demonstrates how MTR Corporation seeks to integrate sustainability into the community by proposing "pedestrianisation" of the line's various developments, through the use of walkways, overhead escalators, shoreline public spaces and design features that aim at a revived street life.

During the year, culture and the arts found new impetus for customer services. Live performances, artists' exhibitions and local community art displays added a lively dimension to the Art in Stations programme. MTR Corporation also staged Hong Kong's first race walking event "MTR Hong Kong Race Walking 2005" in conjunction with the Hong Kong Amateur Athletic Association, to bring about healthy lifestyle awareness for the community, and raised money for future health education activities.

Sustainability in international business

The increased momentum behind sustainability was also felt in the Company's international business. MTR Corporation has always sought to bring our sustainability principles to bear on our overseas investments, notably those in the Mainland of China, where its "rail and property" business model is being used to develop sustainable communities relying on mass transportation.

The Shenzhen Metro Line 4 project, for example, encompasses urban planning for green communities along a green rail "spine", to provide a series of transport hubs supported by secondary road-based access. To realise this, the Company has been working to create understanding of and support for sustainability through a process of education in best practices, as well as strategic planning together with Mainland business partners.

Working with the industry

Seeing its role in the widest context, the Company has for some time also been central to efforts by the rail transport industry to address sustainability issues. As chairman of the Commission on Sustainable Development of UITP, MTR Corporation assisted in publishing the UITP report "Bringing Quality to Life - Better Mobility for People Worldwide" in June. In September, as leader of the Community Business Leadership Team under Community Business, the Company facilitated the establishment of Hong Kong's first CSR Charter.

Sustainability reporting

The creation of a sustainability culture has been fostered by integrating such issues into corporate reporting, and MTR Corporation published our first Sustainability Report in 2001. The 2003 report received the Best Sustainability Reporting Award from ACCA Hong Kong in May. This extensive report can be downloaded from the Sustainability webpage, www.mtr.com.hk/sustainability.

Corporate governance report

Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices. This Report describes how the Company has applied the principles of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules.

The Company has complied throughout the year ended 31 December 2005 with the Code Provisions except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

The Board of Directors

The overall management of the Company's business is vested in the Board. Pursuant to the Articles of Association and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategies, treasury policies and fare structures.

The Board comprises 11 members, consisting of one executive Director (the Chief Executive Officer) and ten non-executive Directors, of whom six are independent non-executive Directors. In this regard, the Company exceeds the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors. Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Dr. Raymond Ch'ien Kuo-fung, already a Member of the Board, was appointed non-executive Chairman for three years with effect from 21 July 2003, and Mr. Chow Chung-kong was appointed Chief Executive Officer and a Member of the Board on 1 December 2003. Two of the other non-executive Directors (being the Secretary for the Environment, Transport and Works and the Commissioner for Transport) are appointed by the Chief Executive of the HKSAR. Another non-executive Director, Mr. Frederick Ma Si-hang, is the Secretary for Financial Services and the Treasury of the Government of the HKSAR. The Government of the HKSAR through The Financial Secretary Incorporated, holds approximately 76% of the issued share capital of the Company.

Coming from diverse business and professional backgrounds, the non-executive Directors actively bring their valuable experience to the Board for promoting the best interests of the Company and its shareholders. On the other hand, the independent non-executive Directors contribute to ensuring that the interests of all shareholders of the Company are taken into account by the Board and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received confirmation from each independent non-executive Director about his/her independence under the Listing Rules, and continues to consider each of them to be independent.

Each Director ensures that he/she can give sufficient time and attention to the affairs of the Company. They are requested to disclose the number and nature of offices held in public companies or organisations and other significant commitments as well as their identity to the Company twice a year.

Biographies of the Members of the Board and Executive Directorate are set out on pages 66 to 70. None of the Members of the Board and Executive Directorate has any relationship (including financial, business, family or other material or relevant relationships) between each other, although Commissioner for Transport (Mr. Alan Wong Chi-kong) and Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) were appointed by the Chief Executive of HKSAR, and Mr. Frederick Ma Si-hang was appointed by The Financial Secretary Incorporated, and Ms. Christine Fang Meng-sang sits on various government advisory committees.

As permitted under its Articles of Association, the Company has arranged Directors' and Officers' Liability Insurance for which Members of the Board and officers of the Company do not have to bear any excess.

Chairman and Chief Executive Officer

The posts of Chairman and Chief Executive Officer are distinct and separate. The non-executive Chairman is responsible for chairing and managing the operations of the Board, as well as monitoring the performance of the Chief Executive Officer and Members of the Executive Directorate. Apart from ensuring that adequate information about the Company's business is provided to the Board on a timely basis, the Chairman also ensures that the non-executive Directors make an effective contribution at Board meetings. As head of the Executive Directorate, the Chief Executive Officer is responsible to the Board for managing the business of the Company.

The Chairman held a meeting on 12 April 2005 with all of the non-executive directors without the presence of Members of Executive Directorate (including the Chief Executive Officer) to discuss the responsibilities of the Board, proceedings at Board Meetings and the performance of Members of the Executive Directorate. Another meeting was held by the Chairman on 7 March 2006.

Board Proceedings

The Board meets in person regularly, and all Members of the Board have full and timely access to relevant information and may take independent professional advice at the Company's expense, if necessary, in accordance with the approved procedures. The draft agenda for regular Board meetings is prepared by the Legal Director & Secretary and approved by the Chairman of the Company. Members of the Board are advised to inform the Chairman or the Legal Director & Secretary not less than one week before the relevant Board meeting if they wish to include a matter in the agenda of the meeting. The date of the Board meetings for the following year is usually fixed by the Legal Director & Secretary and agreed by the Chairman some time in the third quarter of each year.

At each regular Board meeting, Members of the Executive Directorate together with senior managers report to the Board on their business, including the operations, project progress, financial performance, corporate governance and outlook. The Chief Executive Officer also submits his Executive Summary, which focuses on the overall strategies and principal issues of the Company, to the Board. These reports, together with the discussions at Board meetings, provide information to enable all Members of the Board to make informed decisions for the benefit of the Company. The agenda together with board papers is sent in full at least 3 days before the intended date of the Board Meeting.

All Members of the Board have access to the advice and services of the Legal Director & Secretary, who is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. The Members of the Board also have full access to all Members of Executive Directorate as and when they consider necessary.

In 2005, the Board held eight meetings. The possible merger between the Company and Kowloon-Canton Railway Corporation ("KCRC") was discussed at all eight meetings by the Members of the Board who did not have conflicts of interest. The attendance record of each Member of the Board is set out below:

Directors	Attendance of Board meetings in 2005	Attendance rate
Non-executive Directors		
Dr. Raymond Ch'ien Kuo-fung (Chairman)	8/8	100%
Commissioner for Transport (Robert Charles Law Footman, ceased to be the Commissioner for Transport with effect from 18 June 2005)	3/3	100%
(Alan Wong Chi-kong, appointed Commissioner for Transport with effect from 18 June 2005)	4/5#	80%
# 1 meeting was attended by the alternate director		
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)	8/8*	100%
* 6 meetings were attended by the alternate directors		
Frederick Ma Si-hang	8/8†	100%
† 4 meetings were attended by his alternate director		
Independent Non-executive Directors		
Professor Cheung Yau-kai	8/8	100%
David Gordon Eldon	2/8	25%
Christine Fang Meng-sang	7/8	88%
Edward Ho Sing-tin	8/8	100%
Lo Chung-hing	8/8	100%
T. Brian Stevenson	8/8	100%
Executive Director		
Chow Chung-kong (Chief Executive Officer)	8/8	100%

The minutes of Board meetings are prepared by the Secretary of the meeting with details of the matters considered by the Board and decisions reached, including any concerns raised by the Members of the Board or dissenting views expressed. The draft minutes are circulated to all Members of the Board for their comment within a reasonable time after the meeting. The approved procedure is that the Board formally adopts the draft minutes at the subsequent meeting. If Members of the Board have any comment on the draft minutes, they will discuss it at that meeting, followed by a report on what has been agreed in the minutes of that meeting. Minutes of Board Meetings are kept by the Legal Director & Secretary and open for inspection by all Members of the Board at the Company's registered office.

Appointment, re-election and removal of Members of the Board

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation by the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the HKSAR may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional directors" are treated for all purposes in the same way as other Directors. The Chief Executive has appointed the Office for the Secretary for Environment, Transport and Works and the Office for Commissioner for Transport as "additional directors". As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

Each of the Directors, on appointment to the Board, is given a comprehensive induction programme on key areas of business operations and practices of the Company, as well as a Directors' Manual. Amongst other things, the Manual not only sets out the general and specific duties of the Directors under general law (common law and legislation) and the Listing Rules, but also includes the Terms of Reference of the Board Committees. The Directors' Manual is updated from time to time to reflect developments in those areas.

To assist their continuous professional development, the Legal Director & Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

Accountability

The Members of the Board are responsible for preparing the accounts of the Company and of the Group. The accounts are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, and of the Group's profit and cash flow for the year then ended. In preparing the accounts for the year ended 31 December 2005, the Members of the Board have selected appropriate accounting policies and, apart from those new and amended accounting policies as disclosed in the notes to the accounts ended 31 December 2005, have applied them consistently with previous financial periods. Judgments and estimates have been made that are prudent and reasonable. The reporting responsibilities of the External Auditor are set out on page 82.

In support of the above, the accounts presented to the Board have been reviewed by the Members of Executive Directorate. For both the annual and interim reports and accounts, the Finance Division is responsible for clearing them with the External Auditor and then the Audit Committee. In addition, all new accounting standards and requirements adopted by the Company have been discussed and approved at the Audit Committee before adoption by the Company.

Board Committees

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. Each of these Committees comprises non-executive Directors who have been invited to serve as members. Each of the Audit, Remuneration and Nominations Committee is governed by its respective Terms of Reference, which are available on the Company's website: www.mtr.com.hk. All Committees are provided with sufficient resources to discharge their duties.

Audit Committee

The Audit Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Committee are T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman who ceased to be the Commissioner for Transport and Alan Wong Chi-kong who was appointed Commissioner for Transport, both with effect from 18 June 2005). None of the Committee Members is a partner or former partner of KPMG, the Company's External Auditor. The Finance Director, the Head of Internal Audit Department and representatives of the External Auditor of the Company are expected to attend meetings of the Committee. At the discretion of the Committee, others may also be invited to attend meetings. The Committee normally meets four times a year, and the External Auditor or the Finance Director may request a meeting if they consider it necessary.

Under its Terms of Reference, the duties of the Audit Committee include financial and efficiency aspects. Amongst other things, the Committee is required to oversee the relationship with the Company's External Auditor, to review the financial information of the Company, and to oversee the Company's financial reporting system and internal procedures. The Committee discusses with the External Auditor the nature and scope of audit and reporting obligations before the audit commences. Apart from giving pre-approval of all audit services, the Committee also pre-approves any non-audit services for complying with relevant legal requirements. The Committee is primarily responsible for making recommendations to the Board on the appointment and removal of the External Auditor, and approving the remuneration and terms of such engagement. With respect to financial information of the Company, the Committee monitors the integrity of financial statements, annual and interim reports and accounts, together with the preliminary announcement of results and other announcements regarding the Company's financial information to be made public. In dealing with the financial information, the Committee liaises with the Board and the Executive Directorate (including the Finance Director), and further meets with both the External Auditor and the Head of Internal Audit. Apart from considering issues arising from the audit, the Committee discusses any matters that auditor(s) may wish to raise either privately or together with executive director and any other person. The Committee is required to review, at least annually, the effectiveness of the Company's financial controls, internal control and risk management systems and to report to the Board that such a review has been carried out. These controls and systems allow the Board to monitor the Company's overall financial position and to protect its assets. In addition, the Committee reviews periodic reports from the Head of Internal Audit and the follow-up of major action plans recommended. The Committee selects, in consultation with the Chairman and the Chief Executive Officer (or otherwise approves) any topic to be the subject of an audit into the efficiency, effectiveness or value for money of any of the activities or operations of the Company. It then reviews reports of such audit and puts forward recommendations to the Board.

The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The minutes of the Audit Committee meetings are prepared by the secretary of the meeting with details of the matters considered by the Committee Members and decisions reached, including any concerns raised by the Committee Members and dissenting views expressed. The draft minutes are circulated to the Committee Members for comments and the final version of the minutes is sent to the Committee Members for their records within a reasonable time after the meeting and the minutes are open for inspection by the Committee Members at the Company's registered office. A framework of the agenda items for the meetings for the following year is set out for the Committee Members' reference and comment in the last quarter of each year. The chairman of the Committee makes the final determination on the agenda for the regular Committee meetings.

In 2005, the Audit Committee held four meetings. The major work performed by the Committee in 2005 included:

- Reviewing and recommending for the Board's approval the draft 2004 Annual Report and Accounts and 2005 Interim Report and Accounts;
- Reviewing 2005 Revised Accounting Standards;
- Reviewing the Company's internal control systems;
- Approving the 2005 Audit Plan and reviewing the periodic report prepared by the Internal Audit Department;
- Pre-approving the audit and non-audit services provided by KPMG, External Auditor, for 2005;
- Reviewing and recommending for the Board's approval the revision of the Terms of Reference of the Audit Committee to comply with amendments to the Listing Rules.

The attendance record of each Audit Committee Member is set out below. Representatives of the External Auditor, the Finance Director and the Head of Internal Audit Department attended all those meetings for reporting and answering questions about their work. Further to that and by invitation, the then Managing Director – Operations and Business Development (or his representative), and Property Director had respectively provided an overview of the Company's railway operations and property business to the Members at their meetings.

Directors	Attendance of Audit Committee meetings in 2005	Attendance rate
T. Brian Stevenson (chairman)	4/4	100%
Professor Cheung Yau-kai	4/4	100%
Commissioner for Transport (Robert Charles Law Footman, ceased to be the Commissioner for Transport with effect from 18 June 2005)	2/2	100%
(Alan Wong Chi-kong, appointed Commissioner for Transport with effect from 18 June 2005)	2/2	100%

Remuneration Committee

The Remuneration Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Remuneration Committee are Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang.

The principal responsibilities of Remuneration Committee include formulating a remuneration policy and practices that facilitate the employment of top quality personnel, recommending to the Board the remuneration of Members of the Board who are non-executive Directors, determining the remuneration packages of the Members of the Board who are executive Directors and the Members of the Executive Directorate, and reviewing and approving performance-based remuneration by reference to the Company's goals and objectives.

In 2005, the Remuneration Committee held two meetings. In accordance with its Terms of Reference, the Committee performed the following work during the year:

- Reviewed and approved payouts under the Company's performance-based variable incentive scheme for the 2004 performance period;
- Reviewed and recommended for the Board's approval the revision of the Terms of Reference of the Remuneration Committee to comply with amendments to the Listing Rules;

- Conducted an annual review of remuneration packages for the Chief Executive Officer and Executive Directorate for effect in 2005;
- Reviewed and approved the remuneration packages of new Members of the Executive Directorate and Senior Management.

The attendance record of each Committee Member is set out below:

Directors	Attendance of Remuneration Committee meetings in 2005	Attendance rate
Edward Ho Sing-tin (chairman)	2/2	100%
T. Brian Stevenson	2/2	100%
Frederick Ma Si-hang	2/2	100%

The Remuneration Committee also met on 7 March 2006 to approve the 2005 Remuneration Report. This report is set out on pages 63 to 65 and includes a description of the remuneration policy of the Company.

Nominations Committee

The Nominations Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). The Nominations Committee nominates and recommends to the Board candidates for filling vacancies on the Board.

Since there were no new Board appointments in 2005, the Committee did not convene any meeting during the year.

Independent Committee

The Board is committed to looking after the interests of independent shareholders of the Company and, for this purpose, an independent committee of the Board (the "Independent Committee"), chaired by Edward Ho Sing-tin, together with Professor Cheung Yau-kai, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson, has been established to consider and review the terms of any possible merger between the Company and KCRC, and to advise independent shareholders whether they are fair and reasonable. At the Board Meeting on 7 March 2006, the Board approved Mr. David Gordon Eldon rejoining the Independent Committee. All Members of the Independent Committee are independent non-executive Directors of the Company.

Internal Controls

The Board is responsible for ensuring that there is in place a satisfactory system of internal control. The main objectives are to ensure adherence to management policies, compliance with applicable laws and regulations, the safeguarding of assets, the efficiency and effectiveness of operation, the prevention and detection of fraud and error, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

The Company has adopted the internal control systems including following:

- The Board has delegated to the Executive Directorate all decision-making powers to run the business on a day to day basis subject to the terms of the "Protocol: Matters reserved to the Board".
- Various risk management strategies have been established by the Board to identify, assess and reduce risks including construction and insurance, finance, treasury, safety, security and environmental. The relevant Member of the Executive Directorate is responsible for managing the risks under his areas of business.
- The Company is developing a formal Enterprise Risk Management framework (the "Framework"). The Framework aims to standardise and extend the risk management practices that are already present in some key functions of the Company, to provide an overall view of key risks at a corporate level, and to enhance common understanding of how individual business areas can support the control of such risks. An Enterprise Risk Manager has been appointed to lead this effort.
- The Company respects investors' rights to information that is necessary for evaluating their investments in the Company. Directors and employees are required to be familiar with and comply with the Company's disclosure controls and procedures so that the Company's public reports and documents that the Company is required to disclose publicly comply in all material respects with the applicable regulatory regimes.
- Members of the Board and Executive Directorate, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of the Company (see below). In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.
- All Department Heads, including the responsible Business and Project Managers for overseas projects, are asked to identify any new or updated statutes, to assess the risk of such statutes/regulations and their impact on the Company's operations, and to review at least once every year to ensure that relevant statutes/regulations are complied with. Any non-compliance that is detrimental to the Company is reported to the respective Divisional Heads who would then report it to the Executive Directorate.
- The Internal Audit Department carries out audits on systems, financial controls, and compliance with statutes/regulations according to the Audit Plan approved by the Audit Committee.

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on internal control systems of all business, support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. On a half-yearly basis, based on the audit findings and other relevant information that have come to the Internal Audit Department's attention during the course of the audits, the Internal Auditor reports to the Audit Committee his opinion on system of internal controls. In the 2005 reports, it was stated that in general an adequate and effective system of internal controls was in place.

As disclosed before, the Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

Business Ethics

The Company is committed to a high standard of business ethics and integrity. The content of the Company's Code of Conduct and the Corporate Guidebook for All Staff are reviewed every two years by Human Resource Management Department to ensure appropriateness and compliance with legislation.

In order to extend the ethical culture of the Company to our Mainland subsidiaries, the Induction Programme for the Shenzhen subsidiary company has been reviewed and updated to incorporate a briefing on the Company's Code of Conduct and the Corporate Guidebook for All Staff.

US Sarbanes-Oxley Act 2002

This legislation, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is an SEC reporting company, it is generally bound by this legislation.

The Company has been, and will continue its process of, reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

External Auditor

The Company engages KPMG as its External Auditor. In order to maintain KPMG's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, the Audit Committee, under its Terms of Reference, pre-approves all audit services to be provided by KPMG and discusses with KPMG the nature and scope of their audit and reporting obligations before the audit commences.

The Audit Committee also reviews and pre-approves the engagement of KPMG to provide any non-audit services for complying with relevant legal requirements and seeks to balance the maintenance of objectivity with value for money.

The nature of audit and non-audit services provided by KPMG and fees paid to KPMG (including any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) are set out in note 6D to the accounts on page 107.

Communication with Shareholders

The Company's Annual General Meeting ("AGM") is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to question Directors about the Company's performance. The Chairman of the Company and the Chairmen of each of the Board Committees were present at the 2005 AGM.

At the 2005 AGM, the Chairman started the formal business by outlining the categories of persons who were entitled to demand a poll in accordance with Article 67 of the Company's Articles of Association on any resolution to be proposed at the AGM. Separate resolutions were proposed for each substantially separate issue at the AGM. Before the resolutions were considered, the Chairman exercised his right as the Chairman of the Meeting under Article 67 of the Company's Articles of Association to call a poll on all resolutions. The poll results were published in an English and a Chinese newspaper and posted on the websites of the Company and HKSE on the day after the AGM. The AGM minutes were also posted on the Company's website within a reasonable time.

Details of other means of communication with shareholders are set out in the section of Investor Relations on pages 54 to 55.

Remuneration report

This Remuneration Report has been reviewed and approved by the Remuneration Committee of the Company.

Remuneration policy

It is the Company's policy to ensure that remuneration is appropriate and aligns with the Company's goals, objectives and performance. To this end, the Company considers a number of relevant factors including salaries paid by comparable companies, job responsibilities, duties and scope, employment conditions elsewhere in the Company and its subsidiaries, market practices, financial and non-financial performance, and desirability of performance-based remuneration.

The Company is committed to effective corporate governance and employing and motivating top quality personnel; it recognises the importance of a formal and transparent remuneration policy covering its Board and Executive Directorate.

The Board has established a Remuneration Committee consisting of three non-executive Directors, two of whom are independent non-executive Directors. It considers and recommends to the Board the Company's remuneration policy and has a delegated authority to review and determine the remuneration packages of the Chief Executive Officer and the Members of the Executive Directorate.

As necessary and with the agreement of the Chairman, the Remuneration Committee is authorised to obtain outside independent professional advice to support the Committee on relevant issues.

A summary of work performed by the Remuneration Committee during 2005 is set out in the "Corporate Governance Report" on pages 57 to 62.

The Company also ensures that no individual Director or any of his associates is involved in deciding his own remuneration.

Non-Executive Directors, Chief Executive Officer and the Executive Directorate

The Remuneration Committee makes recommendations to the Board on the remuneration of members of the Board who are non-executive Directors. To ensure that non-executive Directors are appropriately paid for their time and responsibilities to the Company, the Committee considers factors such as fees paid by comparable companies, time commitment, responsibilities of the non-executive Directors, the likely workload, and employment conditions elsewhere in the Company.

The Remuneration Committee is responsible for establishing policies, and reviewing and determining the remuneration of the Members of the Board who are executive Directors (namely, the Chief Executive Officer) and the Executive Directorate in accordance with the Company's remuneration policy. In the case of the Chief Executive Officer, the Committee will consult with the Chairman and in the case of other Members of the Executive Directorate, the Committee will consult with both the Chairman and the Chief Executive Officer in respect of their recommendations.

Remuneration Structure for Employees

The Company's remuneration structure for its employees, including Members of the Board who are executive Directors and Executive Directorate, comprises fixed compensation, variable incentives, discretionary award, long-term incentives, and retirement schemes. Specifics about each of these components are described below.

Fixed Compensation

Fixed compensation includes base salary, allowances and benefits-in-kind (e.g. medical). Base salary and allowances are set and reviewed annually for each position taking into consideration the Company's remuneration policy, competitive market positioning, market practice, as well as the Company's and individual's performance. Benefits-in-kind are reviewed regularly taking into consideration market practices.

Variable Incentives

The Chief Executive Officer, Members of the Executive Directorate and selected management of the Company are eligible to receive an annual cash incentive under the Company's Variable Incentive Scheme, the rules of which are regularly reviewed by the Remuneration Committee.

Under the current scheme rules, the payouts are based on the performance of the Company and individual performance. The Company's performance is measured by the return on fixed assets and operating profit on an annual and rolling three-year basis.

A portion of the target incentive levels under the scheme was originally funded by participants by foregoing their 13th month pay and portions of their fixed allowances. Target incentive levels for the Chief Executive Officer and Executive Directorate represent approximately 15-30% of base pay. If performance exceeds pre-defined threshold standards, then payouts under the plan are made annually.

In addition, the Company operates other sales and business-related incentive schemes to motivate the staff concerned in reaching specific business targets of the Company.

Discretionary Award

In 2005, a special discretionary award was provided to all staff with competent or above performance as a recognition of the staff's contribution to the good company performance in the past year and as a motivation to the staff for continuous business growth.

Long-Term Incentives

The Company operates two schemes, namely the Pre-Global Offering Share Option Scheme, and New Joiners Share Option Scheme.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2005 under the two Schemes are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Details of the two Schemes and options granted to Members of the Executive Directorate under the Schemes are set out in notes 42 & 7 to the account.

The Chief Executive Officer does not participate in the two Schemes but is entitled to receive an equivalent value in cash of 700,000 Shares on completion of his three-year contract.

Retirement Schemes

The Company operates three retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme"), the MTR Corporation Limited Retention Bonus Scheme (the "RBS"), and a Mandatory Provident Fund Scheme (the "MPF Scheme"). Employees who are eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme, while other employees are required to join the MPF Scheme. The RBS is a top-up scheme to supplement the Retirement Scheme for employees who are classified by the Company as staff working on designated projects and who are not on gratuity terms.

(a) Retirement Scheme

The Retirement Scheme contains a hybrid benefit section and a defined contribution section. It is a registered scheme under the Occupational Retirement Schemes Ordinance and has been granted with an MPF Exemption so that it can be offered to employees as an alternative to the MPF Scheme. The hybrid benefit section provides benefits based on the greater of a multiple of final salary times service or the accumulated contributions with investment returns. Members' contributions to the hybrid benefit section are based on fixed percentages of basic salary. The Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

The hybrid benefit section has been closed to new employees since 31 March 1999. All employees joining the Company on or after 1 April 1999 who would have been eligible to join the Retirement Scheme can choose to join either the defined contribution section or, commencing 1 December 2000, the MPF Scheme.

The defined contribution benefit section is a member investment choice plan which provides benefits based on accumulated contributions and investment returns. Both members' and the Company's contributions to the defined contribution section are based on fixed percentages of members' basic salary.

(b) RBS

The RBS is a registered scheme under the Occupational Retirement Schemes Ordinance. It provides benefits only in the event of redundancy for service accrued up to 31 December 2002, offset by any benefits payable from the Retirement Scheme. Members are not required to contribute while the Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

(c) MPF Scheme

The Company has participated in the Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority. The MPF Scheme covers those employees who are eligible to join the Retirement Scheme but have chosen not to join it and other employees who are not eligible to join the Retirement Scheme. Both members and the Company each contribute to the MPF Scheme at the mandatory levels as required by the Mandatory Provident Fund Schemes Ordinance. Additional contribution above the mandatory level may be provided subject to individual terms of employment.

The executive Directors who have been employed by the Company before 1 April 1999 are eligible to join the hybrid benefit section of the MTR Corporation Limited Retirement Scheme.

The executive Directors who are hired on or after 1 April 1999 are eligible to join the defined contribution benefit section of the MTR Corporation Limited Retirement Scheme.

The Chief Executive Officer participates in the Company's MPF scheme. Both the Company and the Chief Executive Officer each contribute to the MPF scheme at the mandatory levels as required by the MPF Ordinance.

Remuneration of Non-Executive and Executive Directors

(i) The total remuneration of the Members of the Board and the Executive Directorate (excluding share-based payments) is shown below and the remuneration details are set out in note 7 to the account.

in HK$ million	**2005**	2004
Fees	**3**	3
Base Salaries, allowances and other benefits-in-kind	**29**	28
Variable remuneration related to performance	**10**	8
Retirement scheme contributions	**2**	3
	44	42

(ii) The gross remuneration of non-executive and executive Directors (excluding share-based payments) were within the following bands:

Remuneration	**2005 Number**	2004 Number
HK$0 – HK$500,000	**10**	9
HK$500,001 – HK$1,000,000	**1**	1
HK$1,000,001 – HK$1,500,000	**2**	–
HK$4,500,001 – HK$5,000,000	**5**	4
HK$5,000,001 – HK$5,500,000	**1**	2
HK$9,000,001 – HK$9,500,000	**–**	1
HK$9,500,001 – HK$10,000,000	**1**	–
	20	17

The information shown in the above table includes the five highest paid employees. The independent non-executive Directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band.

Edward Ho Sing-tin, *Chairman, Remuneration Committee*
MTR Corporation Limited
Hong Kong, 7 March 2006

Board and Executive Directorate


Dr. Raymond Ch'ien Kuo-fung


Chow Chung-kong


Professor Cheung Yau-kai


David Gordon Eldon


Christine Fang Meng-sang


Edward Ho Sing-tin


Lo Chung-hing


T. Brian Stevenson


Commissioner for Transport
(Alan Wong Chi-kong)


Secretary for the Environment, Transport and Works
(Dr. Sarah Liao Sau-tung)


Frederick Ma Si-hang

Members of the Board

Dr. Raymond Ch'ien Kuo-fung 54, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch'ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc (formerly known as hongkong.com Corporation). He is also non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption, chairman of the Hong Kong/European Union Business Cooperation Committee, and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch'ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, a member of the Executive Council of the Hong Kong SAR from 1 July 1997 to June 2002. Dr. Ch'ien was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978.

Chow Chung-kong 55, was appointed Chief Executive Officer on 1 December 2003. He was formerly chief executive officer of Brambles Industries PLC, a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board, the Council of The Chinese University of Hong Kong and as the Council's representative to serve on the Board of Trustees of its Shaw College. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and the Shenzhen Municipal Committee of the Chinese People's Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

Professor Cheung Yau-kai 71, is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until 30 June 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung was the former first Senior Vice-President of the Hong Kong Institution of Engineers and the Ex-Chairman of its Accreditation Board. He has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

David Gordon Eldon 60, is an independent non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group on 27 May 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from 1 January 1999 to 24 May 2005, non-executive Chairman of Hang Seng Bank Limited from 1 June 1996 to 21 April 2005, and a board member of Swire Pacific Limited until 11 May 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until 17 June 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong), Chairman of the Hong Kong General Chamber of Commerce, a Council member of the Hong Kong Trade Development Council and a Steward of the Hong Kong Jockey Club. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

Christine Fang Meng-sang 47, is an independent non-executive Director and has been a member of the Board since 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee (from 1 January 2002 to 31 December 2005), the Manpower Development Committee, the Hong Kong Housing Authority and the Sustainable Development Council. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

Edward Ho Sing-tin 67, is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and the deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. He is also chairman of the General Committee of the Hong Kong Philharmonic Society Ltd. and chairman of the Antiquities Advisory Board.

Lo Chung-hing 54, is an independent non-executive Director and has been a member of the Board since 1995. He is general manager of Bank of China (Hong Kong) Limited, after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is a director of the Urban Renewal Authority. Mr. Lo was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was also a board member of the Hospital Authority from December 1997 to November 2005. Mr. Lo was awarded the Silver Bauhinia Star medal in 1998.

T. Brian Stevenson 61, is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of British Telecom, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

Commissioner for Transport (Alan Wong Chi-kong 50, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance by virtue of his appointment to the post of the Commissioner for Transport of the Government of the Hong Kong SAR on 18 June 2005. Prior to that, Mr. Wong has served in various bureaux and departments of the Government of the Hong Kong SAR including the Home Affairs Bureau, Civil Service Bureau, the former Urban Services Department, the former City and New Territories Administration, the former Health and Welfare Branch, the former Recreation and Culture Branch, the former Secretariat of the University and Polytechnic Grants Committee, the former Trade and Industry Branch, the Office of the Commissioner of Insurance from August 1996 to January 2000, the Mandatory Provident Fund Schemes Authority from January 2000 to June 2001, the former Information Technology Services Department from July 2001 to July 2004, and the Office of the Government Chief Information Officer from July 2004 to January 2005. As Commissioner for Transport, Mr. Wong is also a director of several transport-related companies, including The Kowloon Motor Bus Company (1933) Limited, Long Win Bus Company Limited, New World First Bus Services Limited, New Lantao Bus Company (1973) Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate's Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung 54, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including Kowloon-Canton Railway Corporation and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and the Hong Kong Institution of Engineers since 1996.)

Frederick Ma Si-hang 54, joined the Board as a non-executive Director on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years' experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as board member of Kowloon-Canton Railway Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.

Members of the Executive Directorate

Chow Chung-kong Biographical details are set out on page 67.

Russell John Black 59, has been the Project Director of the Company since 1992. He is responsible for the planning and implementation of all major railway extension and projects upgrade, including the Airport Railway project, the Quarry Bay Congestion Relief Works, the Tseung Kwan O Extension project, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line and providing project management expertise to railway projects in mainland of China. Mr. Black initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was the project director of London Underground's Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore's underground railway and on the Eastern Harbour Crossing. Mr. Black also served on the Vocational Training Council from 1998 to 2002 and the Construction Advisory Board from 1993 to 1999. He currently serves on the Provisional Construction Industry Coordination Board. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. He is a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers, New Zealand. He was awarded the Public Service medal (PBM) in Singapore in 1986 and the Bronze Bauhinia Star medal in 1999.

William Chan Fu-keung 57, has been the Human Resources Director since August 1998. He joined the Company as Human Resources Manager in 1989. He is responsible for human resource management, operational and management training, administration and security management. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. He is a fellow member of the Hong Kong Institute of Human Resource Management since 1985 and is also the Vice President of the Institute. He is a Council member of Employers' Federation of Hong Kong, and a member of the Remuneration Committee of the Hong Kong Housing Society, the Labour Advisory Board Committee on Labour Relations, and the Career Development and Advisory Careers Board for a number of universities. Mr. Chan received a Bachelor of Social Science degree from The University of Hong Kong in 1971, majoring in economics.

Front: Chow Chung-kong
From left to right: William Chan Fu-keung, Thomas Ho Hang-kwong, Russell John Black, Francois Lung Ka-kui, Leonard Bryan Turk, Lincoln Leong Kwok-kuen, Andrew McCusker



Thomas Ho Hang-kwong 55, has served as Property Director since joining the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Between 1971 and 1990, Mr. Ho worked for the Hong Kong Government specialising in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project. Mr. Ho was qualified in 1974 as a chartered surveyor in Hong Kong.

Lincoln Leong Kwok-kuen 45, has served as the Finance Director since February 2002. He is responsible for the financial management of all of the Company's affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company's information technology function and serves as chairman of both Octopus Holdings Limited and the board of trustees of the Company's retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England in 1985 and Canada in 1986. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. Mr. Leong is the chairman of the executive committee of the Hong Kong Society for the Protection of Children, a member of the executive committee of Housing Society and a board member of the Community Chest. He also serves on the Board of Governor of the Chinese International School and is a trustee of the Hospital Authority Pension Fund Scheme.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

Francois Lung Ka-kui 47, was appointed as the China & International Business Director on 26 September 2005. He heads the Company's growth-business efforts, including investments in Mainland of China, operating franchises in Europe and international consultancy. Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and joined the Company from Shell Eastern Petroleum (Pte) Ltd. He was the General Manager, China, with responsibility for strategy development, governance and business performance of Shell's gas and power business in China. From 1994 to 1997, he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom. Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

Andrew McCusker 60, was appointed as the Acting Operations Director on 1 October 2005 and became Operations Director on 5 December 2005. Mr. McCusker has more than 40 years of experience in the engineering field. He joined the Company as Operations Engineering Manager in 1987, and since then has been posted to other responsible positions, including Operations Engineering Design Manager and Project Manager (Operations). He was appointed Deputy Operations Director in March 2004. Mr. McCusker holds a degree in Mechanical Engineering from the Kensington University in the United States and is a member of the Institution of Mechanical Engineers of the United Kingdom.

Leonard Bryan Turk 56, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988. Mr. Turk is responsible for legal advice, corporate secretarial services, insurance, procurement and enterprise risk management functions within the Company. In particular, his responsibilities include construction contracts, contract drafting and administration, cost control and dispute resolution. Before joining the Company, Mr. Turk worked in local government in England, concentrating particularly on commercial property development and the financing of large projects.

Key corporate management

Chow Chung-kong
Chief Executive Officer

Operations

Philip Gaffney
Managing Director – Operations & Business Development
(up to 31 December 2005)

Andrew McCusker
Operations Director

Wilfred Lau Cheuk-man
Head of Operations

Tony Yeung Sau-on
Operations Manager – ISL & TKL

Leung Kwok-yiu
Operations Manager – LAR

Adi Lau Tin-shing
General Manager – Special Duties

Franco Fabbian
General Manager – Operations Engineering Services & International Consultancy

George Lee Kai-wing
Safety & Quality Manager

Morris Cheung Siu-wa
Rolling Stock Manager

David Leung Chuen-choi
Acting Infrastructure Manager

Ho Chun-wing
Planning & Development Manager

China & International Business

Francois Lung Ka-kui
China & International Business Director

Jeremy Long
Chief Executive Officer – European Business

Richard Drake
Finance Director – European Business
(w.e.f. 23 January 2006)

Jonathan Dring
General Manager – European Business Development

Paul Lo Po-hing
General Manager – Central & Southern China

Richard Wong Shiu-ki
General Manager – Beijing

Jacob Kam Chak-pui
General Manager – Shenzhen L4

Antonio Choi Fung-chung
Chief Project Manager – Shenzhen L4

Alvin Luk Wing-kwok
Chief Project Manager – Shanghai

Lee Tze-man
Project Manager – Beijing L4

Project

Russell Black
Project Director

Henry Lam Hing-cheung
General Manager – Project

Malcolm Gibson
Chief Design Manager

David Sorton
Project Manager – Operations & General

Roderic Hockin
Project Manager – WIL/LAR

Ringo Lo Tze-shut
Corporate Efficiency Manager

Glenn Frommer
Sustainability Development Manager

Trevor Yeomans
Contracts Manager – Europe

Property

Thomas Ho Hang-kwong
Property Director

Victor Chan Hin-fu
General Manager – Property Development

Terence Chan Pak-hang
General Manager – Property Project

Gary Lau Wai-keung
Chief Estate Manager

Steve Yiu Chin
Chief Manager – Town Planning

Chan Ka-ming
Chief Shopping Centre Manager

Betty Leong Sin-ling
Chief Retail Development Manager

Finance

Lincoln Leong Kwok-kuen
Finance Director

Jimmy Lau Chiu-chung
General Manager – Financial Control & Treasury

Herbert Hui Leung-wah
General Manager – Corporate Finance

Daniel Lai Sik-cheung
Head of Information Technology

Sunny Lui Siu-sun
Assistant Financial Controller

Edwin Kwan Pit-ming
Assistant Financial Controller

Jeff Kwan Wai-hung
Deputy Treasurer

Denise Ng Kee Wing-man
Corporate Finance Manager

Leung Chi-choi
Stores Manager

Legal & Procurement

Leonard Turk
Legal Director & Secretary

David Avery
General Manager – Procurement & Contracts
(up to 31 December 2005)

Martin Dunn
General Manager – Procurement & Contracts
(w.e.f. 1 January 2006)

David Tang Chi-fai
Procurement & Contracts Manager
(w.e.f. 1 January 2006)

Teresa Cheung Chi-ying
Legal Manager General

Lila Fong Man-lee
Legal Manager – Secretarial

Paul Thomson
Senior Legal Adviser

Ivan Lai ching-kai
Enterprise Risk Manager

Human Resources & Administration

William Chan Fu-keung
Human Resources Director

Vincent Luk Kin-ping
Human Resources Manager

Francis Mok Gar-lon
Management Training & Development Manager

Steven Cho Yan-ming
Training Manager – Operations

Lok Ka-sui
Administration & Security Manager

John Lee Sik-sang
People Development Manager

Marketing

Jeny Yeung Mei-chun
General Manager – Marketing and Station Business

Eddie So Chung-tat
Transport Planning Manager

Stella Kwan Mun-yee
Senior Business Manager

Corporate Relations

Miranda Leung Chan Che-ming
General Manager – Corporate Relations

May Wong May-kay
Corporate Relations Manager

Maggie So Man-Kit
External Affairs & Government Relations Manager

Internal Audit

Nelson Hung Yat-keung
Acting Head of Internal Audit

Octopus Holdings Limited

Eric Tai Yung-muk
Chief Executive Officer

TraxComm Limited

Paul Ho Nai-man
Chief Executive Officer

Rail Sourcing Solutions (International) Limited

David Avery
Chief Executive Officer
(w.e.f. 1 January 2006)

Report of the Members of the Board

The Members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2005.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line), from Hong Kong to the Hong Kong International Airport and then AsiaWorld-Expo both at Chek Lap Kok (Airport Express Line) and from Sunny Bay to Disneyland Resort (Disneyland Resort Line);

B property development at locations relating to the railway system including the Tseung Kwan O Line Extension;

C related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway telecommunication system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

D the construction, commissioning and opening of Disneyland Resort Line and AsiaWorld-Expo Station beyond Airport Station as an extension of the Airport Express Line;

E the design and construction of the Ngong Ping 360 tourism facilities and subsequent monitoring of the appointed operator;

F the planning and construction of future extensions to the railway system and other related infrastructure projects;

G consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

H investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary Octopus Cards Limited for the collection of payments for both transport and non-transport applications in Hong Kong;

I equity investments and long term operation and maintenance contracts outside of Hong Kong;

J property management, shopping centre investment and railway related property development business in China; and

K the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30-year concession agreement with the Beijing Municipal Government.

In addition to the above, a Feasibility Study Report for Shenzhen Line 4 has been submitted to National Development and Reform Commission for approval. The Company is waiting for the result.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 11 April 2006. Subject to the passing of the necessary resolutions at the forthcoming Annual General Meeting, such dividend will be payable on or about 27 June 2006, in cash in Hong Kong dollars, with a scrip dividend alternative. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (non-executive Chairman), Chow Chung-kong (Chief Executive Officer), Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang , Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Sarah Liao Sau-tung) and the Commissioner for Transport (Robert Charles Law Footman ceased to hold the post of the Commissioner for Transport and Alan Wong Chi-kong was appointed to that post, both with effect from 18 June 2005).

At the Annual General Meeting on 2 June 2005 and pursuant to the Articles of Association, Cheung Yau-kai, Edward Ho Sing-tin and Lo Chung-hing retired under the Articles of Association and were re-elected as Members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles of Association, Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire by rotation. All these three Board Members will offer themselves for re-election at that Meeting.

Biographical details for Board Members are set out on pages 66 to 68.

Alternate Directors

The Alternate Directors in office during the year were (i) Martin McKenzie Glass and Alan Lai Nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Joshua Law Chi-kong) and the Deputy Secretary for the Environment, Transport & Works (Patrick Ho Chung-kei , Thomas Chow Tat-ming, Cathy Chu Man-ling and Annie Choi Suk-han) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/Transport Services and Management (Judy Li Wu Wai-lok [who ceased to be the Deputy Commissioner for Transport/Transport Services and Management and accordingly ceased to be the alternate director for the Commissioner for Transport] and Carolina Yip Lai-ching [with effect from 23 May 2005]) (for the Commissioner for Transport).

Executive Directorate

The Members of the Executive Directorate who served during the year were Chow Chung-kong (Chief Executive Officer and a Member of the Board), Russell John Black, William Chan Fu-keung, Philip Gaffney [retired with effect from 5 December 2005], Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui [appointed with effect from 26 September 2005], Andrew McCusker [appointed with effect from 1 October 2005] and Leonard Bryan Turk.

Biographical details for Members of the Executive Directorate during the year are set out on pages 69 and 70.

Internal Audit

The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

Business Ethics

Please refer to page 62.

Policies

The Board has adopted risk management strategies on the following matters:

A Construction and insurance;
B Finance;
C Treasury risk management;
D Safety risk management;
E Security management.

No changes to such policies may be made without the approval of the Board.

Public Float

The Stock Exchange granted to the Company, at the time of its listing on the Main Board of the Stock Exchange in 2000, a waiver from strict compliance with Rule 8.08(1) of the Listing Rules ("Public Float Waiver"). Pursuant to the Public Float Waiver, the Company's prescribed minimum percentage of shares which must be in the hands of the public must not be less than 10% of the total issued share capital of the Company. Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required by the Public Float Waiver.

Bank Overdrafts, Bank Loans and Other Borrowings

The total borrowing of the Group as at 31 December 2005 amounted to HK$28,264 million (2004: HK$30,378 million). Particulars of borrowings including bank overdrafts and bank loans are set out in note 33 to the accounts.

Accounts

The state of affairs of the Company and the Group as at 31 December 2005 and of the Group's results, changes in equity and cash flows for the year are set out in the accounts on pages 83 to 163.

Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 52 and 53.

Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in notes 17 and 18 to the accounts respectively.

Movements in Reserves

Movements in reserves during the year are set out in notes 40 and 41 to the accounts.

Share Capital

As at 31 December 2004, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,389,999,974 of which were issued and credited as fully paid. During the year, the Company issued a total of 91,856,465 Ordinary Shares. Of this number:

A 5,282,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme (as referred in note 40 to the accounts). In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$8.44 to the Company;

B 117,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's New Joiners Share Option Scheme (as referred in note 40 to the accounts). In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$9.75, HK$15.75, HK$15.97 and HK$16.05 respectively;

C 62,121,448 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2004 (for which the cash dividend was HK$0.28 per Ordinary Share); and

D 24,335,017 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2005 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2005, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,481,856,439 of which were issued and credited as fully paid.

Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2005.

Properties

Particulars of the principal investment properties and properties held for sale of the Company are shown on page 37.

Donations

During the year, the Company donated a total of HK$1,065,332 to charitable organisations. In early 2005, the Company donated HK$860,000 for the relief work of the South Asia Tsunami and made available its stations and shopping malls to charities and raised over HK$1.2 million aiding this cause.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile with reference to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2005, details of which are set out in note 33D to the accounts. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre and help desk operation and support, and also software development and maintenance, have been certified under ISO 9001:2000. Disaster recovery rehearsal on critical applications is conducted annually.

Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a Member of the Board or a Member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2005, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code were as follows:

Long Positions in Shares and Underlying Shares of the Company

	Number of Ordinary Shares held			Derivatives			
				Share Options	Other		
Member of the Board or Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	–	–	–	–	700,000 (Note 1)	700,000	0.01277
T. Brian Stevenson	4,585	–	–	–	–	4,585	0.00008
Christine Fang Meng-sang	1,675	–	–	–	–	1,675	0.00003
Russell John Black	52,778	–	–	–	–	52,778	0.00096
William Chan Fu-keung	46,233	–	–	317,500 (Note 2)	–	363,733	0.00664
Thomas Ho Hang-kwong	52,696	2,524	–	321,000 (Note 2)	–	376,220	0.00686
Lincoln Leong Kwok-kuen	23,000	–	23,000 (Note 3)	1,043,000 (Note 4)	–	1,089,000	0.01987
Francois Lung Ka-kui	–	–	–	1,066,000 (Note 4)	–	1,066,000	0.01945

Notes

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (on 30 November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Notes 7B (i) and 42A (i) to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2005	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options (HK$)	Options outstanding as at 31 December 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	317,500	–	–	–	8.44	317,500	–
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	321,000	–	–	–	8.44	321,000	–
Other eligible employees	20/9/2000	41,409,000	5/4/2001 – 11/9/2010	16,567,500	–	–	5,282,500	8.44	11,285,000	13.68

Notes

1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") shall be valid and effective for a period of ten years after the adoption of the Pre-IPO Option Scheme on 12 September 2000. No option may be offered to be granted on or after the commencement of dealings in shares of the Company on HKSE on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Notes 7B (ii) and 42A (ii) to the Accounts

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2005	Options vested during the year	Options lapsed during the year	Options exercised during the year	Exercise price per share of options (HK$)	Options outstanding as at 31 December 2005	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 – 14/7/2013	1,066,000	355,500	–	23,000	9.75	1,043,000	14.10
Francois Lung Ka-kui	27/9/2005	1,066,000	26/9/2006 – 26/9/2015	–	–	–	–	15.75	1,066,000	–
Other eligible employees	1/8/2003	495,200	14/7/2004 – 14/7/2013	495,200	165,500	–	94,500	9.75	400,700	15.40
	13/9/2005	94,000	9/9/2006 – 9/9/2015	–	–	–	–	15.97	94,000	–
	23/9/2005	213,000	9/9/2006 – 9/9/2015	–	–	–	–	15.97	213,000	–
	17/10/2005	94,000	6/10/2006 – 6/10/2015	–	–	–	–	16.05	94,000	–

Notes

1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 16 May 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

Save as disclosed above:

A none of the Members of the Board or Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the year ended 31 December 2005, no Member of the Board or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

Directors' Service Contracts

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

No Director has a service contract with the Company or any of its subsidiaries which is for a duration which may exceed three years or which requires the Company to, in order to terminate such contract, give a notice period in excess of one year or pay or make other payments equivalent to more than one year's emoluments.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2005 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,195,703,166	76.54

The Company has been informed by the Government that, as at 31 December 2005, approximately 1.49% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary.

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 31 December 2005, the Group had borrowings of HK$28,003 million with maturities ranging 2006 to 2020 and undrawn committed and uncommitted banking and other facilities of HK$10,139 million, which were subject to the condition that the Government, being the Company's controlling shareholder, owns more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of the undrawn facilities may result.

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2005 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2005 was attributable to the Company's five largest customers combined by value.

Going Concern

The accounts on pages 83 to 163 have been prepared on a going concern basis. The Board has reviewed the Company's budget for 2006, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Listing Rules:

Land Agreements

A (a) New Grant No. 9689 dated 16 May 2002, of Tseung Kwan O Town Lot No. 70 for development at Tseung Kwan O Area 86 (building covenant period expiry date 31 December 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later, which was extended to 31 December 2018 or 66 months from the due date for payment of land premium of Site O, whichever is the later, pursuant to the Further Modification Letter described in B below) with a total consideration or value of HK$150,000,000 for site M1 and the consideration for the other sites to be assessed.

(b) The Company entered into a Modification Letter dated 19 April 2005 (the "Modification Letter") with Government for determining the building covenant period expiry date of Site F as 30 June 2011 and other development parameters for Site F with a total consideration or value of HK$2,319,290,000.

B Following the end of the year under review, the Company accepted on 18 January 2006 an offer from Government to proceed with the proposed development of Site AB of Tseung Kwan O Town Lot No. 70, Area 86, Tseung Kwan O, Sai Kung, New Territories, subject to (a) the Company's acceptance of Government's assessment of the premium for Site AB (as defined below) and of the terms of a further modification letter ("Further Modification Letter") to be entered into between the Company and Government in relation to the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No. 70 between the Government and the Company dated 16 May 2002 as varied or modified by the Modification Letter, and (b) ancillary terms and conditions.

It is proposed that the original Site A and Site B of Tseung Kwan O Town Lot No.70 will be amalgamated into one site to be renamed "Site AB". The Further Modification Letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures and sets out the development parameters. The entire site area of Tseung Kwan O Town Lot No.70 is approximately 326,751 square metres and the total gross floor area of the development on Site AB will be not less than 185,818 square metres and not more than 309,696 square metres. The Company is required to pay to the Government the premium for Site AB, which was assessed by the Valuation Section of the Lands Department of the Government to be HK$8,061,470,000, by reference to the full market value of Site AB, ignoring the presence of the railway. The value of Site AB, by reference to the premium assessed, was HK$8,061,470,000 as at 18 January, 2006. The Company is required to pay the premium for Site AB in one lump sum within 3 calendar months from 18 January, 2006. The premium will be paid by the developer of Site AB, namely Rich Asia Investments Limited.

The Company has accepted Government's offer and has executed relevant documentation and proposes to execute the Further Modification Letter in order to be allowed to proceed with the proposed development on Site AB.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13 January, 2005, the Stock Exchange has granted a waiver to the Company from strict compliance with the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government, subject to certain conditions (the "Waiver").

C In respect of the Remaining Portion of Mass Transit Railway Lot No. 1:

A Supplemental Lease was signed on 11 February 2002 between Government and the Company in which the Government leased to the Company land occupied by the Quarry Bay Congestion Relief Works or the Quarry Bay Relief Works connecting Quarry Bay Station to North Point Station at an annual rent of 3% of the rateable value of the leased area for a term commencing 1 October 2001 to 29 June 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1. By a Modification Letter dated 13 May 2002 entered into between Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter at an administration fee of HK$16,200. By a Modification Letter dated 20 December 2003 entered into between the Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter in the consideration of a premium of HK$1,000 and an administration fee of HK$16,200. By a Modification Letter executed by the Government and the Company dated 31 May 2004, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter in the consideration of a premium of HK$1,000 and an administrative fee of HK$16,200. By a modification letter dated 1 March 2005 entered into between Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No.1 was modified in areas indicated in the lease plans attached to the Modification Letter in the consideration of a premium of HK$1,000 and an administrative fee of HK$16,200.

Adjustment of Arrangements Relating to Octopus Cards Limited

On 21 October 2005, the Company and, inter alios, other shareholders of Octopus Cards Limited ("Octopus Cards"), namely Kowloon-Canton Railway Corporation ("KCRC"), KMB Public Bus Services Holdings Limited ("KMB"), Citybus Limited ("Citybus") and New World First Bus Services Limited ("NWFB"), entered into a Sale and Purchase Agreement with Octopus Holdings Limited ("OHL") for the sale of the entire issued share capital of Octopus Cards to OHL, in consideration of the issuance and allotment of shares in the capital of OHL to each of the former shareholders of Octopus Cards with the result that the direct shareholding interests of Octopus Card's former shareholders in Octopus Cards are the same as their current indirect shareholding interests in Octopus Cards held through OHL.

On 21 October 2005, the Company and, inter alios, other shareholders of OHL, namely KCRC, KMB, Citybus and NWFB, entered into a Shareholders' Agreement in respect of arrangements regarding OHL, such as the ownership, management and operation of OHL and its subsidiaries (including but not limited to Octopus Cards).

On 21 October 2005, the Company and, inter alios, other shareholders of OHL, namely KCRC, KMB, Citybus and NWFB, entered into a Subordinated Loan Agreement with OHL providing finance to OHL by way of a shareholders' loan in the aggregate amount of HK$150 million made by each shareholder of OHL in proportion to their respective shareholdings in OHL which shall rank as subordinated debt. The Company has therefore lent HK$86.1 million to OHL (or 57.4% of the total amount of the loan). The loan is for a term of five years and is unsecured, the rights of the lenders are subordinated in all respects to the rights of the other unsubordinated creditors of OHL in respect of all other unsubordinated liabilities, and interest on the loan is payable at a rate of 5.5% per annum. The loan was effectively funded by a dividend payment from Octopus Cards to its shareholders, which was then loaned back to OHL. Octopus Cards then transferred the entire issued share capital of one of its wholly owned subsidiaries, Octopus Netherlands Limited, to Octopus Knowledge Limited, a wholly owned subsidiary of OHL to set up for all international consultancy activities.

The purpose of the above restructuring is to spin off the non-payment business of Octopus Cards into new, separate subsidiaries independent of the payment business of Octopus Cards that is regulated by the Hong Kong Monetary Authority. To effect these adjustments ("Adjustments"), a new holding company, OHL, was interposed between Octopus Cards and its former shareholders to hold the entire issued share capital of each of these new companies as well as Octopus Cards. The economic substance of the relationship between the shareholders of Octopus Cards has not changed as a result of the Adjustments, other than the fact that their interests in Octopus Cards have become indirect instead of direct. No other benefits are expected to accrue to the Company as a result of the Adjustments.

In accordance with paragraph (B)(II)(i) of the Waiver, the Company confirms that the Adjustments were entered into:

(a) in the ordinary and usual course of its business;

(b) on terms that are, in the opinion of the Board of Directors, fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(c) on terms no less favourable than terms available to the other shareholders of Octopus Cards.

As KCRC and KMB are both substantial shareholders of a subsidiary of the Company (namely, Octopus Cards), and Octopus Cards is a non wholly owned subsidiary of the Company where KCRC and KMB are each entitled to exercise 10% or more of the voting power at any general meeting of Octopus Cards, and, further, the Government is a substantial shareholder of the Company and KCRC is wholly owned by the Government, each of KCRC, KMB and Octopus Cards is therefore a connected person of the Company and the Adjustments described above involve connected transactions for the Company under Rule 14A.13 of the Listing Rules. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, all of the other counterparties and their ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

An announcement on the above Adjustments was made on 25 October 2005 in accordance with the conditions of the Waiver. The above disclosure relating to the Adjustments is made in accordance with the conditions of the Waiver and Rule 14A.45 of the Listing Rules.

Continuing Connected Transactions

On 30 June 2005, the Company entered into a supplemental agreement with The Hong Kong Airport Authority ("AA") ("Supplemental Agreement") for the renewal for a further three-year period of the existing maintenance agreement for the Automated People Mover at Hong Kong International Airport (the "Airport").

The Company entered into the original maintenance agreement (the "Maintenance Agreement") with the AA on 18 March 2002. The Maintenance Agreement was for a term of three years, which expired on 6 July 2005. However, the Maintenance Agreement also included an option, exercisable at the discretion of the AA, to extend the term of the agreement at pre-agreed rates and prices for another three years until 6 July 2008.

Since entering into the Maintenance Agreement, the AA has decided to modify and extend the Automated People Mover in order to serve the new Sky Plaza and Sky Pier terminal buildings which are being built at the Airport. This has correspondingly extended the scope of maintenance work for the Automated People Mover. As a result, the price for the option to extend the Maintenance Agreement for a further three-year period has been re-negotiated and reflected in the Supplemental Agreement. Otherwise, the basic terms and conditions of the Maintenance Agreement have not been changed.

The AA, being an associate (as defined in the Listing Rules) of Government, a substantial shareholder of the Company, is a connected person of the Company. As the Supplemental Agreement is a transaction between the Company and a connected person (i.e. the AA) (the "Transaction"), it constitutes a connected transaction for the Company. In addition, on the basis that the agreement involves the provision of services on an ongoing basis, the Supplemental Agreement constitutes a continuing connected transaction for the Company. The transaction is subject to the terms of the Waiver.

The above disclosure relating to the Transaction is made in accordance with paragraph (B)(I)(i) of the Waiver and Rule 14A.46 of the Listing Rules.

In accordance with paragraph (B)(I)(iii)(a) of the Waiver, all the Independent Non-executive Directors of the Company have reviewed the Transaction and confirmed that the Transaction was entered into :

(1) in the ordinary and usual course of the business of the Company;

(2) on normal commercial terms which are no less favourable to the Company than terms available from independent third parties; and

(3) in accordance with the Maintenance Agreement and the Supplemental Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company has engaged the auditors of the Company to carry out a review of the Transaction in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. In accordance with paragraph (B)(I)(iii)(b) of the Waiver, the auditors have confirmed to the Board of Directors that the Transaction :

(i) has been approved by the Members of the Board of the Company; and

(ii) has been entered into in accordance with the terms of the Maintenance Agreement, as amended by the Supplemental Agreement.

Project Agreement

On 28 December 2005, the Company entered into a supplemental agreement to the project agreement dated 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension (the Principal Agreement) with Government to amend the ultimate stabling capacity of the Tseung Kwan O Depot in Area 86 as stated in the Principal Agreement, in consideration of the Company's undertakings to bear all costs and consequences associated with future changes in the stabling arrangements for extensions covered under the Principal Agreement.

Government is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the Directors to fix their remuneration.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 7 March 2006

Contents of accounts and notes

Auditors' report

To the shareholders of MTR Corporation Limited (the "Company")
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 83 to 163 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of the directors and auditors
The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 7 March 2006

Consolidated profit and loss account

for the year ended 31 December *in HK$ million*	Note	2005	2004 (Restated)
Fare revenue	4	**6,282**	5,932
Station commercial and other revenue	5A	**1,555**	1,311
Rental and management income	5B	**1,316**	1,108
Turnover		**9,153**	8,351
Staff costs and related expenses	6A	**(1,614)**	(1,546)
Energy and utilities		**(541)**	(544)
Operational rent and rates		**(92)**	(70)
Stores and spares consumed		**(120)**	(128)
Repairs and maintenance	6B	**(496)**	(517)
Railway support services		**(74)**	(72)
Expenses relating to station commercial and other businesses		**(358)**	(315)
Property ownership and management expenses		**(238)**	(207)
Project study and business development expenses	6C	**(142)**	(167)
General and administration expenses	6D	**(207)**	(167)
Other expenses	6D	**(170)**	(89)
Operating expenses before depreciation		**(4,052)**	(3,822)
Operating profit from railway and related operations before depreciation		**5,101**	4,529
Profit on property developments	8	**6,145**	4,568
Operating profit before depreciation		**11,246**	9,097
Depreciation	9	**(2,682)**	(2,499)
Operating profit before interest and finance charges		**8,564**	6,598
Interest and finance charges	10	**(1,361)**	(1,450)
Change in fair value of investment properties	17	**2,800**	2,486
Share of profits less losses of non-controlled subsidiaries and associates	11	**9**	39
Profit before taxation		**10,012**	7,673
Income tax	12A	**(1,549)**	(1,130)
Profit for the year		**8,463**	6,543
Attributable to:			
– Equity shareholders of the Company	13	**8,450**	6,543
– Minority interests		**13**	–
		8,463	6,543
Dividends	14		
Interim dividend declared and paid during the year		**764**	750
Final dividend proposed after the balance sheet date		**1,535**	1,509
		2,299	2,259
Earnings per share:	15		
– Basic		**HK$1.55**	HK$1.23
– Diluted		**HK$1.55**	HK$1.23

The notes on pages 88 to 163 form part of these accounts.

Consolidated balance sheet

at 31 December *in HK$ million*	Note	2005	2004 (Restated)
Assets			
Fixed assets	17		
– Investment properties		**19,892**	16,687
– Other property, plant and equipment		**83,383**	83,005
		103,275	99,692
Railway construction in progress	18	**1,006**	962
Property development in progress	19A	**2,756**	2,088
Deferred expenditure	20	**281**	243
Prepaid land lease payments	21	**608**	621
Interests in non-controlled subsidiaries	22	**103**	63
Deferred tax assets	39B	**19**	15
Investments in securities	25	**183**	202
Staff housing loans	26	**34**	47
Properties held for sale	27	**1,311**	815
Derivative financial assets	28	**234**	–
Stores and spares	29	**248**	248
Debtors, deposits and payments in advance	30	**3,095**	1,276
Amounts due from the Government and other related parties	31	**154**	133
Cash and cash equivalents	32	**359**	269
		113,666	106,674
Liabilities			
Bank overdrafts	33A	**14**	11
Short-term loans	33A	**385**	–
Creditors, accrued charges and provisions	34	**3,303**	3,037
Current taxation	39A	**2**	3
Contract retentions	35	**170**	240
Amounts due to related parties	36	**17**	1
Loans and obligations under finance leases	33A	**27,865**	30,367
Derivative financial liabilities	28	**307**	–
Deferred liabilities	37	**112**	109
Deferred income	38	**3,584**	4,638
Deferred tax liabilities	39B	**8,011**	6,368
		43,770	44,774
Net assets		**69,896**	61,900
Equity			
Share capital, share premium and capital reserve	40	**37,450**	36,269
Other reserves	41	**32,425**	25,623
Total equity attributable to equity shareholders of the Company		**69,875**	61,892
Minority interests		**21**	8
Total equity		**69,896**	61,900

Approved and authorised for issue by the Members of the Board on 7 March 2006

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 88 to 163 form part of these accounts.

Balance sheet

at 31 December *in HK$ million*	Note	**2005**	2004 (Restated)
Assets			
Fixed assets	17		
– Investment properties		**19,892**	16,687
– Other property, plant and equipment		**83,286**	82,845
		103,178	99,532
Railway construction in progress	18	**1,006**	962
Property development in progress	19A	**2,756**	2,088
Deferred expenditure	20	**115**	192
Prepaid land lease payments	21	**608**	621
Investments in subsidiaries	23	**182**	182
Staff housing loans	26	**34**	47
Properties held for sale	27	**1,311**	815
Derivative financial assets	28	**234**	–
Stores and spares	29	**248**	248
Debtors, deposits and payments in advance	30	**2,975**	1,271
Amounts due from the Government and other related parties	31	**424**	275
Cash and cash equivalents	32	**116**	137
		113,187	106,370
Liabilities			
Bank overdrafts	33A	**14**	11
Short-term loans	33A	**385**	–
Creditors, accrued charges and provisions	34	**2,974**	2,758
Contract retentions	35	**170**	240
Amounts due to related parties	36	**12,773**	12,871
Loans and obligations under finance leases	33A	**15,290**	17,701
Derivative financial liabilities	28	**307**	–
Deferred liabilities	37	**112**	109
Deferred income	38	**3,584**	4,638
Deferred tax liabilities	39B	**8,011**	6,368
		43,620	44,696
Net assets		**69,567**	61,674
Equity			
Share capital, share premium and capital reserve	40	**37,450**	36,269
Other reserves	41	**32,117**	25,405
Total equity		**69,567**	61,674

Approved and authorised for issue by the Members of the Board on 7 March 2006

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 88 to 163 form part of these accounts.

Consolidated statement of changes in equity

for the year ended 31 December *in HK$ million*	Note		2005		2004 (Restated)
Total equity as at 1 January as previously reported					
– Attributable to equity shareholders of the Company		**63,499**		57,292	
– Minority interests (as previously presented separately from liabilities and equity)		**8**		8	
		63,507		57,300	
Prior period adjustments on effects of changes in accounting policies	41	**(1,607)**		(1,169)	
			61,900		56,131
Effect of prospective adoption of new accounting policy with respect to financial instruments	41		**124**		–
Total equity as at 1 January as restated			**62,024**		56,131
Cash flow hedges:	41				
Effective portion of changes in fair value, net of deferred tax		**69**		–	
Transfer from equity					
– to profit and loss account		**32**		–	
– to initial carrying amount of non-financial hedged items		**(21)**		–	
– to deferred tax		**10**		–	
			90		–
Surplus on revaluation of self-occupied office land and buildings, net of deferred tax	41		**406**		273
Surplus on revaluation of investment properties, net of deferred tax, as previously reported				2,486	
Prior period adjustments on effects of changes in accounting policies under HKAS 40				(2,486)	
Surplus on revaluation of investment properties, net of deferred tax (2004: restated)					–
Exchange difference on translation of accounts of overseas subsidiaries	41		**4**		–
Net income recognised directly in equity (2004: restated)			**500**		273
Net profit for the year, as previously reported				4,496	
Prior period adjustments on effects of changes in accounting policies	3			2,047	
Net profit for the year (2004: restated)			**8,463**		6,543
Total recognised income and expense for the year (2004: restated)			**8,963**		6,816
Dividends approved during the year	14		**(2,273)**		(2,231)
Shares issued during the year	40				
– Employee Share Option Scheme		**46**		68	
– Scrip Dividend Scheme		**1,135**		1,115	
			1,181		1,183
Employee share-based payments (2004: restated)	41		**1**		1
Movements in equity arising from capital transactions (2004: restated)			**1,182**		1,184
Total equity as at 31 December (2004: restated)			**69,896**		61,900
Total recognised income and expense for the year attributable to:					
– Equity shareholders of the Company			**8,951**		6,816
– Minority interests			**12**		–
			8,963		6,816

The notes on pages 88 to 163 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*	Note		2005		2004 (Restated)
Cash flows from operating activities					
Operating profit from railway and related operations before depreciation		**5,101**		4,529	
Adjustments for:					
Decrease in provision for obsolete stock		**–**		(3)	
Loss on disposal of fixed assets		**40**		19	
Write-back of revaluation deficit of self-occupied office land and buildings		**–**		(69)	
Deferred project study costs written off		**–**		64	
Amortisation of deferred income from lease transaction		**(6)**		(5)	
Amortisation of prepaid land lease payments		**13**		13	
Reduction in fair value of derivative instruments		**9**		–	
Employee share-based payment expenses		**5**		4	
Exchange (gain)/loss		**(7)**		3	
Operating profit from railway and related operations before working capital changes		**5,155**		4,555	
Increase in debtors, deposits and payments in advance		**(82)**		(198)	
Decrease in stores and spares		**–**		3	
Increase in creditors, accrued charges and provisions		**118**		129	
Cash generated from operations		**5,191**		4,489	
Overseas tax paid		**(2)**		(3)	
Net cash generated from operating activities			**5,189**		4,486
Cash flows from investing activities					
Capital expenditure					
– Tseung Kwan O Extension Project		**(114)**		(94)	
– Disneyland Resort Line Project		**(272)**		(622)	
– Tung Chung Cable Car Project		**(413)**		(345)	
– Tseung Kwan O property development projects		**(1,207)**		(45)	
– Other property development projects		**(227)**		(138)	
– Purchase of assets and other capital projects		**(1,221)**		(1,645)	
Merger studies		**(17)**		(53)	
Receipts from property developers		**1,613**		1,683	
Proceeds from properties sold		**997**		893	
Payment for purchase of investment in securities		**(114)**		(202)	
Proceeds from sale of investment in securities		**133**		–	
Loan to an associate		**(15)**		–	
Principal repayments under Staff Housing Loan Scheme		**13**		21	
Net cash used in investing activities			**(844)**		(547)
Cash flows from financing activities					
Proceeds from shares issued		**46**		68	
Drawdown of loans		**3,800**		2,085	
Proceeds from issuance of capital market instruments		**1,491**		5,109	
Repayment of loans		**(2,721)**		(4,372)	
Repayment of capital market instruments		**(4,168)**		(4,415)	
Reduction in capital element of finance lease		**(121)**		(112)	
(Release)/Collection of refundable deposits and asset replacement reserve funds		**(1)**		19	
Interest paid		**(1,416)**		(1,301)	
Interest received		**16**		7	
Interest element of finance lease rental payments		**(29)**		(38)	
Finance charges paid		**(17)**		(16)	
Dividends paid		**(1,138)**		(1,079)	
Net cash used in financing activities			**(4,258)**		(4,045)
Net increase/(decrease) in cash and cash equivalents			**87**		(106)
Cash and cash equivalents at 1 January			**258**		364
Cash and cash equivalents at 31 December	32		**345**		258

The notes on pages 88 to 163 form part of these accounts.

Notes to the accounts

1 Statement of compliance

These accounts have been prepared in compliance with the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules *Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* (the "Stock Exchange").

With effect from 1 January 2005, all Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") have been converged with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"). As a result, the HKICPA has aligned HKFRSs with the requirements of IFRSs in all material respects from the same date. These accounts have been prepared in accordance with all HKFRSs, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS"), Interpretations issued by HKICPA and accounting principles generally accepted in Hong Kong. Changes in accounting policies from those adopted in the 2004 annual accounts are disclosed in note 3.

2 Principal accounting policies

A Basis of preparation of accounts

(i) The measurement basis used in the preparation of the accounts is historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- investment properties (see note 2F(i));
- other leasehold land and buildings, for which the fair values cannot be measured separately at the inception of the lease and the entire lease is classified as a finance lease (see note 2F(ii));
- financial instruments classified as investments in securities (see note 2L); and
- derivative financial instruments (see note 2T);

(ii) The preparation of the accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements and estimations about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates are discussed in note 50.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries (collectively refer to as the "Group") and the Group's interest in associates except for non-controlled subsidiaries (see note 2D) made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 Principal accounting policies (continued)

C Subsidiaries (continued)

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses attributable to the minority exceed the minority interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 2G(ii)).

D Non-controlled subsidiaries

Non-controlled subsidiaries are not consolidated to the accounts as the Group does not have effective control over their Boards. The investments in non-controlled subsidiaries are accounted for in the consolidated accounts of the Company using the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of their net assets. The consolidated profit and loss account reflects the Group's share of the results of those subsidiaries for the year.

Unrealised profits and losses resulting from transactions between the Group and the non-controlled subsidiaries are eliminated to the extent of the Group's interest in those subsidiaries, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in non-controlled subsidiaries are stated at cost less impairment losses (see note 2G(ii)).

E Associates and jointly controlled entities

An associate is an entity over which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts of the Company using the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates and jointly controlled entities for the year.

When the Group's share of losses equals or exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate and the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associates and jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2G(ii)).

2 Principal accounting policies (continued)

F Fixed assets

(i) Investment properties are land and/or buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at fair value as determined annually by independent professionally qualified valuers. Gains or losses arising from changes in the fair value are recognised as profit or loss in the year in which they arise.

Property that is being constructed or developed for future use as investment property is classified as asset under construction within property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in the profit and loss account.

(ii) Land held for own use under operating leases and buildings thereon, where the fair values of the leasehold interest in the land and buildings cannot be measured separately at the inception of the lease are accounted for as being held under a finance lease, unless the buildings are also clearly held under an operating lease. The self-occupied land and buildings are stated in the balance sheet at their fair values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year, with changes in the value arising on revaluations treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses (see note 2G(ii)).

(iv) Assets under construction are stated at cost less impairment losses (see note 2G(ii)). Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to the appropriate fixed assets category when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leased assets

(a) Leases of assets under which the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in notes 2H(iv) and 2G(ii) respectively. Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(b) Leases of assets, other than that mentioned in note 2F(v)(c) below, under which the lessor has not transferred substantially all the risks and rewards of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets (see note 2G(ii)). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 2Y.

(c) Land held for own use under an operating lease where its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 2F(ii)). For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

2 Principal accounting policies (continued)

F Fixed assets (continued)

(vi) Subsequent expenditure relating to the replacement of certain parts of an existing fixed asset is recognised in the carrying amount of the asset if it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognised, with gain or loss arising therefrom dealt with in the profit and loss account.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

G Impairment of assets

(i) Impairment of debtors and other receivables

Debtors and other current and non-current receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases, the impairment loss is reversed through the profit and loss account.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets (other than properties carried at revalued amounts);
- railway construction in progress;
- prepaid land lease payments;
- property development in progress;
- deferred expenditure; and
- investments in subsidiaries, associates and jointly controlled entities.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

2 Principal accounting policies (continued)

H Depreciation

(i) Investment properties are not depreciated.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight-line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

Land and Buildings

Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease

Civil Works

Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	80 – 100 years
Depot structures	80 years
Concrete kiosk structures	20 years

Plant and Equipment

Rolling stock	10 – 40 years
Platform screen doors	35 years
Rail track	7 – 30 years
Environmental control systems, lifts and escalators, fire protection and drainage system	20 – 30 years
Power supply systems	20 – 40 years
Automatic fare collection systems, metal station kiosks, and other mechanical equipment	20 years
Train control and signalling equipment, station announcement systems, telecommunication systems and advertising panels	15 years
Station architectural finishes	20 – 30 years
Fixture and fitting	10 – 15 years
Maintenance equipment, office furniture and equipment	10 years
Computer software licences and applications	5 – 7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

Where parts of an item of property, plant and equipment have different useful lives, each part is depreciated separately. The useful lives of the various categories of fixed assets are reviewed annually in the light of actual asset condition, usage experience and the current asset replacement programme.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

I Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement, all costs incurred in the construction of the railway are dealt with as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

2 Principal accounting policies (continued)

J Property development

(i) Costs incurred by the Group in respect of site preparation and land costs paid for property development are dealt with as property development in progress.

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for self-occupation by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives a share of proceeds from sale of the development, profits arising from such proceeds are recognised upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and
- where the Group receives a distribution of the assets of the development, profit is recognised based on the fair value of such assets at the time of receipt and after taking into account any outstanding risks and obligations retained by the Group in connection with the development.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

(vi) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(vii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognised as cost of properties sold in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the cost of properties sold in the period in which the reversal occurs.

(viii) Where properties under construction are received as a sharing in kind from a development, these properties are initially recognised in assets under construction at fair value. Further costs incurred in the construction of those assets are capitalised into the assets under construction, which are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use have been completed.

K Jointly controlled operations

The arrangements entered into by the Group with developers for property developments without establishing separate entities are considered to be jointly controlled operations pursuant to HKAS 31 "Investments in joint ventures". Under the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works and land costs paid net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account in accordance with note 2J(v) after netting off any related balance in property development in progress at that time.

2 Principal accounting policies (continued)

L Investments in securities

The Group's policies for investments in securities (other than investments in its subsidiaries, non-controlled subsidiaries, associates and jointly controlled entities), which are held for trading purpose, are as follows:

(i) Investments in securities are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant unrealised gain or loss being recognised in the profit and loss account.

(ii) Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(iii) Profit or loss on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

M Defeasance of long-term lease payments

Where commitments to make long-term lease payments have been defeased by the placement of securities, those commitments and securities (and income and charges arising therefrom) have been netted off in order to reflect the overall commercial effect of the arrangements. These transactions are not accounted for as leases and these liabilities and investment in securities are not recognised as obligations and assets. Any net amount of cash received from such transactions is accounted for as deferred income and is amortised over the terms of the respective lease.

N Stores and spares

Stores and spares used for railway and business operation are categorised as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

O Long-term consultancy contracts

The accounting policy for contract revenue is set out in note 2Y(iii). When the outcome of a fixed-price consultancy contract can be estimated reliably, contract costs are recognised as expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a consultancy contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Consultancy contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profit less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under "Debtors, deposits and payments in advance". Amounts received before the related work is performed are included in the balance sheet, as a liability, under "Creditors, accrued charges and provisions".

P Cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

2 Principal accounting policies (continued)

Q Debtors, deposits and payments in advance

Debtors, deposits and payments in advance are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2G(i)), except where the effect of discounting would be immaterial or the discount is not measurable as the receivables are interest-free loans made to related parties without any fixed repayment terms. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2G(i)).

R Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised costs; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

S Creditors, accrued charges and provisions

Creditors, accrued charges and provisions are stated at amortised cost if the effect of discounting would be material, otherwise they are stated at cost.

T Derivative financial instruments and hedging activities

The Group uses derivative financial instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. Based on Group policy, these instruments are used solely for reducing or eliminating financial risks associated with the Group's liabilities and not for trading or speculation purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

Where hedge accounting applies, the Group designates derivatives employed as either: (1) a fair value hedge: to hedge the fair value of recognised liabilities; or (2) a cash flow hedge: to hedge the variability in cash flows of a recognised liability or the foreign currency risk of a firm commitment.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

When a hedging instrument used to hedge the variability in cash flows of a recognised liability expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting; or the Group revokes designation of the hedge relationship, the associated gain or loss is removed from equity and recognised in the profit and loss account.

When a hedge of a firm commitment subsequently results in the recognition of a fixed asset, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the asset.

When the hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged commitment is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs.

(iii) Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

2 Principal accounting policies (continued)

U Employee benefits

(i) Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognised as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(ii) Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except those contributions for project staff incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(iii) The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised either as an expense in the profit and loss account, or capitalised as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(iv) Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is recognised as a staff cost, unless the original employee expenses qualify for recognition as an asset, on a straight-line basis over the vesting period and taking into account the probability that the options will vest, with a corresponding increase in the employee share-based capital reserve within equity. Fair value is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair va ue recognised in prior years is charged/credited to the profit and loss account for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve). The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at the fair value of the shares determined at each balance sheet date.

(v) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 Principal accounting policies (continued)

V Retirement Schemes

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognised in the accounts in accordance with the policy set out in note 2U(ii).

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognised in the accounts according to note 2U(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

W Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the profit and loss account except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Principal accounting policies (continued)

X Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Y Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Contract revenue is recognised when the outcome of a consultancy contract can be estimated reliably. Contract revenue is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract. When the outcome of a consultancy contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(iv) Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned. Property management income is recognised when the services are provided.

Z Operating lease charges

(i) Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction in progress, property development in progress and deferred expenditure respectively.

(ii) Prepaid land lease payments for land are stated at cost and are amortised on a straight-line basis over the period of the lease terms to the profit and loss account as land lease expenses.

AA Interest and finance charges

Interest expense directly attributable to the financing of capital projects prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

BB Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

2 Principal accounting policies (continued)

CC Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal operating activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise derivative financial assets and liabilities, corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiaries, associates and jointly controlled entities, corporate and financing expenses and minority interests.

DD Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities including entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

EE Government grants

Government grants are assistance by Government in the form of transfer of resources in return for the Company's compliance to the conditions attached thereto. Government grant which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as advance receipts to set off future cost of the asset.

3 Adoption of new Hong Kong Financial Reporting Standards

A The Group has adopted all HKFRSs (which include all HKASs, Interpretations issued by the Standing Interpretations Committee of IASB ("HK(SIC)-Ints") and Interpretations issued by the HKICPA ("HK-Ints")) issued up to 31 December 2005 pertinent to its operations. The applicable HKFRSs are set out below and the accounts for the year ended 31 December 2004 has been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of 1 January 2005.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates

3 Adoption of new Hong Kong Financial Reporting Standards (continued)

HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group's accounting policies:

(i) The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group's accounting policies. In summary:

- HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the accounts; and
- HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group's accounting policies already comply with those standards.

(ii) The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries' taxation and minority interests as follow:

- in prior years, the Group's share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax; and
- in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from 1 January 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

(iii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for 31 December 2005 and 2004 are set out in note 3B(i).

3 Adoption of new Hong Kong Financial Reporting Standards (continued)

(iv) The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and / or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(v) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at 1 January 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended 31 December 2005 are set out in note 3B(i).

(vi) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group's investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for 31 December 2005 and 2004 are set out in note 3B(i).

(vii) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. Following the adoption of HKFRS 2:

- the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account with corresponding increases recognised in an employee share-based capital reserve within equity; and
- the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002. The adjustments for each financial statement line affected for the years ended 31 December 2005 and 2004 are set out in note 3B(i).

(viii) The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group's rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

3 Adoption of new Hong Kong Financial Reporting Standards (continued)

B (i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 3B(iii)) which are applied prospectively and HK-Int 2 (note 3B(iv)) as explained in notes 3A(v) and (viii) above. The previously reported net profit for the year ended 31 December 2004 has also been adjusted. These effects on the financial statements are summarised as follows:

Consolidated profit and loss account

	Effects of adopting				
in HK$ million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC)-Int 21	Total
Effects on periods prior to 2004					
Decrease in depreciation	98	–	–	–	98
Increase in other expenses	(98)	–	–	–	(98)
Revaluation gain on investment properties	–	6,682	–	–	6,682
Increase in deferred tax	–	–	–	(1,169)	(1,169)
Increase in retained profits	–	6,682	–	(1,169)	5,513
Effects on year ended 31 December 2004					
Decrease in depreciation	13	–	–	–	13
Increase in other expenses	(13)	–	–	–	(13)
Revaluation gain on investment properties	–	2,486	–	–	2,486
Increase in deferred tax	–	–	–	(435)	(435)
Increase in staff costs and related expenses for share option schemes	–	–	(4)	–	(4)
Increase in profit for the year ended 31 December 2004 *	–	2,486	(4)	(435)	2,047
Increase in retained profits as at 31 December 2004	–	9,168	(4)	(1,604)	7,560

* *Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies (note 41).*

Balance sheet

The Group and The Company

	Effects of adopting				
in HK$ million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC)-Int 21	Total
Effects as at 31 December 2004					
Assets					
Decrease in other property, plant and equipment	(621)	–	–	–	(621)
Increase in prepaid land lease payments	621	–	–	–	621
	–	–	–	–	–
Liabilities					
Increase in creditors, accrued charges and provisions	–	–	3	–	3
Increase in deferred tax liabilities	–	–	–	1,604	1,604
	–	–	3	1,604	1,607
Net assets	–	–	(3)	(1,604)	(1,607)
Equity					
Decrease in investment property revaluation reserve	–	(9,168)	–	–	(9,168)
Increase in employee share-based capital reserve	–	–	1	–	1
Increase/(decrease) in retained profits	–	9,168	(4)	(1,604)	7,560
	–	–	(3)	(1,604)	(1,607)

3 Adoption of new Hong Kong Financial Reporting Standards (continued)

(ii) The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the Group's and the Company's balance sheets for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Consolidated profit and loss account

	Estimated effects of adopting					
in HK$ million	HKAS 17	HKASs 32 & 39	HKAS 40	HKFRS 2	HK(SIC)-Int 21	Total
Estimated effects on year ended 31 December 2005						
Decrease in depreciation	13	–	–	–	–	13
Increase in other expenses	(13)	(9)	–	–	–	(22)
Revaluation gain on investment properties	–	–	2,800	–	–	2,800
Increase in interest and finance charges	–	(6)	–	–	–	(6)
Decrease/(increase) in deferred tax	–	3	–	1	(490)	(486)
Increase in staff costs and related expenses for share option schemes	–	–	–	(5)	–	(5)
Increase in profit for the year ended 31 December 2005	–	(12)	2,800	(4)	(490)	2,294

Balance sheet

The Group and The Company

	Estimated effects of adopting					
in HK$ million	HKAS 17	HKASs 32 & 39	HKAS 40	HKFRS 2	HK(SIC)-Int 21	Total
Estimated effects as at 31 December 2005						
Assets						
Decrease in other property, plant and equipment	(608)	–	–	–	–	(608)
Decrease in deferred expenditure	–	(109)	–	–	–	(109)
Increase in prepaid land lease payments	608	–	–	–	–	608
Increase in derivative financial assets	–	234	–	–	–	234
	–	125	–	–	–	125
Liabilities						
Increase in creditors, accrued charges and provisions	–	–	–	7	–	7
Decrease in loans	–	(410)	–	–	–	(410)
Increase in derivative financial liabilities	–	307	–	–	–	307
Increase/(decrease) in deferred tax liabilities	–	2	–	(1)	2,094	2,095
	–	(101)	–	6	2,094	1,999
Net assets	–	226	–	(6)	(2,094)	(1,874)
Equity						
Decrease in investment property revaluation reserve	–	–	(11,968)	–	–	(11,968)
Increase in hedging reserve	–	24	–	–	–	24
Increase in employee share-based capital reserve	–	–	–	2	–	2
Increase/(decrease) in retained profits	–	202	11,968	(8)	(2,094)	10,068
	–	226	–	(6)	(2,094)	(1,874)

3 Adoption of new Hong Kong Financial Reporting Standards (continued)

(iii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:

- recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and
- revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result, the balances of retained profits and hedging reserve on 1 January 2005 have been increased by HK$190 million and decreased by HK$66 million respectively (note 41).

(iv) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

4 Fare revenue

in HK$ million	**2005**	2004
Fare revenue comprises:		
MTR Lines	**5,721**	5,417
Airport Express Line	**561**	515
	6,282	5,932

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines and, effective from 1 August 2005, the Disneyland Resort Line.

5 Non-fare revenue

A Station commercial and other revenue

in HK$ million	**2005**	2004
Station commercial and other revenue comprises:		
Advertising	**510**	467
Kiosk rental	**344**	298
Telecommunication income	**334**	238
Consultancy income	**211**	182
Miscellaneous business revenue	**156**	126
	1,555	1,311

B Rental and management income

in HK$ million	**2005**	2004
Rental income was attributable to:		
Telford Plaza	**470**	388
Luk Yeung Galleria	**120**	117
Paradise Mall	**111**	115
Maritime Square	**252**	224
International Finance Centre	**122**	77
Other properties	**108**	73
	1,183	994
Management income	**126**	108
Property agency income	**7**	6
	1,316	1,108

Included in rental income is service income of HK$63 million *(2004: HK$63 million)* relating to the provision of air conditioning services.

6 Operating expenses before depreciation

A Staff costs comprise:

in HK$ million	**2005**	2004 (Restated)
Amount charged to profit and loss account under:		
– staff costs and related expenses	**1,614**	1,546
– repairs and maintenance	**50**	46
– expenses relating to station commercial and other businesses	**145**	129
– property ownership and management expenses	**40**	32
– project study and business development expenses	**32**	28
– other line items	**51**	54
Amount capitalised in:		
– railway construction in progress	**136**	158
– property development in progress	**76**	74
– assets under construction and other projects	**261**	247
– amount recoverable	**166**	134
Total staff costs	**2,571**	2,448

Included in operating expenses are the following:

in HK$ million	**2005**	2004 (Restated)
Share options granted to directors and employees	**5**	4
Contributions to defined contribution plans and Mandatory Provident Fund	**12**	16
Expense recognised in respect of defined benefit plans (note 44C)	**134**	138
	151	158

B Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C Project study and business development expenses comprise:

in HK$ million	**2005**	2004
New business development expenses	**142**	103
Tseung Kwan O South Station Project (note 18)	**–**	49
South Island Line (note 20)	**–**	15
	142	167

New business development expenses relate mainly to studies on business opportunities in China and Europe in line with the Group's business strategy.

6 Operating expenses before depreciation (continued)

D Included in general and administration expenses and other expenses are the following charges/(credits):

in HK$ million	**2005**	2004 (Restated)
Auditors' remuneration		
– audit services	**4**	4
– tax services	**1**	1
– other services	**2**	–
Write-back of deficit on revaluation of self-occupied office land and buildings (note 17C)	**–**	(69)
Loss on disposal of fixed assets	**40**	19
Derivative financial instruments:		
– foreign exchange contracts – ineffective portion of cash flow hedges	**6**	–
– transfer from hedging reserve	**3**	–
Amortisation of land lease expenses (note 21)	**13**	13
Unrealised loss on revaluation of investment in securities	**–**	1
Operating lease expenses:		
Office buildings and staff quarters	**10**	10
Less: Amount capitalised	**2**	3
	8	7

7 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

(i) The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

in HK$ million	Fees	Base pay, allowances, and benefits in kind	Retirement scheme contribution	Variable remuneration related to performance	Total
2005					
Members of the Board					
– Raymond Ch'ien Kuo-fung	**1.0**	–	–	–	**1.0**
– Cheung Yau-kai	**0.2**	–	–	–	**0.2**
– David Gordon Eldon	**0.2**	–	–	–	**0.2**
– Christine Fang Meng-sang	**0.2**	–	–	–	**0.2**
– Edward Ho Sing-tin	**0.3**	–	–	–	**0.3**
– Lo Chung-hing	**0.2**	–	–	–	**0.2**
– T. Brian Stevenson	**0.3**	–	–	–	**0.3**
– Robert Charles Law Footman (retired on 18 June 2005)	**0.1**	–	–	–	**0.1**
– Sarah Liao Sau-tung	**0.2**	–	–	–	**0.2**
– Frederick Ma Si-hang	**0.2**	–	–	–	**0.2**
– Alan Wong Chi-kong (appointed on 18 June 2005)	**0.1**	–	–	–	**0.1**
Members of the Executive Directorate					
– Chow Chung-kong	–	**5.7**	–*	**4.2**	**9.9**
– Russell John Black	–	**3.5**	**0.3**	**1.0**	**4.8**
– William Chan Fu-keung	–	**3.5**	**0.3**	**0.9**	**4.7**
– Philip Gaffney (retired on 5 December 2005)	–	**3.9**	**0.3**	**1.1**	**5.3**
– Thomas Ho Hang-kwong	–	**3.5**	**0.3**	**1.0**	**4.8**
– Lincoln Leong Kwok-kuen	–	**3.4**	**0.5**	**1.0**	**4.9**
– Francois Lung Ka-kui (appointed on 26 September 2005)	–	**0.9**	**0.1**	**0.2**	**1.2**
– Andrew McCusker (appointed on 1 October 2005)	–	**0.9**	**0.1**	**0.2**	**1.2**
– Leonard Bryan Turk	–	**3.5**	**0.3**	**0.9**	**4.7**
	3.0	**28.8**	**2.2**	**10.5**	**44.5**

* C K Chow is a member of the Company's Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2004 and 2005 were HK$12,000.

In December 2005, Philip Gaffney received a lump sum benefit payment of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.

7 Remuneration of Members of the Board and the Executive Directorate (continued)

in HK$ million	Fees	Base pay, allowances, and benefits in kind	Retirement scheme contribution	Variable remuneration related to performance	Total
2004					
Members of the Board					
– Raymond Ch'ien Kuo-fung	1.0	–	–	–	1.0
– Cheung Yau-kai	0.2	–	–	–	0.2
– David Gordon Eldon	0.2	–	–	–	0.2
– Christine Fang Meng-sang	0.2	–	–	–	0.2
– Edward Ho Sing-tin	0.3	–	–	–	0.3
– Lo Chung-hing	0.2	–	–	–	0.2
– T. Brian Stevenson	0.3	–	–	–	0.3
– Robert Charles Law Footman	0.2	–	–	–	0.2
– Sarah Liao Sau-tung	0.2	–	–	–	0.2
– Frederick Ma Si-hang	0.2	–	–	–	0.2
Members of the Executive Directorate					
– Chow Chung-kong	–	5.6	–*	3.4	9.0
– Russell John Black	–	3.6	0.5	0.8	4.9
– William Chan Fu-keung	–	3.6	0.5	0.8	4.9
– Philip Gaffney	–	3.9	0.6	0.8	5.3
– Thomas Ho Hang-kwong	–	3.6	0.5	0.8	4.9
– Lincoln Leong Kwok-kuen	–	3.4	0.4	0.8	4.6
– Leonard Bryan Turk	–	3.7	0.5	0.8	5.0
	3.0	27.4	3.0	8.2	41.6

(ii) The above emoluments do not include the fair value of share options granted to Lincoln K K Leong and Francois K K Lung under the Company's New Joiners Share Option Scheme, as estimated at the date of grant. The fair value of share-based payments for Lincoln K K Leong and Francois K K Lung for the year ended 31 December 2005 were HK$0.6 million *(2004: HK$0.6 million)* and HK$0.3 million *(2004: nil)* respectively. The details of directors' interest in the Company's shares are disclosed under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board and note 42.

(iii) Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. All of the five individuals with the highest emoluments are Members of the Executive Directorate whose emoluments are disclosed above.

(iv) C K Chow has a derivative interest in respect of 700,000 shares within the meaning of Part XV of the Securities and Futures Ordinance. That derivative interest represents C K Chow's entitlement to receive an equivalent value in cash of 700,000 shares on completion of his three-year contract (i.e. 30 November 2006).

The arrangement was offered in order to provide a competitive level of compensation and to enable C K Chow's total pay to be closely tied to the performance of the Company.

7 Remuneration of Members of the Board and the Executive Directorate (continued)

B Share options

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2005 are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

(i) Pre-Global Offering Share Option Scheme

Under the Company's Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") described in note 42A(i), each Member of the Executive Directorate, except C K Chow, Lincoln K K Leong, Francois K K Lung and Andrew McCusker, were granted options on 20 September 2000 to acquire 1,066,000 shares. C K Chow, Lincoln K K Leong and Francois K K Lung joined the Company on 1 December 2003, 1 February 2002 and 26 September 2005 respectively, and are not beneficiaries of the Pre-IPO Option Scheme. Andrew McCusker was granted 266,500 options on 20 September 2000 under the Pre-IPO Option Scheme and no additional share options were granted upon his appointment as a Member of the Executive Directorate on 1 October 2005.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 23,000 shares; and (ii) at all times after 26 October 2002, at least 46,000 shares, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

(ii) New Joiners Share Option Scheme

Under the New Joiners Share Option Scheme ("New Option Scheme") as described in note 42A(ii), Lincoln K K Leong and Francois K K Lung, Members of the Executive Directorate, were granted options to acquire 1,066,000 shares on 1 August 2003 and 27 September 2005 respectively.

Under the vesting terms of the New Option Scheme, Lincoln K K Leong must continue to beneficially own (i) at all times on and after 4 August 2004, at least 23,000 shares; and (ii) at all times on and after 4 August 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Under the vesting terms of the New Option Scheme, Francois K K Lung must continue to beneficially own (i) at all times on and after 17 October 2006, at least 23,000 shares; and (ii) at all times on and after 17 October 2007, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

8 Profit on property developments

in HK$ million	**2005**	2004
Profit on property developments comprises:		
Transfer from deferred income on		
– upfront payments (note 19B(i))	**1,794**	1,601
– sharing in kind (note 19B(ii))	**95**	1,008
Share of surplus from development	**3,062**	1,665
Profit on sale of properties held for sale	**234**	301
Profit recognised from sharing in kind	**971**	–
Other overhead costs	**(11)**	(7)
	6,145	4,568

Included in profit on sale of properties held for sale are write-back of prior year provision amounting to HK$4 million *(2004: HK$16 million)* and cost of properties sold of HK$551 million *(2004: HK$422 million)*.

9 Depreciation

in HK$ million	**2005**	2004 (Restated)
Depreciation comprised charges on:		
Railway operations		
– on fixed assets held under finance leases	**19**	19
– on other railway fixed assets	**2,502**	2,341
Assets relating to station commercial and other businesses	**126**	117
Unallocated corporate assets	**35**	22
	2,682	2,499

10 Interest and finance charges

in HK$ million	**2005**	2004
Interest expenses in respect of:		
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	**934**	668
Capital market instruments not wholly repayable within 5 years	**485**	764
Obligations under finance leases	**25**	35
Finance charges	**33**	35
Exchange loss	**7**	2
Derivative financial instruments:		
Fair value hedges	**107**	–
Cash flow hedges:		
– transfer from hedging reserve	**29**	–
– ineffective portion	**1**	–
Derivatives not qualified as hedges	**(130)**	–
	7	–
Interest expenses capitalised:		
Disneyland Resort Line Project	**(13)**	(7)
Tung Chung Cable Car Project	**(34)**	(12)
AsiaWorld-Expo Station Project	**(4)**	(1)
Tseung Kwan O Area 86 Project	**(43)**	–
Other capital projects	**(10)**	(13)
Assets under construction	**(10)**	(14)
	(114)	(47)
	1,377	1,457
Interest income in respect of:		
Deposits with banks and other financial institutions	**(15)**	(5)
Staff housing loans	**(1)**	(2)
	(16)	(7)
	1,361	1,450

Interest expenses have been capitalised at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 4.8% to 5.6% per annum during the year *(2004: 4.1% to 5.2% per annum)*.

11 Share of profits less losses of non-controlled subsidiaries and associates

Share of profits less losses of non-controlled subsidiaries and associates comprises:

in HK$ million	**2005**	2004 (Restated)
Share of profit before taxation of non-controlled subsidiaries (note 22)	**47**	44
Share of loss of associates	**(31)**	–
	16	44
Share of income tax of non-controlled subsidiaries (note 22)	**(7)**	(5)
	9	39

12 Income tax

A Income tax in the consolidated profit and loss account represents:

in HK$ million	**2005**	2004 (Restated)
Current tax		
– overseas tax for the year	**1**	4
Deferred tax		
– origination and reversal of temporary differences on:		
– change in fair value of investment properties	**490**	435
– others	**1,058**	691
	1,548	1,126
	1,549	1,130

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% *(2004: 17.5%)*.

B Reconciliation between tax expense and accounting profit at applicable tax rates

	2005		2004 (Restated)	
	HK$ million	%	*HK$ million*	%
Profit before tax	**10,012**		7,673	
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	**1,737**	**17.3**	1,330	17.3
Tax effect of non-deductible expenses	**30**	**0.3**	23	0.3
Tax effect of non-taxable revenue	**(228)**	**(2.3)**	(214)	(2.8)
Tax effect of unused tax losses not recognised	**10**	**0.1**	2	–
Tax effect of tax losses not recognised in previous years	**–**	**–**	(11)	(0.1)
Actual tax expenses	**1,549**	**15.4**	1,130	14.7

13 Profit attributable to equity shareholders

The consolidated profit attributable to equity shareholders includes a profit of HK$8,364 million *(2004: HK$6,526 million, as restated)* which has been dealt with in the accounts of the Company.

14 Dividends

Dividends paid and proposed during the year comprised:

in HK$ million	**2005**	2004
Dividend approved and paid		
– 2004 final dividend of 28 cents *(2003: 28 cents)* per share approved and paid in 2005	**1,509**	1,481
– 2005 interim dividend of 14 cents *(2004: 14 cents)* per share	**764**	750
	2,273	2,231
Dividend proposed		
– Final dividend proposed after the balance sheet date of 28 cents *(2004: 28 cents)* per share	**1,535**	1,509

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, The Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 46M. On 26 February 2004, the Government agreed to extend the scrip dividend arrangement for the three financial years ending 31 December 2006.

Pursuant to the financing arrangement under the Disneyland Resort Line Project Agreement entered into between the Group and the Government, HK$37 million cash dividend declared and payable to the Government in 2004 has been waived (note 46E).

15 Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to equity shareholders of HK$8,450 million *(2004: HK$6,543 million, as restated)* and the weighted average number of ordinary shares of 5,430,594,654 in issue during the year *(2004: 5,331,253,996)*.

The calculation of diluted earnings per share is based on the profit for the year attributable to equity shareholders of HK$8,450 million *(2004: HK$6,543 million, as restated)* and the weighted average number of ordinary shares of 5,436,752,536 in issue during the year *(2004: 5,337,217,673)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	2005	2004
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,430,594,654**	5,331,253,996
Number of ordinary shares deemed to be issued for no consideration	**6,157,882**	5,963,677
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,436,752,536**	5,337,217,673

Both basic and diluted earnings per share would have been HK$1.13 *(2004: HK$0.84, as restated)* if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax, adjusted as follows:

in HK$ million	**2005**	2004 (Restated)
Profit attributable to equity shareholders	**8,450**	6,543
Increase in fair value of investment properties	**(2,800)**	(2,486)
Deferred tax on change in fair value of investment properties (note 12A)	**490**	435
Profit from underlying businesses attributable to equity shareholders	**6,140**	4,492

16 Segmental information

The results of major business activities are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2005						
Revenue	**6,282**	**1,555**	**1,316**	**9,153**	**–**	**9,153**
Less: Operating expenses before depreciation	**3,005**	**358**	**238**	**3,601**	**–**	**3,601**
	3,277	**1,197**	**1,078**	**5,552**	**–**	**5,552**
Profit on property developments	**–**	**–**	**–**	**–**	**6,145**	**6,145**
Operating profit before depreciation	**3,277**	**1,197**	**1,078**	**5,552**	**6,145**	**11,697**
Less: Depreciation	**2,517**	**126**	**4**	**2,647**	**–**	**2,647**
	760	**1,071**	**1,074**	**2,905**	**6,145**	**9,050**
Unallocated corporate expenses						**(486)**
Operating profit before interest and finance charges						**8,564**
Interest and finance charges						**(1,361)**
Change in fair value of investment properties			**2,800**			**2,800**
Share of profits less losses of non-controlled subsidiaries and associates						**9**
Income tax			**(490)**			**(1,549)**
Profit for the year ended 31 December 2005			**2,310**			**8,463**
Assets						
Operational assets *	**77,697**	**1,525**	**20,243**	**99,465**	**2,042**	**101,507**
Railway construction in progress	**1,006**	**–**	**–**	**1,006**	**–**	**1,006**
Assets under construction	**739**	**24**	**–**	**763**	**2,898**	**3,661**
Property development in progress	**–**	**–**	**–**	**–**	**2,756**	**2,756**
Deferred expenditure	**209**	**–**	**–**	**209**	**–**	**209**
Prepaid land lease payments	**608**	**–**	**–**	**608**	**–**	**608**
Investments in securities	**183**	**–**	**–**	**183**	**–**	**183**
Properties held for sale	**–**	**–**	**–**	**–**	**1,311**	**1,311**
	80,442	**1,549**	**20,243**	**102,234**	**9,007**	**111,241**
Interests in non-controlled subsidiaries						**103**
Unallocated assets						**2,322**
Total assets						**113,666**
Liabilities						
Segmented liabilities	**2,173**	**373**	**499**	**3,045**	**559**	**3,604**
Deferred income	**126**	**–**	**–**	**126**	**3,458**	**3,584**
	2,299	**373**	**499**	**3,171**	**4,017**	**7,188**
Unallocated liabilities						**36,582**
Total liabilities						**43,770**
Other Information						
Capital expenditure on:						
Operational assets	**30**	**14**	**405**	**449**	**–**	**449**
Assets under construction	**768**	**238**	**–**	**1,006**	**721**	**1,727**
Railway construction in progress	**983**	**–**	**–**	**983**	**–**	**983**
Property development in progress	**–**	**–**	**–**	**–**	**1,455**	**1,455**
Non-cash expenses other than depreciation	**40**	**4**	**–**	**44**	**–**	**44**

* Operational assets include property, plant and equipment and other assets employed in the operations of individual business segments.

16 Segmental information (continued)

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2004 (restated)						
Revenue	5,932	1,311	1,108	8,351	–	8,351
Less: Operating expenses before depreciation	2,906	315	207	3,428	–	3,428
	3,026	996	901	4,923	–	4,923
Profit on property developments	–	–	–	–	4,568	4,568
Operating profit before depreciation	3,026	996	901	4,923	4,568	9,491
Less: Depreciation	2,356	117	4	2,477	–	2,477
	670	879	897	2,446	4,568	7,014
Unallocated corporate expenses						(416)
Operating profit before interest and finance charges						6,598
Interest and finance charges						(1,450)
Change in fair value of investment properties			2,486			2,486
Share of profit of non-controlled subsidiaries						39
Income tax			(435)			(1,130)
Profit for the year ended 31 December 2004			2,051			6,543
Assets						
Operational assets *	78,356	1,352	17,048	96,756	282	97,038
Railway construction in progress	962	–	–	962	–	962
Railway assets under construction	868	6	–	874	2,177	3,051
Property development in progress	–	–	–	–	2,088	2,088
Deferred expenditure	78	–	–	78	–	78
Prepaid land lease payments	621	–	–	621	–	621
Investments in securities	202	–	–	202	–	202
Properties held for sale	–	–	–	–	815	815
	81,087	1,358	17,048	99,493	5,362	104,855
Interests in non-controlled subsidiaries						63
Unallocated assets						1,756
Total assets						106,674
Liabilities						
Segmented liabilities	2,079	365	463	2,907	483	3,390
Deferred income	132	–	–	132	4,506	4,638
	2,211	365	463	3,039	4,989	8,028
Unallocated liabilities						36,746
Total liabilities						44,774
Other Information						
Capital expenditure on:						
Operational assets	43	6	32	81	–	81
Assets under construction	918	150	–	1,068	2,177	3,245
Railway construction in progress	875	–	–	875	–	875
Property development in progress	–	–	–	–	184	184
Non-cash expenses other than depreciation	19	6	–	25	–	25

No geographical analysis is shown as substantially all the principal operating activities of the Company and its subsidiaries are carried out in Hong Kong throughout the reporting periods.

17 Fixed assets

The Group

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2005, as previously reported	**16,687**	**1,978**	**45,704**	**55,081**	**3,051**	**122,501**
Prior period adjustments on adoption of HKAS 17 (note 21)	–	**(732)**	–	–	–	**(732)**
At 1 January 2005, as restated	**16,687**	**1,246**	**45,704**	**55,081**	**3,051**	**121,769**
Additions	**405**	–	–	**44**	**1,727**	**2,176**
Capitalisation adjustments *	–	–	**(2)**	**(76)**	–	**(78)**
Disposals/Write-offs	–	–	**(2)**	**(275)**	**(3)**	**(280)**
Change in fair value	**2,800**	–	–	–	–	**2,800**
Surplus on revaluation (note 41)	–	**459**	–	–	–	**459**
Reclassification	–	–	**175**	**(175)**	–	–
Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 18)	–	–	**176**	**763**	–	**939**
Assets commissioned	–	–	**137**	**977**	**(1,114)**	–
At 31 December 2005	**19,892**	**1,705**	**46,188**	**56,339**	**3,661**	**127,785**
At Cost	–	–	**46,188**	**56,339**	**3,661**	**106,188**
At 31 December 2005 Valuation	**19,892**	**1,705**	–	–	–	**21,597**
Aggregate depreciation						
At 1 January 2005, as previously reported	–	**111**	**3,093**	**18,984**	–	**22,188**
Prior period adjustments on adoption of HKAS 17 (note 21)	–	**(111)**	–	–	–	**(111)**
At 1 January 2005, as restated	–	–	**3,093**	**18,984**	–	**22,077**
Charge for the year	–	**33**	**395**	**2,258**	–	**2,686**
Capitalisation adjustments *	–	–	–	**(4)**	–	**(4)**
Written back on disposal	–	–	**(1)**	**(215)**	–	**(216)**
Written back on revaluation (note 41)	–	**(33)**	–	–	–	**(33)**
Reclassification	–	–	**5**	**(5)**	–	–
At 31 December 2005	–	–	**3,492**	**21,018**	–	**24,510**
Net book value at 31 December 2005	19,892	1,705	42,696	35,321	3,661	103,275

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

Depreciation charge for the year was HK$2,682 million *(2004: HK$2,499 million, as restated)*, comprising depreciation for the year of HK$2,686 million *(2004: HK$2,519 million, as restated)* less capitalisation adjustments of HK$4 million *(2004: HK$20 million)*.

17 Fixed assets (continued)

The Group

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2004, as previously reported	14,169	1,598	45,740	54,319	940	116,766
Prior period adjustments on adoption of HKAS 17 (note 21)	–	(732)	–	–	–	(732)
At 1 January 2004, as restated	14,169	866	45,740	54,319	940	116,034
Additions	32	–	–	49	3,245	3,326
Capitalisation adjustments *	–	–	(124)	(156)	–	(280)
Disposals/Write-offs	–	–	(1)	(172)	(4)	(177)
Change in fair value	2,486	–	–	–	–	2,486
Surplus on revaluation (note 41)	–	311	–	–	–	311
Write back of revaluation deficit (note 6D)	–	69	–	–	–	69
Reclassification	–	–	82	(82)	–	–
Assets commissioned	–	–	7	1,123	(1,130)	–
At 31 December 2004, as restated	16,687	1,246	45,704	55,081	3,051	121,769
At Cost (restated)	–	–	45,704	55,081	3,051	103,836
At 31 December 2004 Valuation	16,687	1,246	–	–	–	17,933
Aggregate depreciation						
At 1 January 2004, as previously reported	–	98	2,705	17,042	–	19,845
Prior period adjustments on adoption of HKAS 17 (note 21)	–	(98)	–	–	–	(98)
At 1 January 2004, as restated	–	–	2,705	17,042	–	19,747
Charge for the year (restated)	–	20	392	2,107	–	2,519
Capitalisation adjustments *	–	–	(3)	(17)	–	(20)
Written back on disposal	–	–	(1)	(148)	–	(149)
Written back on revaluation (note 41)	–	(20)	–	–	–	(20)
Reclassification	–	–	–	–	–	–
At 31 December 2004, as restated	–	–	3,093	18,984	–	22,077
Net book value at 31 December 2004, as restated	16,687	1,246	42,611	36,097	3,051	99,692

17 Fixed assets (continued)

The Company

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2005, as previously reported	**16,687**	**1,978**	**45,704**	**54,414**	**3,045**	**121,828**
Prior period adjustments on adoption of HKAS 17 (note 21)	–	**(732)**	–	–	–	**(732)**
At 1 January 2005, as restated	**16,687**	**1,246**	**45,704**	**54,414**	**3,045**	**121,096**
Additions	**405**	–	–	**30**	**1,709**	**2,144**
Capitalisation adjustments *	–	–	**(2)**	**(76)**	–	**(78)**
Disposals/Write-offs	–	–	**(2)**	**(257)**	**(3)**	**(262)**
Change in fair value	**2,800**	–	–	–	–	**2,800**
Surplus on revaluation (note 41)	–	**459**	–	–	–	**459**
Reclassification	–	–	**175**	**(175)**	–	–
Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 18)	–	–	**176**	**763**	–	**939**
Assets commissioned	–	–	**137**	**977**	**(1,114)**	–
At 31 December 2005	**19,892**	**1,705**	**46,188**	**55,676**	**3,637**	**127,098**
At Cost	–	–	**46,188**	**55,676**	**3,637**	**105,501**
At 31 December 2005 Valuation	**19,892**	**1,705**	–	–	–	**21,597**
Aggregate depreciation						
At 1 January 2005, as previously reported	–	**111**	**3,093**	**18,471**	–	**21,675**
Prior period adjustments on adoption of HKAS 17 (note 21)	–	**(111)**	–	–	–	**(111)**
At 1 January 2005, as restated	–	–	**3,093**	**18,471**	–	**21,564**
Charge for the year	–	**33**	**395**	**2,180**	–	**2,608**
Capitalisation adjustments *	–	–	–	**(4)**	–	**(4)**
Written back on disposal	–	–	**(1)**	**(214)**	–	**(215)**
Written back on revaluation (note 41)	–	**(33)**	–	–	–	**(33)**
Reclassification	–	–	**5**	**(5)**	–	–
At 31 December 2005	–	–	**3,492**	**20,428**	–	**23,920**
Net book value at 31 December 2005	**19,892**	**1,705**	**42,696**	**35,248**	**3,637**	**103,178**

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

Depreciation charge for the year was HK$2,604 million *(2004: HK$2,431 million, as restated)*, comprising depreciation for the year of HK$2,608 million *(2004: HK$2,451 million, as restated)* less capitalisation adjustments of HK$4 million *(2004: HK$20 million)*.

17 Fixed assets (continued)

The Company

in HK$ million	Investment properties	Self-occupied land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2004, as previously reported	14,169	1,598	45,740	53,693	922	116,122
Prior period adjustments on adoption of HKAS 17 (note 21)	–	(732)	–	–	–	(732)
At 1 January 2004, as restated	14,169	866	45,740	53,693	922	115,390
Additions	32	–	–	43	3,222	3,297
Capitalisation adjustments *	–	–	(124)	(156)	–	(280)
Disposals/Write-offs	–	–	(1)	(172)	(4)	(177)
Change in fair value	2,486	–	–	–	–	2,486
Surplus on revaluation (note 41)	–	311	–	–	–	311
Write back of revaluation deficit (note 6D)	–	69	–	–	–	69
Reclassification	–	–	82	(82)	–	–
Assets commissioned	–	–	7	1,088	(1,095)	–
At 31 December 2004, as restated	16,687	1,246	45,704	54,414	3,045	121,096
At Cost (restated)	–	–	45,704	54,414	3,045	103,163
At 31 December 2004 Valuation	16,687	1,246	–	–	–	17,933
Aggregate depreciation						
At 1 January 2004, as previously reported	–	98	2,705	16,597	–	19,400
Prior period adjustments on adoption of HKAS 17 (note 21)	–	(98)	–	–	–	(98)
At 1 January 2004, as restated	–	–	2,705	16,597	–	19,302
Charge for the year (restated)	–	20	392	2,039	–	2,451
Capitalisation adjustments *	–	–	(3)	(17)	–	(20)
Written back on disposal	–	–	(1)	(148)	–	(149)
Written back on revaluation (note 41)	–	(20)	–	–	–	(20)
Reclassification	–	–	–	–	–	–
At 31 December 2004, as restated	–	–	3,093	18,471	–	21,564
Net book value at 31 December 2004, as restated	16,687	1,246	42,611	35,943	3,045	99,532

17 Fixed assets (continued)

A The analysis of the Group's properties, all of which are held in Hong Kong and carried at fair value, is as follows:

The Group and The Company

in HK$ million	Investment properties		Self-occupied land and buildings	
	2005	2004	**2005**	2004
Long leases	**1,441**	1,431	**–**	–
Medium-term leases	**18,451**	15,256	**1,705**	1,246
	19,892	16,687	**1,705**	1,246

B All investment properties of the Group were revalued at open market value at 31 December 2005 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors. The valuations are based on a "term and reversion basis", which capitalises the existing and reversionary net rental income having regard to market valuation checks on comparable sale and yields. The net increase in fair value of HK$2,800 million *(2004: HK$2,486 million)* arising from the revaluation has been credited to the profit and loss account.

C All self-occupied land and buildings were revalued at open market value on an existing use basis at 31 December 2005 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors. The valuation resulted in a net revaluation surplus of HK$492 million *(2004: HK$400 million)*. The net revaluation surplus of HK$492 million *(2004: HK$331 million, excluding HK$69 million, which was credited to the profit and loss account in respect of deficit previously recognised for the same property (note 6D))*, net of deferred tax of HK$86 million *(2004: HK$58 million)* (note 39B), has been transferred to the fixed asset revaluation reserve account (note 41).

The carrying amount of the self-occupied land and buildings at 31 December 2005 would have been HK$914 million *(2004: HK$936 million)* had the office land and buildings been stated at cost less accumulated depreciation.

D Assets under construction include a partially renovated shell of the retail shopping centre at Union Square, Kowloon Station and its car parking spaces received by the Company as a sharing in kind from the development. The properties under construction are stated at cost, which is deemed to be the fair value upon receipt (note 2J(viii)) determined by reference to an open market valuation undertaken by an independent firm of surveyors, Jones Lang LaSalle, who have among their staff Members of the Hong Kong Institute of Surveyors.

E In addition to the self-occupied land and buildings treated as being held under finance leases in note 17A above, the Group has the following assets held under agreements which are treated as finance leases:

The Group and The Company

in HK$ million	Civil works Eastern Harbour Crossing	
	2005	2004
Cost	**1,254**	1,254
Aggregate depreciation	**288**	269
Net book value	**966**	985

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

The Group's total non-cancellable future minimum lease payments payable to New Hong Kong Tunnel Company Limited are set out in note 33C.

17 Fixed assets (continued)

F The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover. Lease incentives granted are amortised in the profit and loss account as an integral part of the net lease payment receivable.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$19,892 million *(2004: HK$16,687 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$446 million *(2004: HK$416 million)* and the related accumulated depreciation charges were HK$95 million *(2004: HK$80 million)*.

The Group's total future minimum lease receipts under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	**2005**	2004
Within 1 year	**1,295**	1,156
After 1 year but within 5 years	**2,025**	1,742
Later than 5 years	**214**	332
	3,534	3,230

G In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars ("Lease Transaction") involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Under the Lease Transaction, the Group has leased the assets to institutional investors in the United States (the "Investors"), who have prepaid all the rentals in relation to the lease agreement. Simultaneously, the Group has leased the assets back from the Investors with obligation to pay rentals in accordance with a pre-determined payment schedule. The Group has an option to purchase the Investors' leasehold interest in the assets at pre-determined dates for fixed amounts. Part of the rental prepayments received from the Investors has been invested in debt securities to meet the Group's rental obligations and the amount payable for exercising the purchase option under the Lease Transaction. In addition, the Group retains legal title to the assets and there are no restrictions on the Group's ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value in March 2003 of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received in 2003 the cash amount of HK$141 million net of costs from the Lease Transaction.

As the Group is not able to control the investment account in pursuit of its own objectives and its obligations to pay the lease payments are funded by the proceeds of the above investments, those liabilities and investments in debt securities are not recognised in March 2003 as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group's profit and loss account over the terms of the respective leases.

18 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Transferred from deferred expenditure (note 20)	Expenditure	Costs written off to profit and loss account (note 6C)	Capitalised on commissioning (note 17)	Balance at 31 Dec
2005						
Tseung Kwan O South Station Project						
Construction costs	1	–	17	–	–	18
Consultancy fees	1	–	7	–	–	8
Staff costs and other expenses	5	–	11	–	–	16
Finance costs	–	–	1	–	–	1
	7	–	36	–	–	43
Disneyland Resort Line Project						
Construction costs	1,074	–	185	–	(1,259)	–
Consultancy fees	46	–	5	–	(51)	–
Staff costs and other expenses	279	–	74	–	(353)	–
Finance costs	10	–	14	–	(24)	–
	1,409	–	278	–	(1,687)	–
Government grant (notes 46E and 46M)	(931)	–	–	–	931	–
	478	–	278	–	(756)	–
Tung Chung Cable Car Project						
Construction costs	336	–	419	–	–	755
Consultancy fees	37	–	14	–	–	51
Staff costs and other expenses	57	–	22	–	–	79
Finance costs	14	–	34	–	–	48
	444	–	489	–	–	933
AsiaWorld-Expo Station Project						
Construction costs	16	–	124	–	(140)	–
Staff costs and other expenses	16	–	23	–	(39)	–
Finance costs	1	–	3	–	(4)	–
	33	–	150	–	(183)	–
SkyPlaza Platform Project						
Construction costs	–	–	24	–	–	24
Staff costs and other expenses	–	–	6	–	–	6
Finance costs	–	–	–	–	–	–
	–	–	30	–	–	30
Total	962	–	983	–	(939)	1,006

18 Railway construction in progress (continued)

in HK$ million	Balance at 1 Jan	Transferred from deferred expenditure (note 20)	Expenditure/ (Government grant)	Costs written off to profit and loss account (note 6C)	Capitalised on commissioning (note 17)	Balance at 31 Dec
2004						
Tseung Kwan O South Station Project						
Construction costs	1	–	–	–	–	1
Consultancy fees	23	–	7	(29)	–	1
Staff costs and other expenses	16	–	5	(16)	–	5
Finance costs	4	–	–	(4)	–	–
	44	–	12	(49)	–	7
Disneyland Resort Line Project						
Construction costs	645	–	429	–	–	1,074
Consultancy fees	41	–	5	–	–	46
Staff costs and other expenses	194	–	85	–	–	279
Finance costs	3	–	7	–	–	10
	883	–	526	–	–	1,409
Government grant (notes 46E and 46M)	(883)	–	(48)	–	–	(931)
	–	–	478	–	–	478
Tung Chung Cable Car Project						
Construction costs	82	–	254	–	–	336
Consultancy fees	24	–	13	–	–	37
Staff costs and other expenses	29	–	28	–	–	57
Finance costs	2	–	12	–	–	14
	137	–	307	–	–	444
AsiaWorld-Expo Station Project						
Construction costs	–	–	16	–	–	16
Staff costs and other expenses	–	3	13	–	–	16
Finance costs	–	–	1	–	–	1
	–	3	30	–	–	33
Total	181	3	827	(49)	–	962

A Tseung Kwan O South Station Project

The construction of future railway stations along the Tseung Kwan O Line is covered by the Project Agreement with the Government signed on 4 November 1998.

Advanced works and detailed design are being undertaken for the development of a new station in Tseung Kwan O South. The capital cost estimate for the project based on the defined scope of works and programme is estimated at approximately HK$1 billion.

At 31 December 2005, the Company had incurred expenditure of HK$43 million *(2004: HK$7 million)* on the project and had authorised outstanding commitments on contracts totalling HK$12 million *(2004: Nil)* related to the project.

In 2004, costs written off to profit and loss account relates to certain station design costs in respect of the future Tseung Kwan O South Station, which became abortive following the submission of a revised station design plan and its approval by the Town Planning Board during the year.

18 Railway construction in progress (continued)

B Disneyland Resort Line Project

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Disneyland Resort Line was signed on 24 July 2002.

The project was completed on schedule and service commenced to the public on 1 August 2005. Although the final accounts of a few contracts are under negotiation with the contractors, it is anticipated that the total cost estimate of the project will be finalised within the original budget of approximately HK$2 billion (before deducting Government grant of HK$931 million).

C Tung Chung Cable Car Project

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Tung Chung Cable Car Project was signed on 19 November 2003.

The project is under construction with target completion in mid 2006. The current forecast shows the capital cost estimate of the project will be approximately HK$1.2 billion.

At 31 December 2005, the Company had incurred expenditure of HK$933 million *(2004: HK$444 million)* on the project and had authorised outstanding commitments on contracts totalling HK$25 million *(2004: HK$367 million)* related to the project.

D AsiaWorld-Expo Station Project

The Project Agreement between the Hong Kong IEC Limited and the Company for the design, construction, financing and operation of the AsiaWorld-Expo Station Project was signed on 17 March 2004.

The project met the completion target and started to serve the public on 20 December 2005. Negotiation on the final accounts with various contractors is being performed. It is anticipated that the total cost estimate of the project will be approximately the same as the original budget of approximately HK$0.2 billion.

E SkyPlaza Platform Project

The Project Agreement between Airport Authority and the Company for the design, construction, financing and operation of the SkyPlaza Platform Project was signed on 18 July 2005.

After signing the Agreement, the Company has commenced the construction works with target completion in mid 2006. The capital cost estimate for the project based on the defined scope of works and programme is estimated at approximately HK$0.1 billion.

At 31 December 2005, the Company had incurred expenditure of HK$30 million on the project and had authorised outstanding commitments on contracts totalling HK$14 million related to the project.

19 Property development in progress

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company development right on the land ("Land Grant") over the five station sites along the railway at market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Notwithstanding having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

19 Property development in progress (continued)

Costs of foundation, site enabling works and land costs incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 19B(i)). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. Deferred income is to be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The Tseung Kwan O Extension ("TKE") Project Agreement entered into in 1998 between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects") under separate land grant agreements. The basis of accounting for development costs incurred by the Company and payment related thereto is consistent with that for the property developments along the Airport Railway.

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Offset against payments received from developers (note 19B(i))	Transfer out on project completion	Transfer to assets under construction	Balance at 31 Dec
2005						
Airport Railway Property Projects	**–**	**210**	**(152)**	**(58)**	**–**	**–**
Tseung Kwan O Extension Projects	**2,043**	**1,241**	**(528)**	**–**	**–**	**2,756**
Other property projects	**45**	**4**	**(27)**	**(22)**	**–**	**–**
	2,088	**1,455**	**(707)**	**(80)**	**–**	**2,756**
2004						
Airport Railway Property Projects	–	116	(39)	–	(77)	–
Tseung Kwan O Extension Projects	2,266	66	(2)	(287)	–	2,043
Other property projects	43	2	–	–	–	45
	2,309	184	(41)	(287)	(77)	2,088

Included in the expenditure of Tseung Kwan O Extension Projects is a payment of HK$1,160 million *(2004: Nil)* in respect of the Company's one-half share of the land premium for the Package One development of the Tseung Kwan O Area 86 site.

B Deferred income on property development

The Group and The Company

in HK$ million	**2005**	2004
Deferred income on property development comprises:		
– Up-front payments received from developers (note 19B(i))	**2,461**	3,414
– Sharing in kind (note 19B(ii))	**997**	1,092
	3,458	4,506

19 Property development in progress (continued)

(i) Deferred income on up-front payments

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (note 19A)	Amount recognised as profit (note 8)	Balance at 31 Dec
2005					
Airport Railway Property Projects	**3,409**	**956**	**(152)**	**(1,794)**	**2,419**
Tseung Kwan O Extension Property Projects	**5**	**565**	**(528)**	**–**	**42**
Other property projects	**–**	**27**	**(27)**	**–**	**–**
	3,414	**1,548**	**(707)**	**(1,794)**	**2,461**
2004					
Airport Railway Property Projects	4,917	132	(39)	(1,601)	3,409
Tseung Kwan O Extension Property Projects	7	–	(2)	–	5
	4,924	132	(41)	(1,601)	3,414

(ii) Deferred income on sharing in kind

Under the property development agreement in respect of an Airport Railway development package, the Company received during 2004 the shell of a retail centre at Union Square, Kowloon Station and its car parking spaces. Part of the property development profit is deferred as the Company has an obligation under the development agreement to complete the fitting-out works. On this basis, movements of the deferred income on this sharing in kind during the year are set out below:

The Group and The Company

in HK$ million	**2005**	2004
Balance as at 1 January	**1,092**	–
Sharing in kind received from developer	**–**	2,100
Less: Amount recognised as profit (note 8)	**(95)**	(1,008)
Balance as at 31 December	**997**	1,092

C Stakeholding funds

As stakeholder under certain Airport Railway and Tseung Kwan O Extension Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	**2005**	2004
Balance as at 1 January	**4,064**	3,572
Stakeholding funds received and receivable	**15,599**	13,958
Add: Interest earned thereon	**111**	8
	19,774	17,538
Disbursements during the year	**(16,296)**	(13,474)
Balance as at 31 December	**3,478**	4,064
Represented by:		
Balances in designated bank accounts as at 31 December	**3,476**	4,062
Retention receivable	**2**	2
	3,478	4,064

20 Deferred expenditure

The Group

in HK$ million	Balance at 1 Jan, as previously reported	Effect of adoption of new accounting policy with respect to financial instruments (note 3)	Balance at 1 Jan, as restated	Transfer to railway construction in progress (note 18)	Discount on bond issue	Expenditure/ (Amortisation) during the year	Costs written off to profit and loss account (note 6C)	Balance at 31 Dec
2005								
Deferred finance charges	**109**	**(109)**	**–**	**–**	**–**	**–**	**–**	**–**
Merger studies	**56**	**–**	**56**	**–**	**–**	**16**	**–**	**72**
Expenditure on proposed capital projects								
– West Island Line/South Island Line	**27**	**–**	**27**	**–**	**–**	**16**	**–**	**43**
– Shenzhen Metro Line 4 Project	**51**	**–**	**51**	**–**	**–**	**115**	**–**	**166**
	243	**(109)**	**134**	**–**	**–**	**147**	**–**	**281**
2004								
Deferred finance charges	76	–	76	–	50	(17)	–	109
Merger studies	–	–	–	–	–	56	–	56
Expenditure on proposed capital projects								
– West Island Line/South Island Line	25	–	25	–	–	17	(15)	27
– Shenzhen Metro Line 4 Project	–	–	–	–	–	51	–	51
– AsiaWorld-Expo Station Project	3	–	3	(3)	–	–	–	–
	104	–	104	(3)	50	107	(15)	243

The Company

in HK$ million	Balance at 1 Jan, as previously reported	Effect of adoption of new accounting policy with respect to financial instruments (note 3)	Balance at 1 Jan, as restated	Transfer to railway construction in progress (note 18)	Discount on bond issue	Expenditure/ (Amortisation) during the year	Costs written off to profit and loss account (note 6C)	Balance at 31 Dec
2005								
Deferred finance charges	**109**	**(109)**	**–**	**–**	**–**	**–**	**–**	**–**
Merger studies	**56**	**–**	**56**	**–**	**–**	**16**	**–**	**72**
Expenditure on proposed capital projects								
– West Island Line/South Island Line	**27**	**–**	**27**	**–**	**–**	**16**	**–**	**43**
	192	**(109)**	**83**	**–**	**–**	**32**	**–**	**115**
2004								
Deferred finance charges	76	–	76	–	50	(17)	–	109
Merger studies	–	–	–	–	–	56	–	56
Expenditure on proposed capital projects								
– West Island Line/South Island Line	25	–	25	–	–	17	(15)	27
– AsiaWorld-Expo Station Project	3	–	3	(3)	–	–	–	–
	104	–	104	(3)	50	56	(15)	192

Merger studies comprise external consultancy, incremental direct staff costs and expenses in relation to the studies on the potential merger between the Company and Kowloon-Canton Railway Corporation ("KCRC"). On 24 February 2004, the Government announced its decision to invite the Company and KCRC to commence discussions on a possible merger for which a joint proposal was submitted to the Government on 16 September 2004. Concurrent with the submission of the proposal, the Company has been negotiating with the Government on the terms of the possible merger. As of 31 December 2005, the joint merger proposal is being considered by the Government, whilst the Company's discussion with the Government on the terms of the merger is continuing.

The expenditure incurred on the proposed Shenzhen Metro Line 4 ("Line 4") Project was capitalised as deferred expenditure following the signing of an Agreement in Principle to construct Phase 2 of Line 4 and to operate Line 4 for a term of 30 years with the Shenzhen Municipal People's Government in January 2004 (note 47D(i)).

21 Prepaid land lease payments

The Group and The Company

in HK$ million	**2005**	2004 (Restated)
Cost		
At 1 January, as previously reported	**–**	–
Prior period adjustments on adoption of HKAS 17 (note 17)	**732**	732
At 1 January, as restated	**732**	732
Addition	**–**	–
At 31 December	**732**	732
Accumulated amortisation		
At 1 January, as previously reported	**–**	–
Prior period adjustments on adoption of HKAS 17 (note 17)	**111**	98
At 1 January, as restated	**111**	98
Charge for the year	**13**	13
At 31 December	**124**	111
Net book value at 31 December	**608**	621

A The above prepaid land lease payments, all of which relate to land held for railway depots in Hong Kong, is analysed as follows:

The Group and The Company

in HK$ million	**2005**	2004
At net book value		
– long leases	**160**	163
– medium-term leases	**448**	458
	608	621

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 29 June 2050 which can be extended for further periods of 50 years at nominal payment (note 46C).

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

22 Interests in non-controlled subsidiaries

in HK$ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Unlisted shares, *at cost*	–	–	**24**	24
Share of net assets	**103**	63	–	–
	103	63	**24**	24

The following list contains the particulars of all non-controlled subsidiaries of the Group:

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Octopus Holdings Limited	HK$42,000,000	57.4%	57.4%	–	Hong Kong	Investment holding
Octopus Cards Limited	HK$42,000,000	57.4%	–	100%	Hong Kong	Operate a contactless smartcard ticketing system in Hong Kong
Octopus Knowledge Limited	HK$2	57.4%	–	100%	Hong Kong	International automatic fare collection consultancy project
Octopus Netherlands Limited	HK$1	57.4%	–	100%	Hong Kong	Consultancy services on introducing a smart card system in the Netherlands
Octopus Cards (NL) B.V.	EUR18,000	57.4%	–	100%	Netherlands	Project management on introducing a smart card system in the Netherlands
Octopus Connect Limited	HK$2	57.4%	–	100%	Hong Kong	Customer relationship management service
Octopus Rewards Limited	HK$1	57.4%	–	100%	Hong Kong	Develop and operate a common loyalty programme
Octopus Investments Limited	HK$2	57.4%	–	100%	Hong Kong	Investment holding

22 Interests in non-controlled subsidiaries (continued)

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited (subsequently replaced by KMB Public Bus Services Holdings Limited), Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited (subsequently replaced by New World First Bus Services Limited and New World First Ferry Services Limited), to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a 57.4% interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority ("HKMA") to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only.

On 17 January 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company.

On 21 October 2005, the Company and the other shareholders of OCL entered into a number of agreements to adjust the arrangements relating to OCL, in order to make the non-payment businesses of OCL into new, separate subsidiaries independent of the payment business of OCL that is regulated by the HKMA. Accordingly, a new holding company, Octopus Holdings Limited ("OHL"), has been set up to hold the entire issued share capital of each of these new companies as well as OCL. The Company's effective interest in OHL and its subsidiaries is 57.4%.

At the same time, the shareholders of OHL made a loan in aggregate amounting to HK$150 million to OHL pursuant to a Subordinated Loan Agreement, with each shareholder lending an amount in proportion to its shareholding in OHL. The Company has therefore lent HK$86 million to OHL (or 57.4% of the total amount of the loan). The loan is for a term of five years and is unsecured, the rights of the lenders are subordinated in all respects to the rights of the other unsubordinated creditors of OHL in respect of all other unsubordinated liabilities, and interest on the loan is payable at a rate of 5.5% per annum.

During the year ended 31 December 2005, a total amount of HK$54 million *(2004: HK$51 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees and fees for handling Octopus card issuance and refund amounting to HK$9 million *(2004: HK$10 million)* and HK$5 million *(2004: HK$6 million)* respectively were received from OCL in respect of services and facilities provided by the Company at various MTR stations.

During the year, services fees amounting to HK$2 million *(2004: HK$2 million)* were also received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

22 Interests in non-controlled subsidiaries (continued)

The condensed consolidated profit and loss account and the balance sheet for OHL are shown below:

Profit and loss account

Year ended 31 December *in HK$ million*	**2005 (Audited)**	2004 (Audited and restated)
Turnover	**279**	262
Other operating income	**76**	55
	355	317
Staff costs	**(78)**	(66)
Load agent fees and bank charges for add value services	**(47)**	(41)
Other expenses	**(101)**	(80)
Operating profit before depreciation	**129**	130
Depreciation	**(89)**	(81)
Operating profit before interest and finance charges	**40**	49
Net interest income	**41**	28
Profit before taxation	**81**	77
Income tax	**(12)**	(8)
Profit for the year	**69**	69
Group's share of profit before taxation (note 11)	**47**	44
Group's share of income tax (note 11)	**(7)**	(5)
Dividend	**-**	150
Group's share of dividend	-	86

Balance sheet

at 31 December *in HK$ million*	**2005 (Audited)**	2004 (Audited)
Assets		
Fixed assets	**158**	201
Investments	**1,210**	993
Cash at banks and in hand	**336**	259
Other assets	**129**	101
	1,833	1,554
Liabilities		
Card floats and card deposits due to cardholders	**(1,311)**	(1,208)
Amounts due to shareholders	**(41)**	(167)
Other liabilities	**(301)**	(68)
	(1,653)	(1,443)
Net assets	**180**	111
Equity		
Share capital	**42**	42
Retained profits	**138**	69
	180	111
Group's share of net assets	**103**	63

23 Investments in subsidiaries

The Company

in HK$ million	**2005**	2004
Unlisted shares, *at cost*	**185**	185
Less: Impairment losses	**3**	3
	182	182

The following list contains details of subsidiaries as at 31 December 2005, other than the non-controlled subsidiaries the relevant details of which are disclosed in note 22. All of these are controlled subsidiaries as defined under note 2C and have been consolidated into the Group's financial statements.

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	–	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	Cayman Islands	Finance
MTR Finance Lease (001) Limited *	US$1	100%	100%	–	Cayman Islands	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	–	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	–	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	–	Hong Kong	Travel services
MTR China Consultancy Company Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
MTR Consulting (Shenzhen) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	–	The People's Republic of China	Railway consultancy services
MTR Consultancy (Beijing) Co. Ltd. (Incorporated)	HK$1,000,000	100%	100%	–	The People's Republic of China	Railway consultancy services, marketing and promotion
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services, property investment and development
Shanghai Hong Kong Metro Construction Management Co. Ltd. (Incorporated)	HK$15,000,000	60%	–	60%	The People's Republic of China	Railway construction management and development
Candiman Limited *	US$1	100%	100%	–	British Virgin Islands	Investment holding
MTR Corporation (Shenzhen) Limited (Incorporated)	HK$250,000,000	100%	–	100%	The People's Republic of China	Conduct early-stage preparatory work for Shenzhen Metro Line 4 project
MTR Beijing Line 4 Investment Company Limited	HK$1	100%	100%	–	Hong Kong	Investment holding
MTR China Property Limited	HK$1,000	100%	100%	–	Hong Kong	Property management
Chongqing Premier Property Management Co. Ltd. * (Incorporated)	US$150,000	70%	–	70%	The People's Republic of China	Property management

23 Investments in subsidiaries (continued)

Name of company	Issued and paid up ordinary/registered share capital	Proportion of ownership interest: Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Shenzhen Donghai Anbo Property Management Co. Ltd. * (Incorporated)	RMB3,000,000	51%	–	51%	The People's Republic of China	Property management
MTR (Beijing) Property Services Co. Limited * (Incorporated)	RMB3,000,000	100%	100%	–	The People's Republic of China	Property management
Glory Goal Limited *	HK$1	100%	100%	–	Hong Kong	Investment holding
MTR (Beijing) Commercial Facilities Management Co. Ltd. (Incorporated)	HK$49,228,000	100%	–	100%	The People's Republic of China	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	–	Hong Kong	Radio communication services
TraxComm Limited	HK$15,000,000	100%	100%	–	Hong Kong	Fixed telecommunication network services
Rail Sourcing Solutions (International) Limited	HK$2	100%	100%	–	Hong Kong	Global railway supply and sourcing services
Rail Sourcing Solutions (UK) Limited *	GBP1	100%	–	100%	United Kingdom	Railway supply and sourcing services
MTR Corporation (UK) Limited	GBP29	100%	100%	–	United Kingdom	Investment holding
MTR Corporation (IKF) Limited	GBP29	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (No.2) Limited	GBP1	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (SWT) Limited *	GBP1	100%	–	100%	United Kingdom	Investment holding
MTR Corporation (Silverlink) Limited *	GBP1	100%	–	100%	United Kingdom	Investment holding
Hong Kong Cable Car Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
Lantau Cable Car Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Estates Management) Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Shanghai Metro Management) Limited *	HK$1,000	100%	100%	–	Hong Kong	Dormant

* Subsidiaries not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total net assets and total turnover constituting less than 1% of the respective consolidated totals.

The registered share capital of MTR Corporation (Shenzhen) Limited was increased to HK$250 million on 8 June 2005, of which HK$200 million has been paid up as of 31 December 2005. The remaining registered share capital was paid up in January 2006.

The registered share capital of MTR (Beijing) Commercial Facilities Management Co. Ltd. is HK$49 million, of which 15% or about HK$7 million has been paid up as of 31 December 2005.

A final distribution of HK$1 million was received upon de-registration of MTR Corporation (Singapore) Pte. Ltd. in November 2005. During the year, Beijing Premier Property Management Co. Ltd. has been disposed of at a consideration of HK$1.4 million resulting in a net loss of HK$0.1 million.

24 Interests in associates

The Group and the Company had interests in the following associates at 31 December 2005:

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Great South Eastern Railway Limited *	GBP100	29%	–	29%	United Kingdom	Bidding vehicle
MTR Laing Railway Company Limited *	GBP2	50%	–	50%	United Kingdom	Bidding vehicle
Great South Western Railway Limited *	GBP2	50%	–	50%	United Kingdom	Bidding vehicle

* Companies not audited by KPMG.

The summary financial information of the Group's effective interests on the associates is as follows:

in HK$ million	**2005**	2004
Non-current assets	**–**	–
Current assets	**2**	–
Non-current liabilities	**–**	–
Current liabilities	**(33)**	–
Net assets	**(31)**	–
Income	**–**	–
Expenses	**(31)**	–
Profit for the year	**(31)**	–

25 Investments in securities

Investments in securities represents debt securities held by an overseas insurance underwriting subsidiary comprising:

The Group

in HK$ million	**2005**	2004
Debt securities listed overseas, at fair value (2004: at cost):		
– maturing within 1 year	**23**	68
– maturing after 1 year	**160**	134
	183	202

These securities were originally acquired with an intention to hold to maturity and were classified as held to maturity securities stated at cost in 2004. In 2005, management changed its intention to allow trading of securities held to enable more effective portfolio management. The investments were reclassified as trading securities and were stated at their fair value as at 31 December 2005. No prior period adjustment on the 2004 comparative figure has been made as the adjustment, which amounting to HK$1 million, was considered insignificant.

26 Staff housing loans

The Group and The Company

in HK$ million	**2005**	2004
Balance at 1 January	**47**	67
Redemption	**(8)**	(13)
Repayment	**(5)**	(7)
Balance at 31 December	**34**	47

The Group and The Company

in HK$ million	**2005**	2004
Amounts receivable:		
– within 1 year	**5**	5
– after 1 year	**29**	42
	34	47

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

The Company considers that the nominal value of housing loans are not significantly different from their fair values.

27 Properties held for sale

The Group and The Company

in HK$ million	**2005**	2004
Properties held for sale		
– at cost	**1,090**	597
– at net realisable value	**221**	218
	1,311	815

The properties held for sale at 31 December 2004 and 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. They are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development (note 8). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their fair value upon receipt as determined by reference to an independent open market valuation at date of receipt (note 2J(vii)), or their net realisable value at the balance sheet date. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. The net realisable values as at 31 December 2004 and 2005 are determined by reference to an open market valuation of the properties as at those dates, undertaken by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Members of the Hong Kong Institute of Surveyors.

Properties held for sale at net realisable value are stated net of provision, made in order to state these properties at the lower of their cost and estimated net realisable value. Properties held for sale at year-end included reversal of prior periods' write-down of inventories to estimated net realisable value, amounting to HK$4 million *(2004: HK$16 million)*, recognised as an increase in the carrying value of inventories due to a rise in their estimated net realisable value in line with recovery of the property market.

28 Derivative financial assets and liabilities

A Fair value

The contracted notional amounts, fair values and maturities of derivative instruments outstanding are as follows:

The Group and The Company

	Notional amount	Fair values				
		Maturing in				
in HK$ million		Less than 1 year	1–2 years	2–5 years	Over 5 years	Total
2005						
Derivative financial assets						
Foreign exchange forwards						
– cash flow hedges	**478**	**1**	**–**	**–**	**–**	**1**
Cross currency swaps						
– fair value hedges	**2,517**	**1**	**1**	**68**	**6**	**76**
Interest rate swaps						
– fair value hedges	**4,219**	**5**	**–**	**84**	**32**	**121**
– cash flow hedges	**2,000**	**14**	**–**	**13**	**–**	**27**
– not qualified as hedges	**900**	**8**	**–**	**1**	**–**	**9**
	10,114	**29**	**1**	**166**	**38**	**234**
Derivative financial liabilities						
Foreign exchange forwards						
– cash flow hedges	**25**	**1**	**–**	**–**	**–**	**1**
– not qualified as hedges	**95**	**5**	**–**	**–**	**–**	**5**
Cross currency swaps						
– fair value hedges	**14,015**	**–**	**–**	**128**	**153**	**281**
Interest rate swaps						
– fair value hedges	**750**	**–**	**–**	**3**	**12**	**15**
– cash flow hedges	**100**	**–**	**1**	**–**	**–**	**1**
– not qualified as hedges	**650**	**–**	**4**	**–**	**–**	**4**
	15,635	**6**	**5**	**131**	**165**	**307**
Total	**25,749**					

The Group and The Company

		Notional amount			
		Maturing in			
in HK$ million	Total	Less than 1 year	1–2 years	2–5 years	Over 5 years
2004					
Foreign exchange forwards	432	351	51	30	–
Cross currency swaps	19,267	2,734	20	5,896	10,617
Interest rate swaps	14,723	6,100	3,850	2,527	2,246
	34,422	9,185	3,921	8,453	12,863

Discounted cash flow method, which discounts the future contractual cash flows at the current market interest and foreign exchange rates that are available to the Group for similar financial instruments, is the main valuation technique used to determine the fair value of the Group's borrowings and derivative financial instruments such as interest rate swaps and cross currency swaps. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The Group's derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the re evant interest rate swap curves as of 31 December 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.925% to 4.594%, U.S dollars from 4.334% to 5.106% and Euro from 2.384% to 3.853%.

28 Derivative financial assets and liabilities (continued)

B Financial risks

The Group's operating activities and financing activities expose it to three main types of financial risks, namely interest rate risk, foreign exchange risk and credit risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge its exposure to interest rate and foreign exchange risks. These instruments are employed solely for hedging and not for trading or speculation purposes.

Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity. The Board regularly reviews these polices and authorizes changes if necessary based on operating and market conditions and other relevant factors.

(i) Interest rate risk

The Group's interest rate risk arises from borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk whilst borrowings based on floating rates expose the Group to cash flow interest rate risk. The Group manages its exposure to interest rate risk by using mostly interest rate swaps.

(ii) Foreign exchange risk

Foreign exchange risk arises when recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group manages its exposure to the foreign exchange risk by using mostly cross currency swaps and forward foreign exchange contracts.

(iii) Credit risk

The Group's exposure to credit risk arises mainly from the derivatives financial instruments that it has entered into with various counter-parties to hedge its exposure to interest rate and foreign exchange risks.

The Group manages this risk on an ongoing basis by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential movement in the values of the derivatives financial instruments employed.

As at balance sheet date, the maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instrument.

29 Stores and spares

The Group and The Company

in HK$ million	**2005**	2004
Stores and spares expected to be consumed:		
– within 1 year	**137**	142
– after 1 year	**121**	116
	258	258
Less: Specific provision for obsolete stock	**10**	10
	248	248

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

30 Debtors, deposits and payments in advance

in HK$ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Debtors (net of specific impairment losses for bad and doubtful debts), deposits and payments in advance relate to:				
– Property development projects	**2,042**	282	**2,042**	282
– Railway operations and other projects	**1,053**	994	**933**	989
	3,095	1,276	**2,975**	1,271

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Consultancy services income are billed monthly and are due within 30 days.

(iv) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

in HK$ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Amounts not yet due	**2,461**	690	**2,448**	681
Overdue by 30 days	**107**	106	**61**	103
Overdue by 60 days	**26**	20	**24**	14
Overdue by 90 days	**35**	6	**6**	6
Overdue by more than 90 days	**17**	70	**12**	70
Total debtors	**2,646**	892	**2,551**	874
Deposits and payments in advance	**348**	286	**323**	299
Prepaid pension costs	**101**	98	**101**	98
	3,095	1,276	**2,975**	1,271

Included in amounts not yet due are HK$1,991 million *(2004: HK$263 million)* receivable in respect of property developments.

As at 31 December 2005, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$168 million *(2004: HK$161 million)* included in the amounts relating to deposits and receivables in respect of railway operations and other projects, which were expected to be recovered between one to three years. The nominal values less impairment losses for bad and doubtful debts are not discounted as it is considered that the effect of discounting would not be significant.

Included in debtors, deposits and payments in advance are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in $ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Euro	**2**	1	**2**	1
Japanese Yen	**1**	–	**1**	–
New Taiwan dollar	**13**	4	**13**	4
Pataca	**2**	9	**2**	9
United States dollar	**22**	24	**22**	24

31 Amounts due from the Government and other related parties

in HK$ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Amounts due from:				
– the Government	**27**	36	**27**	36
– the Housing Authority	**22**	10	**22**	10
– the Kowloon-Canton Railway Corporation ("KCRC")	**2**	–	**2**	–
– non-controlled subsidiary	**88**	87	**88**	87
– other subsidiaries of the Company (net of impairment losses)	**–**	–	**285**	142
Loan to an associate	**15**	–	**–**	–
	154	133	**424**	275

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at 31 December 2005, all contract retentions on the above entrusted works were due for release within one year *(2004: HK$20 million)*. All other amounts due from the Government and other related parties were expected to be received within 12 months.

The nominal values of amounts due from the Government and other related parties are considered not significantly different from their fair values as the amounts due are expected to be substantially settled within 24 months. The loan to an associate is interest bearing at floating market rate, which is similar to the Company's discount rate. The carrying value of the loan is considered to approximate its fair values.

32 Cash and cash equivalents

in HK$ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Deposits with banks and other financial institutions	**53**	84	**53**	84
Cash at banks and in hand	**306**	185	**63**	53
Cash and cash equivalents in the balance sheet	**359**	269	**116**	137
Bank overdrafts (note 33B)	**(14)**	(11)	**(14)**	(11)
Cash and cash equivalents in the cash flow statement	**345**	258	**102**	126

During the year, the Group recognised property development profit out of deferred income and received properties as sharing in kind totalling HK$2,860 million *(2004: HK$2,609 million)*, which were transactions not involving movements of cash or cash equivalents.

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

in $ million	The Group 2005	The Group 2004	The Company 2005	The Company 2004
Euro	**2**	7	**2**	7
New Taiwan dollar	**63**	31	**63**	31
Pound sterling	**–**	2	**–**	2
Swiss franc	**2**	–	**2**	–
United States dollar	**14**	4	**2**	–

33 Loans and obligations under finance leases

A By type

The Group

in HK$ million	Carrying amount **2005**	Fair value **2005**	Repayable amount **2005**	Repayable amount 2004
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	–	–	–	2,324
US dollar Global notes due 2009	**5,711**	**6,253**	**5,834**	5,834
US dollar Global notes due 2010	**4,582**	**5,176**	**4,679**	4,679
Debt issuance programme notes due 2005	–	–	–	194
Debt issuance programme (Eurobond due 2014)	**4,514**	**4,605**	**4,663**	4,663
	14,807	**16,034**	**15,176**	17,694
Unlisted:				
Debt issuance programme notes due 2005 to 2020	**5,976**	**6,226**	**6,021**	4,918
HK dollar notes due 2006 to 2008	**1,526**	**1,520**	**1,500**	1,500
HK dollar retail bonds due 2005 to 2006	**1,002**	**1,003**	**1,000**	2,250
	8,504	**8,749**	**8,521**	8,668
Total capital market instruments	**23,311**	**24,783**	**23,697**	26,362
Bank loans	**4,282**	**4,315**	**4,306**	3,612
Obligations under finance leases (note 33C)	**272**	**272**	**272**	393
Loans and obligations under finance leases	**27,865**	**29,370**	**28,275**	30,367
Bank overdrafts	**14**	**14**	**14**	11
Short-term loans	**385**	**385**	**385**	–
Total	**28,264**	**29,769**	**28,674**	30,378

The Company

in HK$ million	Carrying amount **2005**	Fair value **2005**	Repayable amount **2005**	Repayable amount 2004
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	–	–	–	2,324
US dollar Global notes due 2009	**5,711**	**6,253**	**5,834**	5,834
US dollar Global notes due 2010	**4,582**	**5,176**	**4,679**	4,679
Debt issuance programme notes due 2005	–	–	–	194
	10,293	**11,429**	**10,513**	13,031
Unlisted:				
Debt issuance programme notes due 2005 to 2018	**443**	**614**	**480**	665
	443	**614**	**480**	665
Total capital market instruments	**10,736**	**12,043**	**10,993**	13,696
Bank loans	**4,282**	**4,315**	**4,306**	3,612
Obligations under finance leases (note 33C)	**272**	**272**	**272**	393
Loans and obligations under finance leases	**15,290**	**16,630**	**15,571**	17,701
Bank overdrafts	**14**	**14**	**14**	11
Short-term loans	**385**	**385**	**385**	–
Total	**15,689**	**17,029**	**15,970**	17,712

33 Loans and obligations under finance leases (continued)

As at 31 December 2005, the Group had available undrawn committed bank loan facilities amounting to HK$5,300 million *(2004: HK$5,815 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$8,851 million *(2004: HK$10,536 million)*, comprising a debt issuance programme and short-term bank loan facilities.

The fair values are based on the discounted cash flows method which discounts the future contractual cash flows at the current market interest and foreign exchange rates that is available to the Group for similar financial instruments.

The Group's derivative financial instruments consist predominantly of interest rate and cross currency swaps, and the Group used the relevant interest rate swap curves as of 31 December 2005 to discount financial instruments. For Hong Kong dollars, interest rates used ranged from 3.925% to 4.594%, U.S dollars from 4.334% to 5.106% and Euro from 2.384% to 3.853%.

The carrying amounts of short-term loans and overdrafts approximated their fair values.

The amounts of borrowings, denominated in a currency other than the functional currency of the entity to which they relate, before and after currency hedging activities are as follows:

The Group

	Before hedging activities		After hedging activities	
in $ million	**2005**	2004	**2005**	2004
Euro	**13**	15	**–**	–
United States dollar	**2,120**	2,447	**10**	12

The Company

	Before hedging activities		After hedging activities	
in $ million	**2005**	2004	**2005**	2004
Euro	**13**	15	**–**	–
United States dollar	**1,420**	1,747	**10**	12

33 Loans and obligations under finance leases (continued)

B By repayment terms

The Group

in HK$ million	Capital market instruments **2005**	Bank loans and overdrafts **2005**	Obligations under finance leases **2005**	Total **2005**	Total 2004
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**10,084**	**916**	–	**11,000**	13,502
Amounts repayable within a period of between 2 and 5 years	**11,163**	**2,178**	–	**13,341**	9,070
Amounts repayable within a period of between 1 and 2 years	–	**606**	**141**	**747**	3,186
Amounts repayable within 1 year	**2,450**	**606**	**131**	**3,187**	4,609
	23,697	**4,306**	**272**	**28,275**	30,367
Bank overdrafts	–	**14**	–	**14**	11
Short-term loans	–	**385**	–	**385**	–
	23,697	**4,705**	**272**	**28,674**	30,378
Less: Unamortised discount/premium/ finance charges outstanding	**(118)**	**(5)**	–	**(123)**	
Adjustment due to fair value change of financial instruments	**(268)**	**(19)**	–	**(287)**	
Total carrying amount of debt	**23,311**	**4,681**	**272**	**28,264**	

The Company

in HK$ million	Capital market instruments **2005**	Bank loans and overdrafts **2005**	Obligations under finance leases **2005**	Total **2005**	Total 2004
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**480**	**916**	–	**1,396**	5,236
Amounts repayable within a period of between 2 and 5 years	**10,513**	**2,178**	–	**12,691**	8,570
Amounts repayable within a period of between 1 and 2 years	–	**606**	**141**	**747**	736
Amounts repayable within 1 year	–	**606**	**131**	**737**	3,159
	10,993	**4,306**	**272**	**15,571**	17,701
Bank overdrafts	–	**14**	–	**14**	11
Short-term loans	–	**385**	–	**385**	–
	10,993	**4,705**	**272**	**15,970**	17,712
Less: Unamortised discount/premium/ finance charges outstanding	**(65)**	**(5)**	–	**(70)**	
Adjustment due to fair value change of financial instruments	**(192)**	**(19)**	–	**(211)**	
Total carrying amount of debt	**10,736**	**4,681**	**272**	**15,689**	

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

33 Loans and obligations under finance leases (continued)

C Obligations under finance leases

As at 31 December 2005, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments **2005**	Interest expense relating to future periods **2005**	Total minimum lease payments **2005**	Present value of the minimum lease payments 2004	Interest expense relating to future periods 2004	Total minimum lease payments 2004
Amounts repayable within a period of between 2 and 5 years	**–**	**–**	**–**	141	9	150
Amounts repayable within a period of between 1 and 2 years	**141**	**9**	**150**	131	19	150
Amounts repayable within 1 year	**131**	**19**	**150**	121	29	150
	272	**28**	**300**	393	57	450

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 17E).

D Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2005 and 2004 comprise:

The Group

in HK$ million	**2005**		2004	
	Principal amount	Net consideration received	Principal amount	Net consideration received
Debt issuance programme notes	**1,500**	**1,491**	5,158	5,109

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$1,650 million *(2004: HK$4,415 million)* unlisted Hong Kong dollar notes upon maturity.

During the year, the Group redeemed HK$2,518 million *(2004: Nil)* listed debt securities upon maturities, including:

(i) Yankee Notes USD300 million due 2005; and

(ii) Medium Term USD25 million Notes due 2005 issued under Debt Issuance Programme.

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2005 and 2004.

33 Loans and obligations under finance leases (continued)

F Interest rates

Outstanding amount of total borrowings, excluding obligations under finance leases, of HK$27,992 million *(2004: HK$29,985 million)* comprise:

The Group

	Fixed rate borrowings and borrowings swapped to fixed rates		Variable rate borrowings and borrowings swapped from fixed rate	
	Carrying amount *HK$ million*	Interest rate *% p.a.*	Carrying amount *HK$ million*	Interest rate *% p.a.*
2005				
Amounts repayable beyond 5 years	**6,635**	**4.3 – 8.4**	**4,169**	**(Note)**
Amounts repayable within a period of between 2 and 5 years	**7,528**	**3.1 – 7.5**	**5,594**	
Amounts repayable within a period of between 1 and 2 years	**557**	**4.9 – 5.5**	**45**	
Amounts repayable within 1 year	**3,409**	**2.2 – 5.5**	**55**	
	18,129		**9,863**	**3.3 – 6.2**

The Company

	Fixed rate borrowings and borrowings swapped to fixed rates		Variable rate borrowings and borrowings swapped from fixed rate	
	Carrying amount *HK$ million*	Interest rate *% p.a.*	Carrying amount *HK$ million*	Interest rate *% p.a.*
2005				
Amounts repayable beyond 5 years	**447**	**5.5 – 8.4**	**911**	**(Note)**
Amounts repayable within a period of between 2 and 5 years	**7,528**	**3.1 – 7.5**	**4,928**	
Amounts repayable within a period of between 1 and 2 years	**557**	**4.9 – 5.5**	**45**	
Amounts repayable within 1 year	**2,407**	**2.2 – 5.5**	**(1,406)**	
	10,939		**4,478**	**3.3 – 6.2**

The Group

	Fixed rate loans and loans swapped to fixed rates		Variable rate loans and loans swapped from fixed rate	
	Outstanding amount *HK$ million*	Interest rate *% p.a.*	Outstanding amount *HK$ million*	Interest rate *% p.a.*
2004				
Amounts repayable beyond 5 years	9,225	4.5 – 8.4	4,277	(Note)
Amounts repayable within a period of between 2 and 5 years	4,382	3.1 – 7.5	4,547	
Amounts repayable within a period of between 1 and 2 years	3,408	2.2 – 5.5	(353)	
Amounts repayable within 1 year	4,944	4.4 – 8.0	(445)	
	21,959		8,026	0.3 – 3.7

The Company

	Fixed rate loans and loans swapped to fixed rates		Variable rate loans and loans swapped from fixed rate	
	Outstanding amount *HK$ million*	Interest rate *% p.a.*	Outstanding amount *HK$ million*	Interest rate *% p.a.*
2004				
Amounts repayable beyond 5 years	958	5.5 – 8.4	4,278	(Note)
Amounts repayable within a period of between 2 and 5 years	3,883	3.1 – 7.5	4,546	
Amounts repayable within a period of between 1 and 2 years	958	2.2 – 5.5	(353)	
Amounts repayable within 1 year	3,494	4.4 – 8.0	(445)	
	9,293		8,026	0.3 – 3.7

Note: In respect of the variable rate borrowings and borrowings swapped from fixed rate, the interest rates quoted are their contract rates as at balance sheet date subject to repricing in less than one year.

34 Creditors, accrued charges and provisions

in HK$ million	The Group 2005	The Group 2004 (Restated)	The Company 2005	The Company 2004 (Restated)
Creditors, accrued charges and provisions				
– Airport Railway Project	**87**	89	**87**	89
– Tseung Kwan O Extension Project	**155**	223	**155**	223
– Property Projects	**559**	483	**559**	483
– Railway operations and other projects	**2,446**	2,195	**2,173**	1,963
Gross amount due to customers for contract work	**56**	47	–	–
	3,303	3,037	**2,974**	2,758

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The aggregate amount of costs incurred plus recognised profits less recognised losses to date, included in the gross amount due to customers for contract work at 31 December 2005, is HK$130 million *(2004: HK$58 million)*.

The gross amount due to customers for contract work at 31 December 2005 that is expected to be settled after more than one year is HK$56 million *(2004: HK$47 million)*.

The analysis of creditors included above by due dates is as follows:

in HK$ million	The Group 2005	The Group 2004 (Restated)	The Company 2005	The Company 2004 (Restated)
Due within 30 days or on demand	**591**	563	**459**	414
Due after 30 days but within 60 days	**643**	509	**601**	474
Due after 60 days but within 90 days	**116**	106	**104**	105
Due after 90 days	**1,370**	1,356	**1,233**	1,262
	2,720	2,534	**2,397**	2,255
Rental and other refundable deposits	**446**	369	**440**	369
Accrued employee benefits	**137**	134	**137**	134
Total	**3,303**	3,037	**2,974**	2,758

Creditors, accrued charges and provisions in respect of the capital projects and other construction works include provisions for claims on completed contracts, which were capitalised as part of the related assets. Most of these claims have been resolved and it is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects. The carrying amounts of such claim provisions and their movements are not separately disclosed in view of their commercial sensitivity.

As at 31 December 2005, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$658 million *(2004: HK$532 million, as restated)* included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators, majority of which are due to be repaid within three years. The Group considers the effect of discounting these deposits would be immaterial.

The nominal values of creditors, accrued charges and provisions less estimated credit adjustments of creditors are not significantly different from their fair values.

34 Creditors, accrued charges and provisions (continued)

Included in creditors, accrued charges and provisions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2005**	2004	**2005**	2004
Euro	**3**	5	**3**	5
Japanese Yen	**2**	1	**2**	1
New Taiwan dollar	**–**	1	**–**	1
Pound sterling	**1**	–	**1**	–
Swiss franc	**1**	2	**1**	2
United States dollar	**51**	55	**37**	40
Won	**2**	–	**2**	–

35 Contract retentions

The Group and The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2005			
Tseung Kwan O Extension Project	**–**	**7**	**7**
Railway operations and other projects	**16**	**147**	**163**
	16	**154**	**170**
2004			
Tseung Kwan O Extension Project	–	41	41
Railway operations and other projects	71	128	199
	71	169	240

The effect of discounting these contract retentions is considered immaterial as these amounts are substantially due to be released within 24 months.

Included in contract retentions are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
in $ million	**2005**	2004	**2005**	2004
Swiss franc	**3**	3	**3**	3

36 Amounts due to related parties

The followings are amount due to KCRC in respect of entrustment works and amounts due to the subsidiaries and associates:

	The Group		The Company	
in HK$ million	**2005**	2004	**2005**	2004
Amounts due to:				
– KCRC	**–**	1	**–**	1
– subsidiaries	**–**	–	**12,773**	12,370
– associates	**17**	–	**–**	–
	17	1	**12,773**	12,871

As at 31 December 2005, HK$17 million *(2004: HK$1 million)* due to associates are expected to be settled within one year. Amounts due to the subsidiaries of HK$12,773 million *(2004: HK$12,665 million)* are expected to be settled after one year.

All amounts due to the Company's subsidiaries *(2004: HK$12,863 million)* relates to amounts due to MTR Corporation (C.I.) Limited in respect of proceeds from bonds and notes issued by the subsidiary, which were on-lent to the Company for its general corporate purposes with specified repayment dates and interest rates (note 33D). These amounts are stated at their fair values. The remaining balances due to subsidiaries and associates are non-interest bearing and have not been discounted as they do not have any fixed repayment terms and the amount is not material.

37 Deferred liabilities

The Group and The Company

in HK$ million	**2005**	2004
Estate management funds		
– Refundable deposits on managed properties	**52**	50
– Building maintenance and asset replacement reserve funds	**60**	59
	112	109

Refundable deposits on managed properties are substantially due within three years and the effect of discounting these deposits would be immaterial. Building maintenance and asset replacement reserve funds are withdrawable on demand.

38 Deferred income

The Group and The Company

in HK$ million	**2005**	2004
Deferred income on property development (note 19B)	**3,458**	4,506
Deferred income on lease out and lease back transaction (note 17G)	**132**	137
Less: Amount recognised as income	**6**	5
	126	132
	3,584	4,638

39 Income tax in the balance sheet

A Current taxation in the consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current tax rates of taxation ruling in the relevant countries.

B Deferred tax assets and liabilities recognised
The components of deferred tax assets and liabilities recognised in the balance sheet and the movements during the year are as follows:

The Group

	Deferred tax arising from					
in HK$ million	Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Cash flow hedges	Tax losses	Total
2005						
At 1 January 2005, as previously reported	**9,023**	**62**	**(131)**	**–**	**(4,205)**	**4,749**
Prior period adjustments on effects of changes in accounting policy (note 3)	**–**	**1,604**	**–**	**–**	**–**	**1,604**
At 1 January 2005, as restated	**9,023**	**1,666**	**(131)**	**–**	**(4,205)**	**6,353**
Charged/(credited) to consolidated profit and loss account	**232**	**490**	**(1)**	**–**	**827**	**1,548**
Charged to reserves (note 41)	**–**	**86**	**–**	**5**	**–**	**91**
At 31 December 2005	**9,255**	**2,242**	**(132)**	**5**	**(3,378)**	**7,992**
2004						
At 1 January 2004, as previously reported	8,753	4	(111)	–	(4,646)	4,000
Prior period adjustments on effects of changes in accounting policy (note 3)	–	1,169	–	–	–	1,169
At 1 January 2004, as restated	8,753	1,173	(111)	–	(4,646)	5,169
Charged/(credited) to consolidated profit and loss account (restated)	270	435	(20)	–	441	1,126
Charged to reserves (note 41)	–	58	–	–	–	58
At 31 December 2004, as restated	9,023	1,666	(131)	–	(4,205)	6,353

The Company

	Deferred tax arising from					
in HK$ million	Depreciation allowances in excess of related depreciation	Revaluation of properties	Provision and other temporary differences	Cash flow hedges	Tax losses	Total
2005						
At 1 January 2005, as previously reported	**9,012**	**62**	**(131)**	**–**	**(4,179)**	**4,764**
Prior period adjustments on effects of changes in accounting policy (note 3)	**–**	**1,604**	**–**	**–**	**–**	**1,604**
At 1 January 2005, as restated	**9,012**	**1,666**	**(131)**	**–**	**(4,179)**	**6,368**
Charged/(credited) to profit and loss account	**244**	**490**	**(1)**	**–**	**819**	**1,552**
Charged to reserves (note 41)	**–**	**86**	**–**	**5**	**–**	**91**
At 31 December 2005	**9,256**	**2,242**	**(132)**	**5**	**(3,360)**	**8,011**
2004						
At 1 January 2004, as previously reported	8,753	4	(111)	–	(4,646)	4,000
Prior period adjustments on effects of changes in accounting policy (note 3)	–	1,169	–	–	–	1,169
At 1 January 2004, as restated	8,753	1,173	(111)	–	(4,646)	5,169
Charged/(credited) to profit and loss account (restated)	259	435	(20)	–	467	1,141
Charged to reserves (note 41)	–	58	–	–	–	58
At 31 December 2004, as restated	9,012	1,666	(131)	–	(4,179)	6,368

39 Income tax in the balance sheet *(continued)*

in HK$ million	The Group 2005	The Group 2004 (Restated)	The Company 2005	The Company 2004 (Restated)
Net deferred tax asset recognised in the balance sheet	**(19)**	(15)	**–**	–
Net deferred tax liability recognised in the balance sheet	**8,011**	6,368	**8,011**	6,368
	7,992	6,353	**8,011**	6,368

C In accordance with tax accounting policy set out in note 2W, the Group has not recognised deferred tax assets in respect of its subsidiaries' cumulative tax losses of HK$77 million *(2004: HK$24 million)* as it is not probable that future taxable profits against which the losses can be utilised will be available in the relevant tax jurisdictions and entities.

40 Share capital, share premium and capital reserve

in HK$ million	2005	2004
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,481,856,439 shares *(2004: 5,389,999,974 shares)* of HK$1.00 each	**5,482**	5,390
Share premium	**4,780**	3,691
Capital reserve	**27,188**	27,188
	37,450	36,269

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

	Number of shares	Option/ scrip price *HK$*	Proceeds credited to: Share capital account *HK$ million*	Proceeds credited to: Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised					
– Pre-Global Offering Share Option Scheme	**5,282,500**	**8.44**	**5**	**40**	**45**
– New Joiners Share Option Scheme	**117,500**	**9.75**	**–**	**1**	**1**
Issued as 2004 final scrip dividends	**62,121,448**	**12.14**	**62**	**692**	**754**
Issued as 2005 interim scrip dividends	**24,335,017**	**15.66**	**25**	**356**	**381**
	91,856,465		**92**	**1,089**	**1,181**

Outstanding share options under the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme as at 31 December 2005 are disclosed in note 42.

41 Other reserves

The Group

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Exchange reserve	Retained profits	Total
	Attributable to equity shareholders of the Company						
2005							
Balance as at 1 January 2005, as previously reported	**9,168**	**291**	–	–	–	**17,771**	**27,230**
Prior period adjustments on effects of changes in accounting policies (note 3)	**(9,168)**	–	–	**1**	–	**7,560**	**(1,607)**
	–	**291**	–	**1**	–	**25,331**	**25,623**
Effect of prospective adoption of new accounting policy with respect to financial instruments (note 3)	–	–	**(66)**	–	–	**190**	**124**
Balance as at 1 January 2005, as restated	–	**291**	**(66)**	**1**	–	**25,521**	**25,747**
Cash flow hedges:							
Effective portion of changes in fair value, net of deferred tax	–	–	**69**	–	–	–	**69**
Transfer from equity							
– to profit and loss account	–	–	**32**	–	–	–	**32**
– to initial carrying amount of non-financial hedged items	–	–	**(21)**	–	–	–	**(21)**
– to deferred tax	–	–	**10**	–	–	–	**10**
Dividends approved/paid	–	–	–	–	–	**(2,273)**	**(2,273)**
Surplus on revaluation, net of deferred tax (notes 17 and 39)	–	**406**	–	–	–	–	**406**
Employee share-based payments	–	–	–	**1**	–	–	**1**
Exchange difference on translation of accounts of overseas subsidiaries	–	–	–	–	**4**	–	**4**
Profit for the year	–	–	–	–	–	**8,450**	**8,450**
Balance as at 31 December 2005	–	**697**	**24**	**2**	**4**	**31,698**	**32,425**
2004							
Balance as at 1 January 2004, as previously reported	6,682	18	–	–	–	15,506	22,206
Prior period adjustments on effects of changes in accounting policies (note 3)	(6,682)	–	–	–	–	5,513	(1,169)
Balance as at 1 January 2004, as restated	–	18	–	–	–	21,019	21,037
Dividends approved/paid	–	–	–	–	–	(2,231)	(2,231)
Surplus on revaluation, net of deferred tax (restated) (notes 17 and 39)	–	273	–	–	–	–	273
Employee share-based payments (restated) (note 3)	–	–	–	1	–	–	1
Profit for the year, as previously reported	–	–	–	–	–	4,496	4,496
Effects of changes in accounting policies (note 3)	–	–	–	–	–	2,047	2,047
Profit for the year, as restated	–	–	–	–	–	6,543	6,543
Balance as at 31 December 2004, as restated	–	291	–	1	–	25,331	25,623

41 Other reserves (continued)

The Company

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Retained profits	Total
2005						
Balance as at 1 January 2005, as previously reported	**9,168**	**291**	–	–	**17,553**	**27,012**
Prior period adjustments on effects of changes in accounting policies (note 3)	**(9,168)**	–	–	**1**	**7,560**	**(1,607)**
	–	**291**	–	**1**	**25,113**	**25,405**
Effect of prospective adoption of new accounting policy with respect to financial instruments (note 3)	–	–	**(66)**	–	**190**	**124**
Balance as at 1 January 2005, as restated	–	**291**	**(66)**	**1**	**25,303**	**25,529**
Cash flow hedges:						
Effective portion of changes in fair value, net of deferred tax	–	–	**69**	–	–	**69**
Transfer from equity						
– to profit and loss account	–	–	**32**	–	–	**32**
– to initial carrying amount of non-financial hedged items	–	–	**(21)**	–	–	**(21)**
– to deferred tax	–	–	**10**	–	–	**10**
Dividends approved/paid	–	–	–	–	**(2,273)**	**(2,273)**
Surplus on revaluation, net of deferred tax (notes 17 and 39)	–	**406**	–	–	–	**406**
Employee share-based payments	–	–	–	**1**	–	**1**
Profit for the year	–	–	–	–	**8,364**	**8,364**
Balance as at 31 December 2005	–	**697**	**24**	**2**	**31,394**	**32,117**
2004						
Balance as at 1 January 2004, as previously reported	6,682	18	–	–	15,305	22,005
Prior period adjustments on effects of changes in accounting policies (note 3)	(6,682)	–	–	–	5,513	(1,169)
Balance as at 1 January 2004, as restated	–	18	–	–	20,818	20,836
Dividends approved/paid	–	–	–	–	(2,231)	(2,231)
Surplus on revaluation, net of deferred tax (restated) (notes 17 and 39)	–	273	–	–	–	273
Employee share-based payments (restated) (note 3)	–	–	–	1	–	1
Profit for the year, as previously reported	–	–	–	–	4,479	4,479
Effects of changes in accounting policies (note 3)	–	–	–	–	2,047	2,047
Profit for the year, as restated	–	–	–	–	6,526	6,526
Balance as at 31 December 2004, as restated	–	291	–	1	25,113	25,405

The fixed asset revaluation reserve was set up to deal with the surpluses or deficits arising from the revaluation of self-occupied land and buildings (note 2F(ii)).

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flow in accordance with the accounting policy adopted for cash flow hedges in note 2T(ii).

The employee share-based capital reserve comprises the fair value of share options granted which are yet to be exercised, as explained in accounting policy under note 2U(iv). The amount will either be transferred to the share premium account when the option is exercised, or be released directly to retained profits if the option is expired or forfeited.

41 Other reserves (continued)

Apart from retained profits, the other reserves are not available for distribution to shareholders because they do not constitute realised profits. In addition, the Company considers the cumulative surpluses on revaluation of investment properties, net of tax of HK$9,874 million *(2004: HK$7,564 million, as restated)* included in retained profits are non-distributable as they also do not constitute realised profits. As at 31 December 2005, the Company considers that the total amount of reserves available for distribution to equity shareholders amounted to HK$21,520 million *(2004: HK$17,549 million, as restated)*.

Included in the Group's retained profits as at 31 December 2005 is an amount of HK$48 million *(2004: HK$39 million)*, being the retained profits attributable to the non-controlled subsidiaries and associates.

42 Share-based payments

A Equity-settled share-based payments

The Group granted equity-settled share options to its Members of the Executive Directorate (except CEO) and certain employees under two share option schemes, the Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of the schemes are as follows:

(i) Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") was established. Under the Pre-IPO Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except C K Chow, Lincoln K K Leong and Francois K K Lung who were appointed on 1 December 2003, 1 February 2002 and 26 September 2005 respectively, were granted on 20 September 2000 options to purchase an aggregate of 48,338,000 shares, representing 0.9% of the issued share capital of the Company as at 31 December 2005. The options carry an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme. As of 31 December 2005, all options granted under the Pre-IPO Option Scheme have been vested.

In 2005, no options were vested and a total of 5,282,500 previously vested share options have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$13.77 per share. In addition, no share options were lapsed as a result of the resignation of option holders during the year. As at 31 December 2005, total options to subscribe for 11,923,500 *(2004: 17,206,000)* shares remained outstanding.

As the options under Pre-IPO Option Scheme were granted before 7 November 2002, no share-based payment was required to be recognised in accordance with HKFRS 2 "Share-based payment".

(ii) New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the "New Option Scheme") was adopted at the 2002 Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-IPO Option Scheme. Under the Rules of the New Option Scheme, a maximum of 5,056,431 shares, which represent 0.1% of the issued share capital of the Company as at 31 December 2005, may be issued pursuant to the exercise of options granted under the New Option Scheme. Options granted will be evenly vested in respect of their underlying shares over a period of three years from the date on which the relevant option is offered. The exercise price of any option granted under the New Option Scheme is to be determined by the Company upon the offer of grant of the option and which should not be less than the greatest of (i) the average closing price of an MTR share for the five business days immediately preceding the day of offer of such option; (ii) the closing price of an MTR share on the day of offer of such option, which must be a business day; and (iii) the nominal value of an MTR share.

The following table summarises the share options granted under the New Option Scheme since inception:

	Number of share options	Exercise price *HK$*	Exercisable period
Options granted on:			
– 1 August 2003	1,561,200	9.75	on or prior to 14 July 2013
– 13 September 2005	94,000	15.97	on or prior to 9 September 2015
– 23 September 2005	213,000	15.97	on or prior to 9 September 2015
– 27 September 2005	1,066,000	15.75	on or prior to 26 September 2015
– 17 October 2005	94,000	16.05	on or prior to 6 October 2015

42 Share-based payments (continued)

Movements in the number of share options outstanding and their related weighted average exercise prices were as follows:

	2005		2004	
	Number of options	Weighted average exercise price *HK$*	Number of options	Weighted average exercise price *HK$*
Outstanding at 1 January	**1,561,200**	**9.75**	1,561,200	9.75
Granted during the year	**1,467,000**	**15.82**	–	–
Exercised during the year	**(117,500)**	**9.75**	–	–
Outstanding at 31 December	**2,910,700**	**12.81**	1,561,200	9.75
Exercisable at 31 December	**924,500**	**9.75**	521,000	9.75

The weighted average closing price in respect of the share options exercised during the year was HK$15.21 *(2004: N/A)*.

Share options outstanding at 31 December 2005 had the following exercise prices and remaining contractual lives:

	2005		2004	
	Number of options	Remaining contractual life *years*	Number of options	Remaining contractual life *years*
Exercise price:				
– HK$9.75	**1,443,700**	**7.53**	1,561,200	8.53
– HK$15.97	**307,000**	**9.69**	–	–
– HK$15.75	**1,066,000**	**9.74**	–	–
– HK$16.05	**94,000**	**9.76**	–	–
	2,910,700	**8.64**	1,561,200	8.53

According to the Black-Scholes pricing model, the fair values of options granted during the year ended 31 December 2005 were as follows:

	Date of grant			
	13 September 2005	23 September 2005	27 September 2005	17 October 2005
Fair value of options granted	**HK$2.61**	**HK$2.69**	**HK$2.82**	**HK$2.34**
Inputs into the Black-Scholes pricing model:				
Share price at grant date	**HK$15.55**	**HK$15.70**	**HK$15.70**	**HK$15.10**
Exercise price	**HK$15.97**	**HK$15.97**	**HK$15.75**	**HK$16.05**
Expected volatility	**0.2**	**0.2**	**0.2**	**0.2**
Expected life	**5 years**	**5 years**	**5 years**	**5 years**
Risk-free interest rate	**3.91%**	**3.91%**	**4.08%**	**4.08%**
Expected dividend per share	**HK$0.42**	**HK$0.42**	**HK$0.42**	**HK$0.42**

When computing fair values of the options granted, expected volatility was determined by calculating the historical volatility of the Group's share price over the previous 5 years and the expected life adopted was assumed to be the mid-exercisable period of the options, with expected dividends based on historical dividends. In addition, vesting terms under the grants have been taken into account whilst no market conditions associated with the share option grants have been considered. Changes in the subjective input assumptions could materially affect the fair value estimate.

During the year ended 31 December 2005, the Group recognised total expenses of HK$1 million *(2004: HK$1 million)* related to equity-settled share-based payments.

42 Share-based payments (continued)

B Cash-settled share-based payments

The CEO will be entitled to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (i.e. 30 November 2006). As at 31 December 2005, the Group has recorded liabilities of HK$7 million *(2004: HK$3 million)* in respect of the arrangement. During the year ended 31 December 2005, the Group recorded total expenses of HK$4 million *(2004: HK$3 million)*. Fair value of this entitlement is calculated based on the closing price of the Company's shares at year-end date. As at 31 December 2005, the fair value of these shares was HK$15.25 per share *(2004: HK$12.45)*.

43 Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements so that the assets are kept separate from those of the Company.

A Retirement Scheme

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing 1 December 2000, the MPF Scheme.

(i) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At 31 December 2005, the total membership was 5,844 *(2004: 5,966)*. In 2005, members contributed HK$65 million *(2004: HK$67 million)* and the Company contributed HK$165 million *(2004: HK$224 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2005 was HK$5,899 million *(2004: HK$5,365 million)*.

(ii) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2005, the total membership under this section was 501 *(2004: 406)*. In 2005, total members' contributions were HK$5.5 million *(2004: HK$6.4 million)* and the total contribution from the Company was HK$9.6 million *(2004: HK$13.3 million)*. The net asset value as at 31 December 2005 was HK$97.7 million *(2004: HK$74.8 million)*.

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilised at the discretion of the Company.

(iii) Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2005 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.0% *(2004: 2.0%)* per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(a) the Scheme was solvent, with assets more than adequate to cover the aggregate value of members' vested benefits had all members left the Scheme; and

(b) the value of the Scheme's assets was more than sufficient to cover the aggregate past service liability on the assumption that the Scheme continued in force.

43 Retirement Schemes (continued)

B RBS

The RBS was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2005, there were 366 members *(2004: 397)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2005, the Company was not required to make any contributions to the Scheme *(2004: HK$2 million)*. The net asset value of the RBS as at 31 December 2005 was HK$13 million *(2004: HK$14 million)*.

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2005 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately -1.35% *(2004: -1.25%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(a) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(b) the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2005, the total number of employees of the Company participating in the MPF Scheme was 520 *(2004: 478)*. In 2005, total members' contributions were HK$1.5 million *(2004: HK$1.6 million)* and total contribution from the Company was HK$1.9 million *(2004: HK$2.5 million)*.

44 Defined benefit retirement plan obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 43). The movements in respect of these defined benefit plans during the year are summarised as follows:

A The amounts recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2005**	RBS **2005**	Total **2005**	Retirement Scheme 2004	RBS 2004	Total 2004
Present value of funded obligations	**5,974**	**7**	**5,981**	5,456	7	5,463
Fair value of plan assets	**(5,899)**	**(13)**	**(5,912)**	(5,365)	(14)	(5,379)
Net unrecognised actuarial gains/(losses)	**(172)**	**2**	**(170)**	(188)	6	(182)
Net (asset)/liability	**(97)**	**(4)**	**(101)**	(97)	(1)	(98)

The plans had no investment in shares or debt securities issued by the Company.

44 Defined benefit retirement plan obligations (continued)

B Movements in the net (asset)/liability recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2005**	RBS **2005**	Total **2005**	Retirement Scheme 2004	RBS 2004	Total 2004
At 1 January	**(97)**	**(1)**	**(98)**	(39)	2	(37)
Contributions paid to the Schemes	**(165)**	**–**	**(165)**	(224)	(2)	(226)
Expense recognised (note 44C)	**165**	**(3)**	**162**	166	(1)	165
At 31 December	**(97)**	**(4)**	**(101)**	(97)	(1)	(98)

C Expense recognised in the consolidated profit and loss account:

in HK$ million	Retirement Scheme **2005**	RBS **2005**	Total **2005**	Retirement Scheme 2004	RBS 2004	Total 2004
Current service cost	**261**	**–**	**261**	228	–	228
Interest cost	**230**	**–**	**230**	222	1	223
Expected return on plan assets	**(326)**	**–**	**(326)**	(284)	(1)	(285)
Net actuarial (gain)/loss recognised	**–**	**(3)**	**(3)**	–	(1)	(1)
Expense recognised (note 44B)	**165**	**(3)**	**162**	166	(1)	165
Less: Amount capitalised	**31**	**(3)**	**28**	28	(1)	27
	134	**–**	**134**	138	–	138

The retirement expense is recognised under staff costs and related expenses in the consolidated profit and loss account.

D Actual return on plan assets

in HK$ million	**2005**	2004
MTRCL Retirement Scheme	**445**	527
MTRCL Retention Bonus Scheme	**–**	–

E The principal actuarial assumptions used as at 31 December 2005 (expressed as weighted average) are as follows:

	Retirement Scheme **2005**	RBS **2005**	Retirement Scheme 2004	RBS 2004
Discount rate at 31 December	**4.25%**	**4.00%**	4.25%	1.00%
Expected rate of return on plan assets	**6.00%**	**2.25%**	6.00%	1.50%
Future salary increases	**4.00%**	**3.60%**	4.00%	2.75%

45 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its property development projects as at 31 December 2005.

Location/ development package	Land use	Total gross floor area (sq. m.)	Actual or expected date of completion of construction works*
Hong Kong Station	Office / Retail / Hotel	415,894	By phases from 1998 – 2005
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	Completed in 2003
Package Three	Residential / Cross Border Bus Terminus	105,886	Completed in 2005
Package Four	Residential	128,845	Completed in 2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2006 – 2010
Olympic Station			
Package One	Residential / Office / Retail	309,069	Completed in 2000
Package Two	Residential / Retail	268,650	Completed in 2001
Package Three	Residential / Kindergarten	104,452	2006
Tsing Yi Station	Residential / Retail	292,795	Completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel	361,686	By phases from 1999 – 2005
Package Two	Residential / Retail	255,949	By phases from 2002 – 2007
Package Three	Residential / Retail	413,154	By phases from 2002 – 2008
Hang Hau Station	Residential / Retail	142,152	Completed in 2004
Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2006 – 2007
Tseung Kwan O Station			
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	Completed in 2005
Tseung Kwan O South Station			
Area 86 Package One	Residential / Retail / Residential Care Home for the Elderly	139,840	2009
Choi Hung Park-and-Ride	Residential / Retail	21,538	Completed in 2005

* Completion based on issuance of occupation permit

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 19) as the case may be. As at 31 December 2005, total property development in progress in respect of these jointly controlled operations was HK$1,087 million *(2004: HK$388 million)* and total deferred income was HK$3,458 million *(2004: HK$4,506 million)*.

During the year ended 31 December 2005, profits of HK$6,145 million *(2004: HK$4,568 million)* were recognised (note 8).

46 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76.5% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them including their close family members, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years which are still relevant for the current year include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 19).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension.

C On 30 June 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement ("OA") with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. Pursuant to the terms of the OA, the Company's franchise will be extended for further periods of 50 years upon satisfying certain capital expenditure requirements at no payment and without any change in the terms of the franchise. The OA also provides that upon extension of the franchise and subject to the Government's prevailing land policy on the date on which the franchise is extended, certain consequential amendments will be made to agreements between the Government and the Company in relation to the mass transit railway, including the renewal of various railway running line leases and land leases at nominal cost.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

E On 24 July 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Disneyland Resort Line ("DRL"). In connection with the financing of the DRL Project, the Government agreed to provide financial support through the Government waivers of its entitlement to cash dividends in respect of its shareholding. Such committed financial support has been met in 2004. The DRL was completed in June 2005 and commenced operation on 1 August 2005.

F On 19 November 2003, the Company entered into a formal project agreement with the Government to develop, on a build, operate and transfer basis, the Tung Chung Cable Car System together with a Theme Village at Ngong Ping on the Lantau Island under a franchise granted by the Government for a period of 30 years commencing on 24 December 2003. Details of the project are set out in note 18C.

During the year, the Group has had the following material related party transactions:

G On 24 January 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F of Tseung Kwan O Town Lot No. 70, Area 86, at an assessed land premium of HK$2,319 million together with other ancillary terms and conditions as specified in the modification letter to be entered into between the Company and the Government. Upon award of the development package on 8 February 2005, the agreed land premium, of which one-half or HK$1,160 million was paid by the Company, was settled.

H On 18 July 2005, the Company entered into a project agreement with the Airport Authority for the procurement of MTR station extension works and related railway facilities to serve the SkyPlaza currently under construction at the Hong Kong International Airport. Details of the project are described in note 18E.

I In connection with the construction of various railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2005 are provided in notes 18, 31 and 36 respectively.

J The Company has business transactions with its non-controlled subsidiaries in the normal course of operations, details of which are disclosed in note 22.

46 Material related party transactions (continued)

K The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 7A. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme and New Joiners Share Option Scheme. Details of these directors' options are disclosed in note 7B and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board. Their gross remuneration is summarised as follows:

in HK$ million	**2005**	2004
Short-term employee benefits	**42.3**	38.6
Post-employment benefits	**2.2**	3.0
Equity compensation benefits	**5.2**	3.5
	49.7	45.1

These above remuneration is included in staff costs and related expenses.

L In December 2005, a lump sum retirement benefit payment of HK$11.6 million was paid to Philip Gaffney, a Member of the Executive Directorate who retired on 5 December 2005, out of the MTR Corporation Limited Retirement Scheme.

M During the year, the following dividends were paid to or waived by the Government:

in HK$ million	**2005**	2004
Cash dividends paid	**760**	652
Cash dividends waived	**–**	37
Shares allotted in respect of scrip dividends	**978**	1,014
	1,738	1,703

In 2004, HK$37 million cash dividends were waived by the Government. Such amount, together with HK$11 million brought forward from previous year, have been offset against the construction costs of the DRL Project (note 18).

47 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2005 not provided for in the accounts were as follows:

The Group

in HK$ million	Railway operations	Railway extension projects	Property development projects	New businesses	Total
2005					
Authorised but not yet contracted for	**543**	**–**	**408**	**8**	**959**
Authorised and contracted for	**598**	**67**	**1,336**	**97**	**2,098**
	1,141	**67**	**1,744**	**105**	**3,057**
2004					
Authorised but not yet contracted for	518	–	1,762	–	2,280
Authorised and contracted for	927	558	213	–	1,698
	1,445	558	1,975	–	3,978

47 Commitments (continued)

The Company

in HK$ million	Railway operations	Railway extension projects	Property development projects	Total
2005				
Authorised but not yet contracted for	**543**	**–**	**408**	**951**
Authorised and contracted for	**598**	**67**	**1,336**	**2,001**
	1,141	**67**	**1,744**	**2,952**
2004				
Authorised but not yet contracted for	518	–	1,762	2,280
Authorised and contracted for	927	558	213	1,698
	1,445	558	1,975	3,978

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2005			
Authorised but not yet contracted for	**479**	**64**	**543**
Authorised and contracted for	**259**	**339**	**598**
	738	**403**	**1,141**
2004			
Authorised but not yet contracted for	388	130	518
Authorised and contracted for	232	695	927
	620	825	1,445

(iii) Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:

The Group and The Company

in HK$ million	**2005**	2004
Authorised but not yet contracted for	**408**	1,762
Authorised and contracted for	**1,324**	204
	1,732	1,966

47 Commitments (continued)

B Operating lease commitments

The Group had operating leases on office buildings and staff quarters as at 31 December 2005. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

The Group and The Company

in HK$ million	**2005**	2004
Payable within one year		
Leases expiring within one year	**3**	5
Leases expiring between one to five years	**5**	2
	8	7
Payable after one but within five years	**3**	1
	11	8

The above includes HK$1 million *(2004: HK$2 million)* in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

C Liabilities and commitments in respect of property management contracts

The Group has, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at 31 December 2005, the Group had total outstanding liabilities and contractual commitments of HK$619 million *(2004: HK$613 million)* in respect of these works and services. Cash funds totalling HK$695 million *(2004: HK$665 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

D Investments in China

(i) Investment in Line 4 of Shenzhen Metro System ("Shenzhen Line 4")

In January 2004, the Company entered into an Agreement in Principle for a Build-Operate-Transfer ("BOT") project with the Shenzhen Municipal People's Government in respect of the construction of Phase 2 of Shenzhen Line 4 of the proposed Shenzhen Metro System and the operation of the entire line for a term of 30 years. The project is subject to a Concession Agreement with the Shenzhen Municipal People's Government and the necessary government approvals, including that from the Central Government. In May 2005, the Company and the Shenzhen Municipal People's Government initialed the project Concession Agreement. The project is subject to approval from the Central Government.

Shenzhen Line 4 is a 21-kilometre urban railway running from Huanggang to Longhua New Town in Shenzhen, forming the major north-south railway corridor of the Shenzhen Special Economic Zone. Upon completion of Phase 2 of Shenzhen Line 4, both Phases 1 and 2 will be operated by the Company's subsidiary established in Shenzhen. Total investment of the project is estimated at RMB 6 billion (HK$5.8 billion) which will be financed by equity capital contributed by the Company of RMB 2.4 billion (HK$2.3 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway.

No significant construction contracts have been awarded as to-date. As of 31 December 2005, total costs of HK$166 million *(2004: HK$51 million)* incurred for the project have been included in deferred expenditure and the Company had other contract commitments totalling HK$105 million *(2004: HK$10 million)* in relation to this project.

(ii) Investment in Beijing Metro Line 4 Project ("Beijing Line 4")

In December 2004, an Agreement in Principle was entered into between the Company, Beijing Infrastructure Investment Co Ltd. ("BIIC") and Beijing Capital Group ("BCG"), both are subsidiaries of the Beijing Municipal People's Government, to form a public-private partnership company ("PPP") for the investment in the Beijing Line 4 project, which involves the investment, construction and operation of the line for a term of 30 years. The project is subject to a Concession Agreement with the Beijing Municipal People's Government and approval from the Central Government. In February 2005, the Company and the other PPP partners initialed the project Concession Agreement with Beijing Municipal People's Government. In September 2005, approval from Central Government was obtained for the PPP project and the PPP company was formally established in January 2006.

47 Commitments (continued)

Beijing Metro Line 4 project is a 29-kilometre new underground metro line running from Majialou Station to Longbeicun Station, forming a main north-south traffic artery of Beijing. The total investment for the Beijing Line 4 project is estimated at RMB 15.3 billion (HK$14.7 billion), 70% of which will be funded by the Beijing Municipal People's Government. The PPP's investment will be approximately RMB 4.6 billion (HK$4.4 billion), contributing to 30% of the total investment in the project. Both the Company and BCG will each own 49% of the PPP whilst BIIC will own the remaining 2% interest. The PPP has a registered capital of approximately RMB 1.4 billion (HK$1.3 billion), about RMB 676 million (HK$650 million) of which will be contributed and owned by the Company. The remaining 70% of the PPP's investment is expected to be funded by non-recourse bank loans. No significant construction contracts have been awarded as to-date.

48 Post balance sheet event

A In January 2006, the Group entered into a long-term lease up to 47 years for the operation and management of a shopping centre in Dong Cheng district, Beijing. The shopping centre has a gross floor area of about 31,000 square metres. Annual lease payments are approximately RMB50 million for the first five years of the lease during which the Group has the right to acquire the shopping centre at a pre-determined price.

B On 1 February 2006, the Company entered into a development agreement with Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited to develop Tseung Kwan O Town Lot No. 70 Site AB in respect of which the Company has accepted Government's assessed land premium of approximately HK$8 billion, and the Company is to provide an interest-free loan of HK$4 billion to assist the developer in financing the project. The development site involves accommodation and facilities with a total gross floor area of 309,696 square metres and is expected to be completed by 2010.

49 Comparative figures

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting policies. Details are disclosed in note 3.

50 Accounting estimates and judgements

A Key sources of accounting estimates and estimation uncertainty include the following:

(i) Estimated useful life and depreciation of property, plant and equipment
The Group estimates the useful lives of the various categories of property, plant and equipment on the basis of their design lives, planned asset maintenance programme and actual usage experience. Depreciation is calculated using the straight-line method at rates sufficient to write off their cost or valuation over their estimated useful lives (note 2H).

(ii) Impairment of long-lived assets
The Group reviews its long-lived assets for indications of impairment at each balance sheet date according to accounting polices set out in note 2G(ii). In analysing potential impairments identified, the Group uses projections of future cash flows from the assets based on management's assignment of a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(iii) Pension costs
The Group employed independent valuation professionals to conduct annual assessment of the actuarial position of the Group's retirement plans. The determination of the Group's obligation and expense for the defined benefit element of these plans is dependent on certain assumptions and factors provided by the Company, which are disclosed in note 43A(iii).

(iv) Revenue recognition on property development
Recognition of property development profits requires management's estimation of the final project costs upon completion and, in the case of property distributions-in-kind, the properties' fair value upon recognition. The Company takes into account independent qualified surveyors report, past experience on sales and marketing costs, as well as the prevailing market conditions when estimating final project costs on completion, and bases on professionally qualified valuers' reports in determining the estimated fair value of property distribution-in-kinds.

(v) Valuation of investment properties
The valuation of investment properties requires management's input of various assumptions and factors relevant to the valuation. The Group conducts annual revaluation of its investment properties by independent professionally qualified valuers based on these assumptions agreed with the valuers prior to adoption.

(vi) Franchise
The current franchise under which the Group is operating allows it to run the mass transit railway system until 30 June 2050. Pursuant to the terms stipulated in the Operating Agreement with the Government, the Company considers that it has the legal right to extend the franchise for further periods of 50 years upon expiry of each franchise term (note 46C). The Group's depreciation policies (note 2H) in respect of certain assets' lives which extend beyond 2050 are relied on this basis.

50 Accounting estimates and judgements (continued)

(vii) Income tax

Certain treatments adopted by the Company in its tax returns in the past years are yet to be finalised with the Hong Kong Inland Revenue Department. In assessing the Company's income tax and deferred taxation in the 2005 accounts, the Company has followed the tax treatments it has adopted in those tax returns, which may be different from the final outcome in due course.

(viii) Project provisions

The Group establishes project provisions for the settlement of estimated claims that may arise due to time delays, additional costs or other unforeseen circumstances common to major construction contracts. The claims provisions are estimated based on an assessment of the Group's liabilities under each contract by professionally qualified personnel, which may differ from the actual claims settlement.

B Critical accounting judgements in applying the Group's accounting policies

(i) Properties held for sale

The Group has temporarily let out certain retail and carpark spaces at Olympian City but has decided to treat these as properties held for sale as it is not the Group's intention to hold them in the long-term for capital appreciation or rental income.

(ii) Provisions and contingent liabilities

The Group recognises provisions for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability. As at 31 December 2005, the Group considered that it had no disclosable contingent liabilities as there were neither pending litigations nor events with potential obligation which were probable to result in material outflow of economic benefits to the Group.

51 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended 31 December 2005

Up to the date of issue of these accounts, the HKICPA has issued several amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these accounts. The Group has carried out an assessment on those accounting pronouncements and considered that the following new standards will apply to the Group's accounts in future:

	Effective for accounting periods beginning on or after
Amendment to HKAS 19 "Employee Benefits" – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
Amendment to HKAS 39 "Financial Instruments: Recognition and Measurement" – Financial Guarantee Contracts	1 January 2006
HKFRS 7 "Financial Instruments: Disclosures"	1 January 2007
Amendment to HKAS 1 "Presentation of Financial Statements" – Capital Disclosures	1 January 2007

So far it has concluded that except for the Amendment to HKAS 39, which requires the recognition of financial guarantee contracts at their fair value in the balance sheet, the other matters are unlikely to have a significant impact on the Group's results of operations and financial position apart from certain additional disclosure and changes in presentation in the accounts.

52 Approval of accounts

The accounts were approved by the Board on 7 March 2006.

Glossary

Articles of Association	The articles of association of the Company
Board	The board of directors of the Company
Company or Corporation or MTR	MTR Corporation Limited (地鐵有限公司), a company which was incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) on 26 April 2000
Computershare	Computershare Hong Kong Investor Services Limited
Customer Service Pledge	Annually published performance targets in accordance with the Operating Agreement
Director and Member of the Board	A member of the Board
FSI	The Financial Secretary Incorporated, a corporation solely established under the Financial Secretary Incorporation Ordinance (Chapter 1015 of the Laws of Hong Kong)
Government	The government of Hong Kong
Gross Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts as a percentage of the total equity attributable to equity shareholders of the Company
HKSE or Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong or Hong Kong SAR	The Hong Kong Special Administrative Region of the People's Republic of China
Interest Cover	Operating profit before depreciation divided by gross interest and finance charges before capitalisation
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
MTR Ordinance	The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)
MTR Lines	Collective name for the Kwun Tong Line, Tsuen Wan Line, Island Line, Tung Chung Line, Tseung Kwan O Line and Disneyland Resort Line
Net Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts net of cash and cash equivalents in the balance sheet as a percentage of the total equity attributable to equity shareholders of the Company
Operating Agreement	*The agreement entered into by the Company and the Secretary for Transport for and on behalf of the* Government on 30 June, 2000 for the operation of the Mass Transit Railway
Operating Margin	Operating profit from railway and related operations before depreciation as a percentage of turnover
Ordinary Shares	Ordinary shares of HK$1.00 each in the capital of the Company
Return on Average Equity Attributable to Equity Shareholders	Profit attributable to equity shareholders of the Company as a percentage of the average of the beginning and closing total equity attributable to equity shareholders of the Company of the period
SEC	The U.S. Securities and Exchange Commission
Service Quality Index	A measure of customer satisfaction for the services provided by MTR Lines and Airport Express Line based on the service attributes (excluding fares) weighted by the corresponding importance from the customer research

Designed by Sedgwick Richardson Editorial by [illegible] Limited



地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk